         As filed with the Securities and Exchange Commission on June 16, 2006

                                                1933 Act File No. 333-124254
                                                1940 Act File No. 811-10537

                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, DC 20549

                                                     FORM N-2

[X]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]         Pre-Effective Amendment No.
[X]          Post-Effective Amendment No. 1

                                                      and/or

[X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]          Amendment No. 19

-------------------------------------------------------------------------------------------------------------------
                                    Oppenheimer Tremont Market Neutral Fund LLC
-------------------------------------------------------------------------------------------------------------------
                                 Exact Name of Registrant as Specified in Charter

                              6803 South Tucson Way, Centennial, Colorado 80112-3924
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                                Address of Principal Executive Offices) (Zip Code)

                                                  (303) 768-3200
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                                Registrant's Telephone Number, including Area Code

                                               Robert G. Zack, Esq.
                                              OppenheimerFunds, Inc.
                            Two World Financial Center, 225 Liberty Street, 11th Floor
-------------------------------------------------------------------------------------------------------------------
                                              New York, NY 10281-1008
                                       Name and Address of Agent for Service

Approximate Date of Proposed Public Offering:  _____________

     If any  securities  being  registered  on this  form will be  offered  on a delayed or continuous  basis in reliance on Rule 415 under the Securities Act of
1933, other than securities  offered in connection with a dividend  reinvestment
plan,                    check                   the                   following
box......................................................................[X]

It is proposed that this filing will become effective

[X]    when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

     [ ] This  post-effective  amendment  designates a new effective  date for a previously filed post-effective amendment.

     [ ] This form is filed to register  additional  securities  for an offering pursuant  to Rule  462(b)  under  the  Securities  Act and  the  Securities  Act registration  statement number of the earlier effective  registration  statement for the same offering is 333-124254.

     Pursuant  to Rule 429  under the  Securities  Act of 1933,  the  prospectus included herein is a combined  prospectus and relates to Registration  Statement
No.  333-124254,  as amended,  previously filed by the Registrant on Form N-2 on
July 29, 2005. This  Registration  Statement also  constitutes a  post-effective amendment,  and  includes  all of the  information  that would be  required in a prospectus  covering  an  offering  made in  connection  with  Registration  No.
333-71716 filed on July 29, 2005, Registration Statement No. 333-124254 filed on
April 22, 2005,  Registration  Statement No. 333-113448 filed on March 10, 2004,
Registration  Statement No.  333-112550 filed on February 6, 2004,  Registration
Statement No. 333-110761 filed on November 25, 2003,  Registration Statement No.
333-110406  filed on November 12, 2003,  Registration  Statement No.  333-109750
filed on October  16,  2003,  Registration  Statement  No.  333-108523  filed on
September 5, 2003, Registration Statement No. 333-106695 filed on June 30, 2003,
Registration  Statement No. 333-71716 filed on October 18, 2002 and Registration
Statements  No.  333-71716  filed on  October  17,  2001,  December  7, 2001 and
December  19, 2001,  which  prospectuses  have been  combined  herein,  and such
post-effective   amendments  shall  become  effective   concurrently   with  the
effectiveness of this Registration Statement and in accordance with Section 8(c)
of the Securities Act of 1933.

     The Registrant amends this registration  statement on such date or dates as may be necessary to delay its effective date until the  Registrant  shall file a further amendment which  specifically  states that this  registration  statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933  or  until  the  registration  statement  shall  become effective  on such  date  as the  Securities  and  Exchange  Commission,  acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not use this prospectus to sell securities until the registration statement containing this prospectus, which has been filed with the Securities and
Exchange Commission, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Oppenheimer Tremont
Market Neutral Fund LLC

Limited Liability Company Interests

                         PROSPECTUS dated July 29, 2006

                                                         --------------------

                  INVESTMENT OBJECTIVE. Oppenheimer Tremont Market Neutral Fund
LLC (the "Fund") is a limited liability company registered under the Investment
Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to seek long-term capital appreciation consistent with preservation of capital while attempting to generate positive returns over various market cycles. The Fund will pursue this objective by investing primarily in private investment partnerships and similar investment vehicles that are managed by a select group of alternative asset managers that employ various "market neutral" investment strategies.

                                                 (continued on following page)
                                                         --------------------

                  Investing in the Fund's limited liability company interests
(denominated as "Shares") involves a high degree of risk. An investment in the
Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment. See
"RISK FACTORS" beginning on page 19.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  This prospectus concisely provides the information that a
prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference.
Additional information about the Fund, including a statement of additional information ("SAI") dated July 29, 2006, has been filed with the Securities and
Exchange Commission (the "SEC"). The SAI and the Fund's annual and semi-annual reports are available upon request and without charge by writing the Fund at the address above or by calling (800) 858-9826 or through the OppenheimerFunds website, at www.oppenheimerfunds.com (follow the hyperlinks: "Access Accounts and Services" - "Forms & Literature" - "Order Literature" - "Statements of
Additional Information"). The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 53 of this prospectus. The SAI, and other information about the Fund, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's
Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

     OppenheimerFunds   Distributor,   Inc.  (the  "Distributor")  acts  as  the
distributor  of Shares on a best efforts basis,  subject to various  conditions.
Shares are being offered  through the  Distributor and other brokers and dealers that have entered into selling  agreements with the Distributor.  Shares will be sold only to "Qualified Investors." See "Investor  Qualifications."  Investments
of less than  $500,000  are subject to a sales load of 2.5% and  investments  of
$500,000  or more will be  subject  to a sales  load of 1.5%,  in each case as a percentage of the public offering price. See "Purchase Terms" in this prospectus for ways to reduce the sales load rate that applies.  The public  offering price for the Shares is equal to the "net asset  value" per Share,  which is the value of the Fund's assets less its liabilities,  divided by the number of then issued and outstanding  Shares,  plus the applicable sales load. The full amount of the sales load will be reallowed by the  Distributor to selling brokers and dealers.
In addition,  the  Distributor  (or one of its  affiliates) may pay from its own resources  additional  compensation  to brokers  and  dealers of up to 1% of the value of Shares sold by such brokers and dealers.  Prospective  investors should be aware that these payments could create  incentives on the part of the brokers and dealers to more  positively  consider the Fund relative to investment  funds for which those  parties are not  eligible  for  payments of this nature (or for which  only  smaller  payments  are made).  Additional  detail  regarding  these payments  may be obtained  directly  from your  financial  representative.  (See
"Distribution Arrangements.")

                                            OppenheimerFunds Distributor, Inc.

                  INVESTMENT PROGRAM. The Fund will pursue its investment
objective by investing primarily in private investment partnerships and similar investment vehicles ("Underlying Funds") that are managed by a select group of alternative asset managers ("Underlying Fund Managers") that employ various
"market neutral" investment strategies. Market neutral investment strategies seek to provide predictable investment returns regardless of general stock market movements. These strategies encompass a broad range of investment programs that historically have exhibited a low correlation to the general performance of equity, debt and other markets. They include investment programs that involve the use of hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets. Underlying Fund Managers may invest and trade in a wide range of instruments and markets, including, but not limited to,
U.S. and non-U.S. equities and equity-related instruments, currencies, financial futures, and fixed income and other debt-related instruments. In connection with their investment programs, Underlying Fund Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, short sales of securities, the use of leverage (i.e., borrowing money for investment purposes), and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. In lieu of investing in Underlying Funds, the Fund may on occasion retain a Hedge Fund Manager to manage a designated portion of the
Fund's assets in accordance with the Hedge Fund Manager's specialized investment style, either through a separate account or through an entity created by the
Hedge Fund Manager for that purpose. The Fund's Sub-Adviser will have primary responsibility for selecting Underlying Fund Managers and determining the portion of the Fund's assets to be allocated to each Hedge Fund Manager. It will consider various criteria in selecting Underlying Fund Managers, including: the historical investment performance of the Hedge Fund Manager; its reputation and experience; the effectiveness of its risk management systems; its adherence to its stated investment philosophy; the quality and stability of the Hedge Fund
Manager's organization; and whether key personnel of the Hedge Fund Manager have substantial investments in the Hedge Fund Manager's investment program.

                  Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board
or any other government agency.

SUMMARY OF FUND EXPENSES...........................................................................................

FINANCIAL HIGHLIGHTS...............................................................................................

PROSPECTUS SUMMARY.................................................................................................

RISK FACTORS.......................................................................................................

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES......................................................................

MANAGEMENT OF THE FUND.............................................................................................

INVESTOR QUALIFICATIONS............................................................................................

REPURCHASES OF SHARES AND TRANSFERS................................................................................

CALCULATION OF NET ASSET VALUE.....................................................................................

DIVIDENDS, CAPITAL GAINS AND TAXES.................................................................................

DISTRIBUTION ARRANGEMENTS..........................................................................................

GENERAL INFORMATION................................................................................................

TABLE OF CONTENTS OF SAI...........................................................................................

APPENDIX A - Investor Certification.............................................................................A-1

APPENDIX B - Limited Liability Company Agreement................................................................B-1

                            SUMMARY OF FUND EXPENSES

     The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.

Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price)..............................................2.50%(1)
     Redemption Fee (as percentage of value of Shares repurchased)
        (applies only to repurchases less than one year after date of initial investment)................1.00%

Annual Expenses (as a percentage of net assets)

     Management Fee                                                                                 ______%
     Administration Fee                                                                             ______%(2)
     Investor Servicing Fee                                                                         ______%
     Other expenses                                                                                 ______%(3)
     Total annual expenses (excluding Incentive Fee)                                                ______%

     Incentive Fee (as percentage of net profits in excess of Preferred Return)                     5.00%(4)

(1)    Investments of less than $500,000 are subject to a sales load of 2.5% and investments of $500,000 or more will be subject to a sales load of 1.5%, in each case as a percentage of the public offering price. The sales load is generally calculated by reference to the investor's account balance, plus the investment amount. See "Distribution Arrangements."

(2)    Under the terms of an administration agreement with the Fund, the Adviser will provide certain administrative services to the Fund, including, among others, assisting in the review of investor applications, handling
       Shareholder inquiries regarding the Fund and preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund. In consideration for these services, the Fund will pay the
       Adviser a monthly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Shares determined as of the last day of each calendar month (the "Administration Fee").

(3)    "Other Expenses" consist of transfer agent fees, custodial expenses, and accounting and legal expenses, among others and are based on estimated amounts for the current fiscal year.

(4)    The Adviser (or an affiliated company of the Adviser that it designates)
       is entitled to receive a performance-based incentive fee equal to 5% of the net profits (taking into account net realized and unrealized gains or losses and net investment income or loss), if any, in excess of the
       "Preferred Return" (described below), subject to reduction of that excess for prior losses that have not been previously offset against net profits
       (the "Incentive Fee"). The reduction for prior losses not previously offset by subsequent profits establishes what is typically referred to as a "high water mark". The Incentive Fee will be accrued monthly and is generally payable annually. No incentive fee will be accrued or payable for any period unless losses from prior periods have been recovered by the Fund. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund to the Adviser. For purposes of both the accrual and payment of the Incentive Fee, the Preferred Return is equal to the 2-year Treasury constant maturity rate as reported by the Board of
       Governors of the Federal Reserve System as of the last business day of the prior calendar year.

                  The purpose of the table above is to assist prospective
investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

                  As to the Incentive Fees, the Fund will calculate and accrue any liability for the Incentive Fee monthly, based on the Fund's performance.
The Fund's net asset value will be reduced or increased each month to reflect this accrual. An increase in the Fund's net asset value will occur only as a result of a reversal of any prior Incentive Fee accruals, if the Fund's current year's cumulative return does not exceed the Preferred Return. No incentive fee will be accrued or payable for any current period unless losses from prior periods have been recovered by the Fund. If the Fund has no prior losses, but its performance is negative, the Fund will track its high water mark or
"cumulative loss" in a memorandum account ("Loss Carryforward Memorandum
Account") on a monthly basis, and no Incentive Fee will be accrued for that month. If the Fund has a net loss for the current calendar year and has not recovered losses from the prior calendar year (i.e., has not regained its high water mark), there will be no accrual of an Incentive Fee, and the Fund will add the losses incurred by the Fund to the Loss Carryforward Memorandum Account. If
the Fund has no prior losses, and its performance is positive for the current calendar year, the Fund will accrue an Incentive Fee only after the Fund's performance exceeds the Preferred Return.

                  Each time shares are repurchased in a repurchase offer, the
Fund will adjust the amount of any cumulative loss in proportion to the number of shares repurchased by the Fund, so that the repurchase of shares has the effect of reducing the amount of cumulative loss. Corresponding upward adjustments are made when investors purchase shares, so that the amount of cumulative loss is adjusted upward to reflect the effect of such new purchases.

                  Because of the monthly accrual of the Incentive Fee, an
investor who buys Shares will pay a price per Share equal to the Fund's net asset value per Share adjusted to reflect accruals during the course of the year. The Fund's net asset value will be decreased by the accruals of the
Incentive Fee during periods of net profits in excess of the Preferred Return, while net asset value will be increased by reversals of previously accrued
Incentive Fees if the Fund's current year's cumulative return does not exceed the Preferred Return. If the Incentive Fee accruals are reversed, as a result of the Fund's current year's cumulative return not exceeding the Preferred Return, investors who purchased Shares at the time an Incentive Fee was accrued will receive a greater benefit from the reversal relative to Shareholders who held
Shares throughout the period in which the Incentive Fee was accrued.

                  The Incentive Fee presents risks that are not present in funds without an incentive fee. The overall fees, expenses and the Incentive Fee payable by the Fund and indirectly borne by its investors generally will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment policies similar to those of the Fund. See "Management of the Fund--Incentive Fee."

                  Examples. The following examples are based on the fees and expenses set forth above, including the Incentive Fee. These examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples. If the actual rate of return exceeds 5%, or if the difference between the Fund's actual rate of return and Preferred Return is greater than the difference assumed in the examples below, the dollar amounts of expenses (which for purposes of the examples are assumed to include the Incentive Fee) could be significantly higher because of the Incentive Fee.

                  The following examples are intended to help you understand the cost of investing in the Fund. The first table assumes that you invest $1,000 in the Fund for the time periods indicated.

                  The first line in the tables below assumes that you redeem all of your investment at the end of those periods. The second line assumes that you keep your investment. Both redemption and retention assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Your actual costs may be higher or lower because expenses will vary over time. Based on these assumptions your expenses as to such a $1,000 investment would be as follows:

If shares are repurchased:                   1 Year           3 Years          5 Years         10 Years
                                             ------           -------          -------         --------
                                               $                 $                $               $

If shares are not repurchased:               1 Year           3 Years          5 Years         10 Years
                                             ------           -------          -------         --------
                                               $                 $                $               $

                  The next table assumes that you invest $50,000 in the Fund for the time periods indicated. Based on the same assumptions as set out above, your expenses as to such an investment would be as follows:

If shares are repurchased:                   1 Year           3 Years          5 Years         10 Years
                                             ------           -------          -------         --------
                                               $                 $                $               $

If shares are not repurchased:               1 Year           3 Years          5 Years         10 Years
                                             ------           -------          -------         --------
                                               $                 $                $               $

                  The examples should not be considered a representation of
future expenses, and actual expenses may be greater or less than those shown.

                              FINANCIAL HIGHLIGHTS

                  The Financial Highlights Table is presented to help you
understand the Fund's financial performance since inception. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund during the periods indicated. The financial highlights information has been audited by _____________________, the Fund's Independent
Registered Public Accounting Firm, whose report, along with the Fund's financial statements, is included in the Statement of Additional Information, which is available on request.

Financial Highlights

----------------------------------------------------------------------------------------------------------------------

Year Ended March 31,                                        2006            2005            2004            2003                                                                       2002(1)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------- ------------ -------------- ------------- -------------- -------------

Total Return                                                                %           %           %
Incentive Allocation
                                                                             ---           ------          ------                                                                       ----
Total Return, net of incentive allocation(2)

----------------------------------------------- ------------ -------------- ------------- -------------- -------------
----------------------------------------------- ------------ -------------- ------------- -------------- -------------

Ratios/Supplemental Data
Members' capital, end of period (in thousands)

----------------------------------------------- ------------ -------------- ------------- -------------- -------------
----------------------------------------------- ------------ -------------- ------------- -------------- -------------

Ratios to average members' capital:(3)
Net investment loss(4)

----------------------------------------------- ------------ -------------- ------------- -------------- -------------
----------------------------------------------- ------------ -------------- ------------- -------------- -------------

Total expenses
Incentive allocation
                                                                 ----           ----          ----           ----
Total expenses and incentive allocation

----------------------------------------------- ------------ -------------- ------------- -------------- -------------
----------------------------------------------- ------------ -------------- ------------- -------------- -------------

Portfolio turnover rate(7)

----------------------------------------------- ------------ -------------- ------------- -------------- -------------

1. For the period from January 2, 2002 (commencement of operations) to March 31,
2002.
2. Total return assumes a purchase of an interest in the Fund on the last valuation day prior to the first day of the fiscal period and a sale of that same interest on the last business day of the period noted, after Incentive
Allocation to the Special Advisory Member, if any, and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.
3. Ratios do not reflect the Fund's proportionate share of income and expenses of the Investment Funds.
4. Excludes impact of incentive allocation.
5. Annualized.
6. Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average fair value of Investments Funds.

                               PROSPECTUS SUMMARY

                  The following is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund.
You should review the more detailed information contained in this prospectus and in the SAI.

The Fund

     Oppenheimer  Tremont  Market  Neutral  Fund LLC (the  "Fund")  is a limited liability  company.  The Fund is  registered  as a  non-diversified,  closed-end management  investment  company  under the  Investment  Company Act of 1940,  as amended (the "Investment Company Act").  OppenheimerFunds,  Inc. (the "Adviser")
serves  as  the  Fund's  investment   adviser.   Tremont  Partners,   Inc.  (the
"Sub-Adviser"), an affiliate of the Adviser, serves as the Fund's sub-adviser.

     The Fund's limited liability company interests have been redenominated, and are issued  and sold,  as the  "Shares"  offered  by this  prospectus.  The Fund previously  issued  "Interests."  Those  Interests have been reissued as Shares.
Persons who are issued Shares by the Fund,  and other persons who acquire Shares and are  admitted  to the Fund by its Board of  Directors  (the  "Board"),  will become "Shareholders."

Investment Objective and Principal Strategies

     The Fund's investment  objective is to seek long-term capital  appreciation consistent with  preservation of capital while  attempting to generate  positive returns over various market cycles.  The Fund seeks to achieve this objective by allocating its assets for investment  among a select group of alternative  asset managers  ("Underlying  Fund Managers")  employing a variety of "market neutral"
investment  strategies.  Market neutral  investment  strategies  seek to provide predictable investment returns regardless of general stock market movements. The
Sub-Adviser is primarily  responsible for selecting the Underlying Fund Managers and  determining  the portion of the Fund's assets to be allocated to each Hedge
Fund Manager,  subject to the general  supervision of the Adviser and the Board.
The Fund will implement  these  allocation  decisions by investing  primarily in private investment partnerships and similar investment vehicles that are managed by Underlying Fund Managers ("Underlying Funds").

     The Fund's assets will be allocated  primarily to Underlying  Fund Managers that pursue "market neutral" investment strategies. These strategies encompass a broad  range of  investment  programs  that  historically  have  exhibited a low correlation to the general performance of equity,  debt and other markets.  They
include  investment   programs  involving  the  use  of  hedging  and  arbitrage techniques in the equity,  fixed income,  currency and commodity markets.  These investment programs employ a variety of sophisticated investment techniques that include,  among other things, short sales of securities,  use of leverage (i.e., borrowing  money  for  investment  purposes),  and  transactions  in  derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Underlying Fund Managers' use of these techniques will be an integral part of their investment  programs,  and involves significant risks to the Fund.

     The  investment  strategies  of the  Underlying  Fund Managers may include, among others:

     o index  arbitrage;  o  interest  rate  arbitrage;  o merger  arbitrage;  o
convertible  bond  and  warrant  hedging;   o  statistical   long/short   equity
strategies; and o pairs trading.

     These strategies are described under  "Investment  Objectives and Principal
Strategies - The Fund's Investment Program."

     Underlying  Fund Managers  will  generally  invest  primarily in marketable securities,  although  certain  Underlying  Fund  Managers  may also  invest  in privately placed securities and other  investments that are illiquid.  Interests in the  Underlying  Funds will not  themselves be marketable  and will only have limited liquidity. Underlying Fund Managers may invest and trade in a wide range of instruments and markets,  including, but not limited to, domestic and foreign equities and equity-related  instruments,  currencies,  financial  futures,  and fixed income and other  debt-related  instruments.  Underlying Fund Managers are generally  not  limited as to the markets  (either by location or type,  such as large  capitalization,  small capitalization or non-U.S.  markets) in which they may invest or the investment  discipline  that they may employ (such as value or growth or bottom-up or top-down  analysis).  Underlying  Funds in which the Fund will invest may include private investment limited partnerships, joint ventures, other  investment  companies and similar  entities  managed by  Underlying  Fund
Managers.  In addition,  the Fund may on occasion  retain one or more Underlying
Fund  Managers to manage and invest  designated  portions  of the Fund's  assets
(either as separately  managed  accounts or as separate  investment  vehicles in which a Hedge Fund  Manager  serves as general  partner and the Fund is the sole limited  partner).  (Any  arrangement  in which the Fund  retains  a Hedge  Fund
Manager to manage an account or  investment  vehicle for the Fund is referred to as a "Segregated Account.")

     The  Sub-Adviser  will  select  Underlying  Fund  Managers  on the basis of various  criteria,  generally  including,  among  other  things:  the Hedge Fund
Manager's  performance  during various time periods and market cycles; the Hedge
Fund Manager's  reputation,  experience and training;  its  articulation of, and adherence to, its investment  philosophy;  the presence and deemed effectiveness of  its  risk  management  discipline;  results  of  on-site  interviews  of the management  team;  the  quality  and  stability  of  the  Hedge  Fund  Manager's organization,  including  internal  and  external  professional  staff;  and the existence of  substantial  investments  in the Hedge Fund  Manager's  investment program by key  personnel  of the Hedge Fund  Manager.  Based on its analysis of these criteria,  the Sub-Adviser will allocate the Fund's assets among available
Underlying Fund Managers that have demonstrated  records of superior  investment performance in pursuing market neutral  investment  strategies,  consistent with the Fund's goal of long-term  capital  appreciation,  while focusing on the risk characteristics  of those  strategies and the Fund's overall risk exposure.  The
Sub-Adviser will seek to construct an investment portfolio for the Fund in which there is expected to be a low overall  degree of  correlation  of the investment performance of Underlying Fund Managers across  investment  styles and little or no correlation  between the overall  performance of the Fund's portfolio and the general performance of equity and other markets.

     The  Sub-Adviser  will  regularly  evaluate  each  Hedge  Fund  Manager  to
determine  whether  its  investment   program  is  consistent  with  the  Fund's
investment  objective and whether its investment  performance  is  satisfactory.
Based on these  evaluations,  the  Sub-Adviser  will allocate and reallocate the
Fund's assets among Underlying Fund Managers and may terminate or add Underlying
Fund Managers.  The  termination of Underlying Fund Managers and the addition of
Underlying Fund Managers that do not manage Segregated Accounts will not require the approval of Shareholders.

     See "Investment Objective and Principal Strategies."

     An investment in the Fund involves  substantial  risks and no assurance can be given that the Fund will achieve its investment objective.

The Investment Adviser

     The Adviser, OppenheimerFunds,  Inc., is the Fund's investment adviser. The
Adviser has operated as an investment  adviser  since January 1960.  The Adviser
(including its subsidiaries) managed more than $___ billion of assets as of June
30, 2006.  Its clients  include the  Oppenheimer  mutual funds with more than __
million shareholder accounts.

     Pursuant to an investment  advisory  agreement with the Fund (the "Advisory
Agreement"),  the  Adviser  is  responsible  for  developing,  implementing  and supervising the Fund's investment program. The Adviser is authorized, subject to the approval of the Board and  Shareholders,  to retain one of its affiliates to provide any or all of the investment  advisory  services required to be provided to the Fund or for assistance in providing  these  services.  See "Management of the Fund - General."

     In consideration of services provided by the Adviser, the Fund will pay the
Adviser a monthly  fee (the  "Management  Fee")  computed  at the annual rate of
1.00% of the aggregate value of outstanding Shares determined as of the last day of the month  (before  any  repurchases  of Shares or the  accrual of  Incentive
Fees). See "Management of the Fund." In addition,  the Adviser (or an affiliated company of the  Adviser  that it  designates)  is  entitled to receive an annual performance-based incentive fee determined as a percentage of the net profits as further described under "Management of the Fund - Incentive Fee."

The Sub-Adviser

     The  Sub-Adviser,  Tremont  Partners,  Inc., is an affiliate of the Adviser that has been  retained by the Adviser to serve as the Fund's  sub-adviser.  The
Sub-Adviser  is  responsible  for  providing  day-to-day  investment  management services to the Fund, subject to the supervision of the Adviser. Since 1984, the
Sub-Adviser and its affiliates have provided alternative investment solutions to a diverse client base,  including  financial  institutions,  mutual funds, other investment  companies and high net worth  individuals.  These  services  include tracking and evaluating  domestic and offshore investment funds. The Sub-Adviser and its affiliates  were  responsible for the allocation of over $___ billion of client assets among alternative investment strategies,  as of June 30, 2006. The
Adviser will pay the Sub-Adviser a monthly fee equal to 50% of the amount of the
Management  Fee  earned  by the  Adviser  pursuant  to the  Advisory  Agreement, together with the full amount of the Incentive  Fee, if any. See  "Management of the Fund." The Sub-Adviser's retention as the Fund's sub-adviser was approved by the Board.

Incentive Fee

     The Adviser (or an affiliated company of the Adviser that it designates) is entitled  to receive a  performance-based  incentive  fee equal to 5% of the net profits (taking into account net realized and unrealized gains or losses and net investment  income  or  loss),  if any,  in  excess  of the  "Preferred  Return"
(described  below),  subject to  reduction  of that excess for prior losses that have not been previously  offset against net profits (the "Incentive  Fee"). The
reduction  for  prior  losses  not  previously  offset  by  subsequent   profits
establishes what is typically  referred to as a "high water mark". The Incentive
Fee will be accrued monthly and is generally  payable  annually.  The Adviser is under no obligation to repay any  Incentive Fee  previously  paid by the Fund to the Adviser.  For purposes of both the accrual and payment of the Incentive Fee, the Preferred Return is equal to the 2-year Treasury  constant  maturity rate as reported by the Board of Governors of the Federal  Reserve System as of the last business day of the prior calendar year.

     As to the Incentive  Fees, the Fund will calculate and accrue any liability for the Incentive Fee monthly,  based on the Fund's performance.  The Fund's net asset value will be reduced or increased each month to reflect this accrual.  An increase in the Fund's net asset value will occur only as a result of a reversal of any prior  Incentive Fee accruals,  if the Fund's current  year's  cumulative return does not exceed the Preferred Return. No incentive fee will be accrued or payable for any  current  period  unless  losses  from prior  periods  have been recovered by the Fund. If the Fund has no prior losses,  but its  performance is negative,  the Fund will  track its high water  mark or  "cumulative  loss" in a memorandum account ("Loss Carryforward  Memorandum Account") on a monthly basis, and no Incentive Fee will be accrued for that month.  If the Fund has a net loss for the  current  calendar  year and has not  recovered  losses  from the  prior calendar  year (i.e.,  has not regained  its high water mark),  there will be no accrual of an Incentive  Fee,  and the Fund will add the losses  incurred by the
Fund to the  Loss  Carryforward  Memorandum  Account.  If the  Fund has no prior losses,  and its performance is positive for the current calendar year, the Fund will  accrue an  Incentive  Fee only after the Fund's  performance  exceeds  the
Preferred Return.

     Each time  shares are  repurchased  in a  repurchase  offer,  the Fund will adjust the amount of any  cumulative  loss in proportion to the number of shares repurchased  by the Fund,  so that the  repurchase  of shares  has the effect of reducing the amount of cumulative  loss.  Corresponding  upward  adjustments are made when investors purchase sharesShares, so that the amount of cumulative loss is adjusted upward to reflect the effect of such new purchases.

     Because of the monthly  accrual of the Incentive  Fee, an investor who buys
Shares  will pay a price per Share equal to the Fund's net asset value per Share adjusted to reflect accruals during the course of the year. The Fund's net asset value will be decreased by the accruals of the Incentive  Fee during  periods of net  profits in excess of the  Preferred  Return,  while net asset value will be increased  by  reversals  of  previously  accrued  Incentive  Fees if the Fund's current year's  cumulative  return does not exceed the Preferred  Return. If the
Incentive Fee accruals are reversed,  as a result of the Fund's  current  year's cumulative  return not exceeding the Preferred  Return,  investors who purchased
Shares at the time an Incentive  Fee was accrued will receive a greater  benefit from the reversal relative to Shareholders who held Shares throughout the period in which the Incentive Fee was accrued.

     The Incentive  Fee presents  risks that are not present in funds without an incentive  fee. The overall fees,  expenses and the Incentive Fee payable by the
Fund and  indirectly  borne by its investors  generally  will be higher than the fees and expenses of most other registered investment  companies,  but generally will be similar to those of many  private  investment  funds and  certain  other registered investment companies with investment policies similar to those of the
Fund. See "Management of the Fund - Incentive Fee."

Administration Fee

     Pursuant to an  Administration  Agreement between the Fund and the Adviser, the Fund will pay the Adviser a monthly fee computed at the annual rate of 0.25%
of the aggregate  value of outstanding  Shares  determined as of the last day of the month (before any repurchases of Shares or the accrual of Incentive Fees) in consideration  for certain  administrative  services provided to the Fund by the
Adviser. See "Management of the Fund - Administrative Services."

Investor Servicing Fee

     The  Fund  will  pay a  fee  to  OppenheimerFunds  Distributor,  Inc.  (the
"Distributor") to reimburse it for payments made to  broker-dealers  and certain financial  advisers that have agreed to provide  ongoing  investor  services and account  maintenance  services to their customers that are investors in the Fund
("Investor Service  Providers").  This fee will be paid quarterly and will be in an amount,  with respect to each Investor  Service  Provider,  not to exceed the lesser  of:  (i)  0.50%  (on an  annualized  basis)  of the  aggregate  value of outstanding  Shares held by investors  that receive  services  from the Investor
Service Provider,  determined as of the last day of the calendar quarter (before
any  repurchases  of  Shares  or  accrual  of  Incentive   Fees);  or  (ii)  the
Distributor's actual payments to the Investor Service Provider.  See "Management of the Fund-Investor Servicing Arrangements."

Borrowing

     The Fund is authorized  to borrow money for  investment  purposes,  to meet repurchase  requests and for cash management  purposes.  Borrowings by the Fund, including any borrowings on behalf of Segregated Accounts,  will be subject to a
300% asset coverage  requirement under the Investment Company Act. Borrowings by
Underlying Funds are not subject to this requirement. Any borrowings by the Fund for investment  purposes (a practice know as "leverage") will be made solely for
Segregated  Accounts  and involve  certain  risks.  The Fund may borrow money in amounts up to one-third of its total assets  (including the amount borrowed) for investment  purposes,  to  meet  repurchase  requests  and for  cash  management purposes. The purchase of securities with borrowed funds creates leverage in the
Fund.

     Effective  November 28, 2005, the Fund entered into a Credit Agreement with
The Bank of Nova Scotia  which  enables it to  participate  with  certain  other
Oppenheimer  funds  in a  committed,  unsecured  credit  facility  that  permits borrowings of up to $75,000,000, collectively. The borrowings of any single fund under the credit facility are further limited to 15% of its net assets. Interest is charged to the Fund,  based on its borrowings,  at a rate equal to either the
Federal  Funds  Rate plus 0.75% or LIBOR plus  0.75%,  depending  on the type of borrowing.  The Fund also pays a  commitment  fee equal to its pro rata share of the  average  unutilized  amount of the credit  facility at a rate of 0.125% per annum.

     See "Risk  Factors - Leverage;  Borrowing"  and  "Investment  Objective and
Principal Strategies - Borrowing; Use of Leverage."

Investor Qualifications

     Shares are being  offered only to investors  that  represent  that they are individuals or companies (other than investment companies) that have a net worth
(or in the case of  individuals,  a joint net worth with  their  spouse) of more than  $1,500,000,  persons  who have  immediately  after the time of purchase at least $750,000 under the Adviser's or its affiliates' management,  including any amount  invested  in the Fund,  or that they meet  certain  other  qualification requirements ("Qualified Investors"). In addition, Shares are being offered only to investors that are U.S. persons for Federal income tax purposes.

     Before  an  investor  may  invest  in  the  Fund,  the  Distributor  or the investor's financial adviser will require a certification from the investor that it is a Qualified  Investor and that it will not  transfer its Shares  except in the  limited  circumstances  permitted  under  the LLC  Agreement.  (The form of investor  certification that each investor will be asked to sign is contained in
Appendix A of this  prospectus.) If an investor's  certification is not received on or before the date Shares are to be issued,  the investor's order will not be accepted. See "Investor Qualifications."

Investor Suitability An investment in the Fund involves substantial risks.

     It is  possible  that an investor  may lose some or all of its  investment.
Before  making an  investment  decision,  an investor  should (i)  consider  the suitability of this  investment  with respect to its  investment  objectives and personal  situation  and (ii)  consider  factors such as its personal net worth, income, age, risk tolerance and liquidity needs.

The Offering

     Shares are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board.

     The  minimum  initial  investment  in the Fund by an  investor  is  $50,000
(including the applicable sales load).  Subsequent  investments must be at least
$5,000 (including the applicable sales load).  Investments of less than $500,000 are subject to a sales load of 2.5% and  investments of $500,000 or more will be subject to a sales load of 1.5%,  in each case  computed as a percentage  of the public offering price.

     Under a Right of  Accumulation,  in determining  the  applicable  load, the amount  of each  additional  investment  in the  Fund by a  Shareholder  will be aggregated with the amount of the Shareholder's initial investment and any other additional  investments  in the Fund (net of the value of all Shares held by the
Shareholder  repurchased by the Fund).  However, for purposes of determining the sales  load  for  your  investments  in the  Fund,  the  right  of  accumulation
privileges   do  not  apply  to   investments   in  other   funds   managed   by
OppenheimerFunds,  Inc. or its affiliates.  The Fund no longer honors Letters of
Intent.

     The full  amount of the  sales  load is  reallowed  by the  Distributor  to selling  brokers  and  dealers.  In  addition,  the  Distributor  (or one of its affiliates)  may pay from its own resources  additional  compensation to brokers and dealers of up to 1% of the value of Shares sold by such brokers and dealers.
The  Adviser  in its  discretion  and from its own  assets,  may pay to  certain broker-dealers  and certain  financial  advisers in respect of their  customers'
investments  in the  Fund  an  additional  amount  not to  exceed  0.50%  (on an annualized  basis) of the  aggregate  value of  outstanding  Shares held by such customers.  Prospective  investors  should be aware  that these  payments  could create  incentives  on the part of the brokers  and  dealers to more  positively consider the Fund relative to  investment  funds for which those parties are not eligible  for  payments of this nature (or for which only  smaller  payments are made).  Additional detail regarding these payments may be obtained directly from your financial representative.

     Unlisted  Closed-End  Structure;   The  Fund  is  a  closed-end  management
investment company.  Closed-end Limited Liquidity and funds differ from open-end management investment companies Transfer Restrictions  (commonly known as mutual funds) in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their shares on a daily basis.

     In addition,  there is no public  market for Shares and none is expected to develop.  With very limited  exceptions,  the Shares are not  transferable,  and liquidity will be provided only through repurchase offers made from time to time by the Fund, as described below. If an investor  attempts to transfer its Shares in violation of the LLC  Agreement,  the transfer will not be permitted and will be void. An investment in the Fund is therefore  suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

     Shares  generally may be held only through the  Distributor  or a broker or dealer that has entered into a selling agreement with the Distributor.

     No Shareholder will have the right to require the Fund to redeem the Shares such  Shareholder  owns.  The Fund  from  time to time may  offer to  repurchase outstanding  Shares  pursuant to written tenders from  Shareholders.  Repurchase offers will be made at such times and on such terms  (including as to the number of Shares) as may be determined by the Board in its sole discretion,  subject to certain  regulatory  requirements  imposed by SEC rules,  and generally  will be offers to repurchase a specified dollar amount of outstanding  Shares.  The Fund intends to offer to repurchase  Shares in December  2005, and  thereafter,  four times a year, as of the last business day of March, June, September and December but may, in its sole discretion,  decide not to do so. A redemption fee equal to
1.00% of the value of the Shares  repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase is less than one year following the date of a Shareholder's  initial  investment in the Fund.
If  applicable,  the  redemption  fee will be  deducted  before  payment  of the proceeds of a repurchase.  If certain notice requirements are met, the Fund will be  dissolved  if the Shares of any  Shareholder  that has  submitted  a written request for  repurchase  of its  Shares,  has not been  repurchased  by the Fund within a period of two years after the Shareholder's request.

     If a repurchase  offer is  oversubscribed  by Shareholders who tender their
Shares,  the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  In addition, a Shareholder who tenders for repurchase only a portion  of the Shares  such  investor  owns will be  required  to  maintain a minimum account  balance of $50,000,  as of the date that the Fund values Shares for repurchase.

     The Fund  reserves  the right to reduce that  portion of the  Shareholder's investment  to be purchased  from a  Shareholder  to maintain the  Shareholder's account balance at $50,000 if a Shareholder tenders a portion of the Shares such investor owns and the  repurchase of that portion would cause the  Shareholder's account balance to fall below this required minimum.  The Fund may redeem all or part  of a  Shareholder's  investment  if,  among  other  reasons,  the  Adviser determines  that it  would be in the best  interests  of the Fund to do so.  See
"Repurchases  of  Shares  and  Transfers  -  No  Right  of  Redemption"  and  "-
Repurchases of Shares."

Taxation

     Prior to July 1, 2005,  the Fund was treated as a  partnership  for Federal income  tax  purposes.  As of that  date,  the  Fund  elected  to be  taxed as a corporation  and intends to qualify as a "regulated  investment  company"  under
Subchapter M of the Internal  Revenue Code (the "Tax  Conversion"),  so that the
Fund is no longer  treated as a  partnership  for  Federal  tax  purposes.  As a regulated  investment company under Subchapter M of the Internal Revenue Code of
1986, as amended, (the "Code"), each year that the Fund qualifies as a regulated investment company and distributes to its Shareholders generally at least 90% of its  "investment  company  taxable  income" (as defined in the Code, but without regard to the dividends paid deduction),  it will pay no U.S. federal income tax on the earnings or capital gains it  distributes.  This avoids a "double tax" on that income and net capital gains since holders of Shares normally will be taxed on the  dividends and net capital gains they receive from the Fund (unless their
Shares are held in a retirement  account that permits tax deferral or the holder is  otherwise  exempt  from  tax).  Tax-exempt  U.S.  investors  will not  incur unrelated  business  taxable  income with respect to an  investment in Shares if they do not borrow to make the investment. Certain requirements under Subchapter
M and  additional  information  regarding  the  Fund's  new  tax  treatment  are described below in this  prospectus.  See "Taxes" and "General  Information." No material changes in the investment program or day-to-day  management of the Fund are contemplated in connection with the new tax treatment.

     As a result of the Tax Conversion, the Fund's tax reporting to shareholders will now be made on IRS Form 1099 instead of Schedule K-1. For the calendar year ending December 31, 2005, you may receive reports from the Fund on both Schedule
K-1 and Form 1099,  depending  on when you are or were an  investor in the Fund.
See "Taxes."

ERISA Plans and Other Tax-Exempt Entities

     Because the Fund and Underlying Funds may use leverage,  investors  subject to the Employee  Retirement  Income Security Act of 1974, as amended  ("ERISA"), and other  tax-exempt  investors who were investors in the Fund prior to the Tax
Conversion may incur income tax liability to the extent the Fund's  transactions are treated as giving rise to unrelated business taxable income.  After the Fund elects  to be taxed as a  corporation  and to seek to  qualify  as a  "regulated investment  company" under Subchapter M of the Internal Revenue Code of 1986, as amended,  tax-exempt U.S.  investors will not incur unrelated  business  taxable income as a result of a leveraged  investment  by the Fund or a Hedge Fund.  If, however,  a tax-exempt  investor  finances its investment in the Fund with debt, the dividend income paid by the Fund and generally any gain realized on the sale of Fund Shares  would give rise to  unrelated  business  taxable  income to such tax-exempt investor. See "Taxes."

Risks and Special Considerations

     An  investment  in  the  Fund  involves   substantial   risks  and  special
considerations, including the following:

     o Investing in the Fund can result in a loss of capital invested.

     o Various risks are associated with the securities and other instruments in which  Underlying  Fund  Managers  may  invest  and the  specialized  investment techniques they may use.

     o Certain  Underlying  Funds in which the Fund  invests  have limited or no operating histories.

     o Shares are  subject to  substantial  restrictions  on  transfer  and have limited liquidity.

     o The Fund is a non-diversified fund for purposes of the Investment Company
Act of 1940,  as  amended,  and  invests in  Underlying  Funds that may not have diversified  investment  portfolios  and may, in some cases,  concentrate  their investments in a single industry or group of related industries.  (After the Tax
Conversion,  the Fund is,  however,  subject  to certain  asset  diversification requirements  relating  to its  tax  status,  which,  under  the  Code,  must be satisfied on a "look  through"  basis with respect to the Fund's  investments in
Underlying  Funds, such that the ultimate holdings of those Underlying Funds are
considered  in  measuring  the  Fund's   diversification  for  purposes  of  its
qualification under Subchapter M of the Code).

     o The Fund invests in  Underlying  Funds or  Segregated  Accounts that will charge the Fund  asset-based fees and typically will also be entitled to receive performance-based  fees  or  allocations.  These  are in  addition  to the  fees
(including the Incentive Fee) imposed by the Fund.

     o  Performance-based  fees or  allocations,  as the case may be, may create
incentives  for  the   Sub-Adviser  or  a  Hedge  Fund  Manager  to  make  risky
investments.

     o  The  Fund  may  be  subject  to  performance-based  allocations  by  the underlying Underlying Fund Managers in which the Fund invests even if the Fund's overall returns are negative.

     o Investors will bear fees, expenses and performance-based fees at the Fund level and also fees, expenses and  performance-based  fees or allocations at the
Hedge Fund or Segregated Account level.

     o The fees and  performance-based  allocations or fees, as the case may be, payable by the Fund are higher  than those of most other  registered  investment companies.

     o The Adviser,  the Sub-Adviser and Underlying Fund Managers have conflicts of interest.  Underlying  Fund  Managers may, in pursuing  independently  of one another their respective investment objectives,  effect offsetting transactions, which could result in the Fund bearing transactional costs without obtaining any benefit.

     Underlying  Funds generally will not be registered as investment  companies under the Investment Company Act.

     o The  Sub-Adviser may have little or no means of  independently  verifying information provided by Underlying Fund Managers.

     o The Fund may make additional  investments in or effect  withdrawals  from
Underlying Funds only at certain times.

     o The Fund may receive  securities  that are illiquid or difficult to value in connection with withdrawals and distributions from Underlying Funds.

     o Satisfaction of the various tests that must be met to maintain the Fund's tax  status  as a  regulated  investment  company  under  Subchapter  M  require significant  support from the  Underlying  Funds in which the Fund  invests.  In addition,  as a related  matter,  the Fund is  required  each  December  to make certain "excise tax" calculations based on income and gain information that must be obtained  from the  Underlying  Funds.  The risks of not  receiving  accurate
information   from  the  Underlying  Funds  are  incurring  the  excise  tax  on undistributed  income or having to  report a return  of  capital  if the  Fund's distribution exceeds its tax basis income and net gains.

     In view  of the  risks  noted  above,  the  Fund  should  be  considered  a speculative  investment and investors should invest in the Fund only if they can sustain a complete loss of their investment.

     No guarantee or representation  is made that the investment  program of the
Fund or any Hedge Fund Manager will be successful,  that the various  Underlying
Fund  Managers  selected  will  produce  positive  returns or that the Fund will achieve its investment objective.

     See "Risk Factors."

                                  RISK FACTORS

                  An investment in the Fund involves substantial risks,
including the risk that the entire amount invested may be lost. The Fund allocates its assets to Underlying Fund Managers and invests in Underlying Funds that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various risks are also associated with an investment in the
Fund, including risks relating to the multi-manager structure of the Fund, risks relating to compensation arrangements and risks relating to the limited liquidity of Shares.

                  Prospective investors should consider the following factors in determining whether an investment in the Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in the Fund. Prospective investors should read this entire prospectus and the statement of additional information of the Fund
(the "SAI") and consult with their own advisers before deciding whether to invest. In addition, as the Fund's investment program develops and changes over time (subject to limitations established by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

                  General Economic and Market Conditions. The success of the
Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Underlying Funds and Segregated
Accounts. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

                  Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which a Hedge Fund's or Segregated Account's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Underlying Funds and Segregated
Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

                  Risks of Securities Activities. All securities investing and trading activities involve the risk of loss of capital. While the Sub-Adviser will attempt to moderate these risks, there can be no assurance that the Fund's investment activities will be successful or that Shareholders will not suffer losses. The following discussion sets forth some of the more significant risks associated with the Underlying Fund Managers' styles of investing:

                  Equity Securities. Underlying Fund Managers' investment
portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Underlying Fund
Managers also may invest in depository receipts relating to non-U.S. securities.
Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

                  Fixed-Income Securities. The value of fixed-income securities in which Underlying Funds and Segregated Accounts invest will change in response to fluctuations in interest rates. In addition, the value of certain fixed-income securities can fluctuate in response to perceptions of credit worthiness, political stability or soundness of economic policies. Valuations of other fixed-income instruments, such as mortgage-backed securities, may fluctuate in response to changes in the economic environment that may affect future cash flows.

                  Non-U.S. Investments. It is expected that Underlying Funds and
Segregated Accounts will invest in securities of non-U.S. companies and countries. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. companies or the U.S.
government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict a Hedge Fund Manager's investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to United States standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the United States.
Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.
There is also less regulation, generally, of the securities markets in foreign countries than there is in the United States. In addition, unfavorable changes in foreign currency exchange rate may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in non-U.S. markets.
Underlying Fund Managers may, but are generally not required to hedge against such risk, and there is no assurance that any attempted hedge will be successful.

                  Securities of issuers in emerging and developing markets
present risks not found in securities of issuers in more mature markets.
Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. Investments in issuers in emerging and developing markets may be subject to greater risks of government restrictions with respect to withdrawing the proceeds from sales of such investments. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments of developing countries may be more unstable and present greater risks of nationalization or restrictions on foreign ownership of stocks of local companies.

                  The Fund from time to time, may invest in non-U.S. Hedge Funds which have similar risks (as described above) to investing in securities of
non-U.S. companies and countries.

                  Illiquid Portfolio Investments. Underlying Funds and
Segregated Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and a Hedge Fund or
Segregated Account may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

                  The Underlying Fund Managers may utilize a variety of special investment instruments and techniques to hedge the portfolios of the Underlying
Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Hedge
Fund's or Segregated Account's investment objective. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Underlying Fund Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

                  Derivatives. Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by
Underlying Funds or Segregated Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by
Underlying Funds or Segregated Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

                  Call and Put Options. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

                  Hedging Transactions. The Underlying Fund Managers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Underlying Fund Managers to hedge against a change or event at a price sufficient to protect a Hedge Fund's or
Segregated Account's assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Hedge Fund Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Hedge Fund Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Underlying Fund
Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Underlying Fund Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

                  Counterparty Credit Risk. Many of the markets in which the
Underlying Funds or Segregated Accounts effect their transactions are
"over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Hedge Fund or Segregated
Account invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Hedge Fund or Segregated Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the
Hedge Fund or Segregated Account to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Hedge Fund or Segregated Account has concentrated its transactions with a single or small group of counterparties.
Underlying Funds and Segregated Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, the Sub-Adviser, with the intent to diversify, intends to monitor counterparty credit exposure of Underlying Funds and Segregated Accounts. The ability of Underlying Funds and Segregated Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

                  Leverage; Interest Rates; Margin. The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Underlying Funds generally are also permitted to borrow money. The Fund, Underlying Funds and Segregated Accounts may directly or indirectly borrow funds from brokerage firms and banks. Borrowing for investment purposes is known as "leverage." Underlying Funds and Segregated Accounts may also "leverage" by using options, swaps, forwards and other derivative instruments. Although leverage presents opportunities for increasing total investment return, it has the effect of potentially increasing losses as well.
Any event that adversely affects the value of an investment, either directly or indirectly, by a Hedge Fund or Segregated Account could be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that the Fund,
Underlying Fund Managers or Underlying Funds borrow funds, the rates at which they can borrow may affect the operating results of the Fund. Any borrowings by the Fund for investment purposes will be made solely for Segregated Accounts.

                  In general, the anticipated use of short-term margin
borrowings by Underlying Funds and Segregated Accounts results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the
Underlying Funds or Hedge Funds have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Underlying Funds or Segregated Accounts could be subject to a "margin call," pursuant to which they must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Hedge Fund or Segregated Account, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

                  Short Selling. The Underlying Fund Managers may engage in
short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

                  Underlying Funds and Segregated Accounts may also effect short sales "against the box." These transactions involve selling short securities that are owned (or that a Hedge Fund or Segregated Account has the right to obtain). When a Hedge Fund or Segregated Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding.
Underlying Funds and Segregated Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

                  Lack of Operating History. Certain Underlying Funds may be
newly formed entities that have no operating histories. In such cases, the
Sub-Adviser will have evaluated the past investment performance of Underlying
Fund Managers or their personnel. However, this past investment performance may not be indicative of the future results of an investment in a Hedge Fund managed by a Hedge Fund Manager. Although the Sub-Adviser, its affiliates and their personnel have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Fund's investment program should be evaluated on the basis that there can be no assurance that the Sub-Adviser's assessments of Underlying Fund
Managers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Fund may not achieve its investment objective and the Fund's net asset value may decrease.

                  Non-Diversified Status and Industry Concentration. The Fund is
a "non-diversified" investment company for purposes of the Investment Company
Act of 1940, as amended (the "Investment Company Act"). Thus, there are no percentage limitations imposed by the Investment Company Act on the percentage of the Fund's assets that may be invested in the securities of any one issuer.
Also, there are no requirements under the Investment Company Act that the investments of Underlying Funds be diversified. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. (After the Tax Conversion, the Fund is, however, subject to certain asset diversification requirements relating to its tax status, which must be satisfied on a "look through" basis with respect to the
Fund's investments in Underlying Funds, such that the ultimate holdings of those
Underlying Funds are considered in measuring the Fund's diversification for this purpose). To address risks relating to concentration, not more than 10% of the
Fund's net assets will be allocated to any one Hedge Fund Manager.

                  In addition, although the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in a single industry or group of related industries (but will invest 25% or more of the value of its total assets in
Underlying Funds that pursue market neutral investment strategies except during temporary periods of adverse market conditions affecting Underlying Funds that pursue such strategies), Underlying Funds generally are not subject to similar industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. The Fund will not invest in a Hedge Fund if, as a result of such investment, 25% or more of the value of the Fund's total assets will be invested in Underlying Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries. Nevertheless, it is possible that, at any given time, the assets of
Underlying Funds in which the Fund has invested will, in the aggregate, have investments in a single industry or group of related industries constituting 25%
or more of the value of their combined total assets. The Fund does not believe that this situation is likely to occur given the nature of its investment program. However, because these circumstances may arise, the Fund is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through Underlying Funds in which it invests, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Underlying Funds are not generally required to provide current information regarding their investments to their investors (including the Fund).
Thus, the Fund and the Sub-Adviser may not be able to determine at any given time whether or the extent to which Underlying Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry or group of related industries.

                  Incentive Compensation. Each Hedge Fund Manager generally will be entitled to receive performance-based fees or allocations, expected to range from 15% to 25% of net profits, with respect to the Hedge Fund that it manages.
Performance-based fees or allocations may create an incentive for Underlying
Fund Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the performance-based fees or allocations are generally calculated on a basis that includes realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains.

                  In addition, the Adviser (or an affiliate that it designates)
will generally be entitled to receive a performance-based Incentive Fee as described below under "Management of the Fund - Incentive Fee." This special compensation may create an incentive for the Sub-Adviser to make investment decisions on behalf of the Fund that are riskier or more speculative than would be the case in the absence of the Incentive Fee. In addition, because the
Incentive Fee is calculated on a basis that includes unrealized appreciation of the Fund's assets, the Incentive Fee may be greater than if it were based solely on realized gains.

                  Limited Liquidity; In-Kind Distributions. An investment in the
Fund provides limited liquidity since Shares may be held only through the
Distributor or a broker or dealer that has entered into a selling agreement with the Distributor, and Shareholders will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

                  Payment for repurchased Shares may require the Fund to
liquidate portfolio holdings earlier than the Sub-Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the
Fund's portfolio turnover. The Adviser and the Sub-Adviser intend to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

                  If a Shareholder tenders its Shares in connection with a
repurchase offer made by the Fund, that tender may not be rescinded by the
Shareholder after the date on which the repurchase offer terminates. However, the value of the Shares that are tendered by Shareholders generally will not be determined until a date approximately one month later and will be based on the value of the Fund's assets as of such later date. A Shareholder will thus continue to bear investment risk after a Share is tendered for repurchase and until the date as of which the Shares are valued for purposes of repurchase. In addition, a redemption fee equal to 1.00% of the value of the Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of a
Shareholder's initial investment in the Fund.

                  The Fund expects to distribute cash to the holders of Shares that are repurchased. However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares.
Although the Fund does not generally intend to make distributions in-kind, under the foregoing circumstances, and in other unusual circumstances where the Board determines that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase, Shareholders may receive in-kind distributions of investments from the Fund's portfolio
(valued in accordance with the Fund's valuation policies) in connection with the repurchase of Shares by the Fund. In addition, a distribution may be made partly in cash and partly in-kind. An in-kind distribution may consist of securities that are not readily marketable and may be subject to restrictions on resale.
Shareholders receiving an in-kind distribution will incur costs, including commissions, in disposing of securities that they receive, and in the case of securities that are not readily marketable, Shareholders may not be able to sell the securities except at prices that are lower than those at which the securities were valued by the Fund or without substantial delay. Any such distributions will be made on the same basis to all Shareholders in connection with any particular repurchase offer. For these various reasons, an investment in the Shares is suitable only for sophisticated investors. See "Repurchases of
Shares and Transfers."

                  Conflicts of Interest. The Adviser, the Sub-Adviser and their affiliates, as well as many of the Underlying Fund Managers and their respective affiliates, provide investment advisory and other services to clients other than the Fund and Underlying Funds. In addition, investment professionals associated with the Adviser, the Sub-Adviser or Underlying Fund Managers may carry on investment activities for their own accounts and the accounts of family
Shareholders (collectively with other accounts managed by the Adviser, the
Sub-Adviser and their affiliates, "Other Accounts"). The Fund and Underlying
Funds have no interest in these activities. As a result of the foregoing, the
Adviser, the Sub-Adviser and Underlying Fund Managers will be engaged in substantial activities other than on behalf of the Fund and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the
Fund and Other Accounts.

                  There may be circumstances under which the Sub-Adviser or a
Hedge Fund Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Fund's or a Hedge Fund's assets they commit to such investment. There also may be circumstances under which the Sub-Adviser or a Hedge Fund Manager purchases or sells an investment for their Other Accounts and does not purchase or sell the same investment for the Fund or a Hedge Fund, or purchases or sells an investment for the Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Sub-Adviser, and generally also the policy of the Underlying Fund Managers, that investment decisions for the Fund, Segregated Accounts and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and
investment transactions and opportunities be fairly allocated among their clients, including the Fund and Underlying Funds.

                  The Adviser, the Sub-Adviser, Underlying Fund Managers and
their respective affiliates may have interests in Other Accounts they manage which differ from their interests in the Fund and Underlying Funds and may manage such accounts on terms that are more favorable to them than the terms on which they manage the Fund or Underlying Funds. In addition, the Sub-Adviser and
Underlying Fund Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and Incentive Allocation to which the Fund and its
Shareholders are subject.

                  Tax Risks. A noncorporate Shareholder's share of the Fund's investment expenses (including, but not limited to, the Management Fee, the
Incentive Fee, the administration fee paid to the Adviser and the Fund's share of any fees payable by Underlying Funds to the Underlying Fund Managers) may be
subject to certain limitations on deductibility for regular Federal income tax purposes. Such expenses may be completely disallowed for purposes of determining if the noncorporate Shareholder's alternative minimum tax liability will apply.
See "Taxes."

                  Distributions to Shareholders and Payment of Tax Liability.
The Fund is required to make certain annual distributions to Shareholders because the Fund has elected to be taxed as a corporation for Federal income tax purposes and intends to seek to qualify as a "regulated investment company"
under Subchapter M of the Internal Revenue Code. The amount and times of any distributions will be determined in the sole discretion of the Board.
Shareholders participating in the Fund's automatic dividend reinvestment program will not receive cash distributions, but will instead be issued additional
Shares of equal value to the amount due them as a distribution.

                  For Shareholders who were investors in the Fund while the Fund was treated as a partnership for Federal income tax purposes prior to June 30,
2005, the Fund generally did not make periodic distributions of this nature.
Whether or not distributions were made, Shareholders will be required to pay applicable Federal and state income taxes on their respective shares of the
Fund's taxable income from that period, and may have to pay applicable taxes from other sources. See "Taxes."

                  Possible Delays in Schedule K-1s. Prior to the Tax Conversion
for Shareholders who were investors in the Fund while the Fund was treated as a partnership for Federal income tax purposes, the Fund will distribute Schedules
K-1 for the 2005 tax reporting year to investors who were investors in the Fund prior to the Tax Conversion so that they can prepare their respective income tax returns. The preparation of such returns is each investor's sole responsibility.
The Fund's ability to provide final Schedules K-1 to investors for the 2005 tax year prior to April 15, 2006 will depend upon when it receives the requisite information from Underlying Funds. The Fund will provide Schedules K-1 as soon as practicable after it receives all necessary information. However, it is inevitable that delays will occur. Shareholders should therefore be prepared to obtain extensions of the filing dates for their Federal, state and local income tax returns. Investors should consult their personal tax advisers.

                  Considerations for ERISA Plans and Other Tax-Exempt Entities.
Investors subject to the Employee Retirement Income Security Act of 1974, as
amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, Individual Retirement Accounts and 401(k) and Keogh Plans, may purchase
Shares. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations" in the
SAI. Because the Fund and the Underlying Funds in which it invests may use leverage, a tax-exempt investor who was an investor prior to the Tax Conversion may incur income tax liability to the extent the Fund's transactions were treated as giving rise to unrelated business taxable income. Because the Fund has elected to be taxed as a corporation (and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended), tax-exempt U.S. investors will no longer incur unrelated business taxable income as a result of a leveraged investment by the Fund or a Hedge
Fund. If, however, a tax-exempt investor finances its investment in the Fund with debt, the dividend income paid by the Fund and generally any gain realized on the sale of Fund Shares would give rise to unrelated business taxable income to such tax-exempt investor. See "Taxes."

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

                  Underlying Funds generally will not be registered as
investment companies under the Investment Company Act and, therefore, the Fund will not have the benefit of various protections afforded by the Investment
Company Act with respect to its investments in Underlying Funds. The Fund from time to time, may also invest in non-U.S. Hedge Funds that also are not registered under the Investment Company Act. Investing in non-U.S. Hedge Funds
have similar risks to investing in securities of non-U.S. companies and countries. Although the Sub-Adviser expects to receive detailed information from each Hedge Fund Manager regarding its investment performance and investment strategy on a regular basis, in most cases the Sub-Adviser has little or no means of independently verifying this information. A Hedge Fund Manager may use proprietary investment strategies that are not fully disclosed to the
Sub-Adviser, which may involve risks under some market conditions that are not anticipated by the Sub-Adviser. In addition, many Underlying Fund Managers will not be registered as investment advisers under the Investment Advisers Act of
1940 (the "Advisers Act") in reliance on certain exemptions from registration under that act. In such cases, Underlying Fund Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

                  By investing in Underlying Funds and Segregated Accounts
indirectly through the Fund, investors bear asset-based fees and performance-based incentive fees at the Fund level and asset-based fees and performance-based allocations at the Hedge Fund or Segregated Account level.
Similarly, Shareholders bear a proportionate share of the other operating expenses of the Fund (including the Investor Servicing Fee and administrative expenses) and, indirectly, similar expenses of the Underlying Funds and
Segregated Accounts. An investor who meets the conditions imposed by the
Underlying Fund Managers, including investment minimums that may be considerably higher than the $50,000 minimum imposed by the Fund, could invest directly with the Underlying Fund Managers.

                  Each Hedge Fund Manager will receive any performance-based allocation to which it is entitled irrespective of the investment performance of other Underlying Fund Managers or the investment performance of the Fund generally. Thus, a Hedge Fund Manager with positive investment performance will receive this allocation from the Fund (and indirectly from Shareholders) even if the Fund's overall investment return is negative. Investment decisions of the
Underlying Fund Managers are made independently of each other. As a result, at any particular time, one Hedge Fund Manager may be purchasing shares of an issuer for a Hedge Fund or Segregated Account whose shares are being sold by another Hedge Fund Manager for another Hedge Fund or Segregated Account. In any such situations, the Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

                  Since the Fund may make additional investments in or effect withdrawals from a Hedge Fund only at certain times pursuant to limitations set forth in the governing documents of the Hedge Fund, the Fund from time to time:
may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest; may have to borrow money to repurchase Shares; and may not be able to withdraw its investment in a Hedge
Fund promptly after it has made a decision to do so. This may adversely affect the Fund's investment return or increase the Fund's expenses.

                  Underlying Funds may be permitted to redeem their Shares
in-kind. Thus, upon the Fund's withdrawal of all or a portion of its interest in a Hedge Fund, the Fund may receive securities that are illiquid or difficult to value. In these circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

                  The Fund may agree to indemnify certain of the Underlying
Funds and, subject to certain limitations imposed by the Investment Company Act, certain Underlying Fund Managers from liability, damage, cost or expense arising out of, among other things, certain acts or omissions.

                  Segregated Account Allocations. The Fund may on occasion
allocate its assets to a Hedge Fund Manager by retaining the Hedge Fund Manager to manage a Segregated Account for the Fund, rather than invest in the Hedge
Fund Manager's Hedge Fund. Segregated Accounts can expose the Fund to theoretically unlimited liability, and it is possible, given the leverage at which certain of the Underlying Fund Managers will trade, that the Fund could lose more in a Segregated Account that is managed by a particular Hedge Fund
Manager than the Fund has allocated to such Hedge Fund Manager to invest. This risk may be avoided if the Fund, instead of retaining a Hedge Fund Manager to manage a separate account comprised of a designated portion of the Fund's assets, as a separate investment vehicle for which a Hedge Fund Manager serves as general partner and the Fund is the sole limited partner. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Segregated Accounts.

                  Estimates. In most cases, the Fund will have little ability to assess the accuracy of the valuations received from a Hedge Fund Manager regarding a Hedge Fund. Furthermore, these valuations will typically be estimates only, subject to revision based on each Hedge Fund's annual audit.
Revisions to the Fund's gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Underlying Funds are completed.

                  Certain securities in which Underlying Funds invest may not have readily ascertainable market prices. These securities will nevertheless generally be valued by Underlying Fund Managers, which valuations will be conclusive with respect to the Fund, even though Underlying Fund Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Underlying
Fund Managers. Any such securities held by a Segregated Account will be valued at their "fair value" as determined in good faith by the Board.

                       USE OF PROCEEDS OF FUND'S OFFERING

                  The Fund will use the proceeds of the offering of its Shares to invest in accordance with its investment objective and policies.

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE AND POLICIES

                  The Fund's investment objective is to seek long-term capital appreciation consistent with preservation of capital while attempting to generate positive returns over various market cycles. Current income is not an objective. No assurance can be given that the Fund will achieve its investment objective.

                  The Fund's investment objective is fundamental and may not be changed without the approval of Shareholders. However, except as otherwise stated in this prospectus or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board.
The Fund's fundamental investment policies are listed in the SAI. Its principal investment policies and strategies are discussed below. The Fund may change any investment policies and strategies that are not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

                  The Fund pursues its investment objective by allocating its assets for investment among a select group of Underlying Fund Managers that are alternative asset managers and employ a variety of "market neutral" investment strategies. Market neutral investment strategies seek to provide predictable investment returns regardless of general stock market movements. The Sub-Adviser is primarily responsible for selecting the Underlying Fund Managers and determining the portion of the Fund's assets to be allocated to each Hedge Fund
Manager, subject to the general supervision of the Adviser and the Board. The
Fund will implement these allocation decisions primarily by investing in
Underlying Funds that are managed by Underlying Fund Managers selected by the
Sub-Adviser.

                  Underlying Funds are generally private U.S. investment funds, although they may consist of certain qualifying non-U.S. private funds as well.
In the U.S., such funds are typically organized as limited partnerships, that are not required to register under the Investment Company Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The typical Hedge Fund will have greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use.

                  The Sub-Adviser takes a three-tiered approach to asset
allocation and Hedge Fund Manager selection. Its methodology is premised on the belief that consistent, superior long-term performance necessitates first, a rigorous, top-down, or macro, view of the various alternative investment fund strategies; second, an in-depth analysis of the types of strategy attributes that best complement the Fund's investment objective; and third, identification of Underlying Fund Managers whose investment styles and historical investment returns and risk characteristics best embody those attributes.

                  Under normal market conditions, at least 80% of the Fund's net assets (plus the amount of any borrowings by the Fund for investment purposes)
will be allocated to Underlying Fund Managers that pursue "market neutral"
investment strategies. These strategies encompass a broad range of investment programs that historically have exhibited a low correlation to the performance of equity, debt and other markets. They include investment programs involving use of hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets. These investment programs employ a variety of sophisticated investment techniques that include, among other things, short sales of securities, use of leverage, and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures.

                  The investment strategies of the Underlying Fund Managers may include, among others:

o                 Index arbitrage. This strategy involves investing in a group of securities comprising an index, or a representative sample of an index, in order to capture the pricing differences that may arise between the index and the component securities.

o                 Interest rate arbitrage. This strategy seeks to exploit price anomalies between related securities with prices that
                  fluctuate in response to interest rate movements.

o                 Merger arbitrage. This strategy involves investing
                  simultaneously in long and short positions in companies
                  involved in a merger or acquisition in order to profit from the expected price movements of the acquiring and target
                  companies.

o                 Convertible bond and warrant hedging. This strategy involves investing in undervalued instruments that are convertible into equity securities and then hedging out systematic risks
                  associated with either the convertible instrument, the
                  underlying security or both.

o                 Statistical long/short equity strategies. This strategy
                  involves constructing portfolios of offsetting long and short equity positions using mathematical or statistical techniques to identify relative value between long and short positions.

o                 Pairs trading. This is a specific type of equity hedging
                  strategy that involves effecting offsetting long and short equity positions in the same industry or sector.

                  Underlying Fund Managers using arbitrage strategies attempt to identify and exploit pricing inefficiencies between related instruments or combinations of instruments. Sophisticated mathematical and statistical techniques and models are used to attempt to identify relative value between related instruments or combinations of instruments and to capture mispricings among such instruments. Underlying Fund Managers pursuing arbitrage strategies utilize a variety of techniques and models, ranging from purely quantitative, short-term models to more discretionary approaches using fundamental research to construct long and short portfolios.

                  The Sub-Adviser will allocate the Fund's assets among
available Underlying Fund Managers that have demonstrated records of superior investment performance in pursuing market neutral investment strategies, consistent with the Fund's goal of long-term capital appreciation, while focusing on the risk characteristics of those strategies and the Fund's overall risk exposure. In doing so, the Sub-Adviser will seek to construct an investment portfolio for the Fund in which there is expected to be a low overall degree of correlation of the investment performance of Underlying Fund Managers across investment styles and little or no correlation between the overall performance of the Fund's portfolio and the general performance of equity and other markets.
The Fund's structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including: the ability to invest in a professionally constructed and managed investment portfolio; access to a diverse group of Underlying Fund
Managers that utilize varying investment styles and strategies; reduced risk exposure that comes from investing with multiple Underlying Fund Managers that have exhibited low volatility of investment returns and low correlation to one another. The Sub-Adviser expects generally to allocate the Fund's assets to approximately 10 to 20 Underlying Fund Managers.

                  The multi-manager approach followed by the Fund will involve allocation of the Fund's assets to Underlying Fund Managers that employ various market neutral investment styles and strategies and will provide investors access to a variety of Underlying Fund Managers. The Fund will invest in various types of Underlying Funds managed by Underlying Fund Managers, including limited partnerships, joint ventures, other investment companies and similar entities.
The Fund from time to time, may invest in non-U.S. Hedge Funds. However, the
Fund may on occasion retain one or more Underlying Fund Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or as separate investment vehicles in which a Hedge Fund Manager serves as general partner and the Fund is the sole limited partner). (Any arrangement in which the Fund retains a Hedge Fund Manager to manage an account or investment vehicle for the Fund is referred to as a "Segregated Account.") The retention of a Hedge Fund Manager to manage a Segregated Account is subject to the approval of the Board, including a majority of the persons comprising the
Board (the "Directors") who are not "Interested persons," as defined by the
Investment Company Act, of the Fund or the Hedge Fund Manager (the "Independent
Directors"). The retention of a Hedge Fund Manager will in such cases also be subject to approval by Shareholders, unless the Fund seeks and obtains an order of the SEC exempting the Fund from this requirement. The Fund's participation in any Segregated Account arrangement will be subject to the requirement that the
Hedge Fund Manager be registered as an investment adviser under the Advisers
Act, and the Fund's contractual arrangements with the Hedge Fund Manager will be subject to the requirements of the Investment Company Act applicable to investment advisory contracts.

                  Underlying Fund Managers will be selected on the basis of
various criteria, generally including, among other things, an analysis of: the
Hedge Fund Manager's performance during various time periods and market cycles;
the Hedge Fund Manager's reputation, experience and training; its articulation of and adherence to its investment philosophy; the presence and deemed effectiveness of risk management discipline; on-site interviews of the management team; the quality and stability of the Hedge Fund Manager's organization, including internal and external professional staff; and whether key personnel of the Hedge Fund Manager have substantial personal investments in the Hedge Fund Manager's investment program. Although it is the general policy of the Fund to allocate assets among Underlying Fund Managers that use market neutral strategies, the Sub-Adviser may allocate a limited portion of the Fund's assets to Underlying Fund Managers that do not use market neutral strategies, but which use other strategies that have investment performance characteristics that have historically been negatively correlated to the equity and debt markets, generally, in an attempt to generate a consistent return pattern with lower volatility. The Fund will not allocate more than 20% of its net assets to these Underlying Fund Managers.

                  Not more than 10% of the Fund's net assets will be allocated to any one Hedge Fund Manager. In addition, the Fund will limit its investment position in any one Hedge Fund to less than 5% of the Hedge Fund's outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund's contribution and withdrawal of capital from a Hedge Fund in which it holds 5% or more of the outstanding interests will not be subject to various Investment Company Act prohibitions on affiliated transactions. However, to permit the investment of more of its assets in smaller Underlying Funds deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities of Underlying Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Hedge Fund that in the aggregate represent 25% or more of the Hedge Fund's outstanding equity.

                  Underlying Fund Managers will generally invest primarily in marketable securities, although certain Underlying Fund Managers may also invest in privately placed securities and other investments that are illiquid.
Interests in Underlying Funds will not themselves be marketable and will only have limited liquidity. Underlying Fund Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments, currencies, financial futures, and fixed income and other debt-related instruments. Underlying Fund Managers are generally not limited as to the markets (either by location or type, such as large capitalization, small capitalization or non-U.S. markets) in which they may invest or the investment discipline that they may employ (such as value, growth or bottom-up or top-down analysis). In managing Underlying Funds,
Underlying Fund Managers will not be subject to the Fund's investment policies and restrictions or the various limitations and prohibitions applicable to the activities of investment companies registered under the Investment Company Act
(such as the Fund). This involves various risks, including those associated with the fact that Underlying Funds are not generally subject to any requirements that they diversify their investments or limit their investments in the securities of issuers engaged in a single industry or group of related industries. See "Risk Factors - General Risks - Non-Diversified Status and
Industry Concentration." However, the Fund's investment policies and restrictions, and limitations and prohibitions on investments imposed by the
Investment Company Act, will apply in the case of Segregated Accounts.

                  The Sub-Adviser will regularly evaluate each Hedge Fund
Manager to determine whether its investment program is consistent with the
Fund's investment objective and whether its investment performance is satisfactory. Based on these evaluations, the Sub-Adviser may allocate and reallocate the Fund's assets among Underlying Fund Managers, may terminate existing Underlying Fund Managers and may select additional Underlying Fund
Managers, subject to the condition that the selection of a new Hedge Fund
Manager requires approval of the Board and Shareholders, unless the Fund seeks and obtains an SEC order exempting it from certain provisions of the Investment
Company Act. The Fund may seek to obtain an SEC order exempting it from the requirement that Shareholders approve Underlying Fund Managers that are retained to manage Segregated Accounts. However, no assurance can be given that such an order will be issued.

BORROWING; USE OF LEVERAGE

                  The Fund is authorized to borrow money for investment
purposes, to meet repurchase requests and for cash management purposes.
Underlying Funds generally are also permitted to borrow money for similar purposes. The use of borrowings for investment purposes is known as "leverage"
and involves a high degree of risk. The investment programs of certain
Underlying Fund Managers may make extensive use of leverage. See "Risk
Factors--Leverage; Borrowing."

                  The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Underlying Funds and, therefore, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain
Underlying Funds. The Asset Coverage Requirement will apply to borrowings by
Segregated Accounts, as well as to other transactions by Segregated Accounts that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for Segregated Accounts that are deemed to constitute senior securities, the Fund must: (i) observe the Asset Coverage
Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii)
otherwise cover the investment position with offsetting portfolio securities.
Segregation of assets or covering investment positions with offsetting portfolio securities may limit a Segregated Account's ability to otherwise invest those assets or dispose of those securities.

The Fund may borrow money in amounts up to one-third of its total assets
(including the amount borrowed) for investment purposes, to meet repurchase requests and for cash management purposes. The purchase of securities with borrowed funds creates leverage in the Fund.

Effective November 28, 2005, the Fund entered into a Credit Agreement with The
Bank of Nova Scotia which enables it to participate with certain other
Oppenheimer funds in a committed, unsecured credit facility that permits borrowings of up to $75,000,000, collectively. The borrowings of any single fund under the credit facility are further limited to 15% of its net assets. Interest is charged to the Fund, based on its borrowings, at a rate equal to either the
Federal Funds Rate plus 0.75% or LIBOR plus 0.75%, depending on the type of borrowing. The Fund also pays a commitment fee equal to its pro rata share of the average unutilized amount of the credit facility at a rate of 0.125% per annum.

SHORT SELLING

                  Underlying Funds and Segregated Accounts may sell securities short. To effect a short sale, the Hedge Fund or Segregated Account will borrow the security from a brokerage firm, or other permissible financial intermediary, and make delivery to the buyer. The Hedge Fund or Segregated Account then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold short by the Hedge Fund or Segregated
Account, which would result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. A short sale creates a risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover a short position. See "Risk Factors--Short Selling."

DERIVATIVES

                  Underlying Funds and Segregated Accounts may use financial instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivatives include stock options, index options, futures and options on futures. Transactions in derivatives involve certain risks. See "Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

                  The Fund will invest its cash reserves in high quality
short-term investments. These investments may include money market instruments and other short-term debt obligations, money market mutual funds, and repurchase agreements with banks and broker-dealers. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent the
Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

                             MANAGEMENT OF THE FUND

GENERAL

                  The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are
Independent Directors.

                  OppenheimerFunds, Inc. (the "Adviser") serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment advisory agreement with the Fund (the "Advisory Agreement"). It has operated as an investment adviser since January 1960. The Adviser (including its subsidiaries) managed more than $___ billion of assets as of June 30, 2006. Its clients include the Oppenheimer mutual funds with more than __ million shareholder accounts. The Adviser is located at Two World Financial Center, 225
Liberty Street, 11th Floor, New York, New York 10281-1008 and is an indirect, majority owned subsidiary of Massachusetts Mutual Life Insurance Company.

                  Under the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program. The
Adviser is authorized, subject to the approval of the Board and Shareholders, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services.

                  As compensation for services required to be provided by the
Adviser under the Advisory Agreement, the Fund will pay the Adviser a monthly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Shares determined as of the last day of the month (before any repurchases of Shares or accrual of Incentive Fees). The Adviser (or an affiliated company of the Adviser that it designates) is also entitled to receive in such capacity the performance-based Incentive Fee described below under "Management of the Fund-- Incentive Fee."

                  Tremont Partners, Inc. (the "Sub-Adviser"), an affiliate of the Adviser, has been assigned responsibility for providing day-to-day investment management services to the Fund, subject to the supervision of the
Adviser. Since 1984, the Sub-Adviser and its affiliates have provided alternative investment solutions to a diverse client base including financial institutions, mutual funds, other investment companies and high net worth individuals. These services include tracking and evaluating over 2,000 domestic and offshore investment funds. The Sub-Adviser and its affiliates were responsible for the allocation of over $___ billion of client assets among alternative investment strategies, as of June 30, 2006. The Sub-Adviser is located at 555 Theodore Fremd Avenue, Rye, New York 10580, and since October 1,
2001 has been a majority owned subsidiary of Oppenheimer Acquisition
Corporation, which in turn is a wholly-owned subsidiary of Massachusetts Mutual
Life Insurance Company. The Adviser pays a monthly fee to the Sub-Adviser equal to 50% of the amount of the Management Fee earned by the Adviser pursuant to the
Advisory Agreement. The Adviser also pays the Sub-Adviser the full amount of the
Incentive Fee. These fees are payable by the Adviser and not the Fund). The
Sub-Adviser's retention as the Fund's sub-adviser was approved by the Board and was also approved by the Adviser as the Fund's sole initial investor.

                  Portfolio Manager. The portfolio manager of the Fund is
Timothy J. Birney, who is primarily responsible for selecting the Fund's investments in Underlying Funds and allocating the Fund's assets among the
Underlying Funds selected. Mr. Birney has been a Vice President and portfolio manager of the Sub-Adviser since January 2005 and was Investment Management
Associate for Tremont Capital, Inc., the parent company of the Sub-Adviser, from
November 2003 to January 2005. From May 2002 through November 2003, Mr. Birney served as Vice President at Asset Alliance Corporation, where his responsibilities included the development and distribution of structured products and quantitative allocation and risk management models. From March 1998 through May 2002, Mr. Birney served as Vice President and Research Portfolio
Manager of Alternative Asset Management at Nikko Securities Co. International,
Inc.

                  The SAI provides additional information about the portfolio manager's compensation, other accounts he manages and his ownership of Fund shares.

ADMINISTRATIVE SERVICES

                  Under the terms of an administration agreement with the Fund, the Adviser will provide certain administrative services to the Fund, including, among others: providing office space and other support services and personnel as necessary to provide such services to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; handling Shareholder inquiries regarding the Fund, including but not limited to questions concerning their investments in the Fund and capital account balances; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements (other than those relating to investment compliance); coordinating and organizing meetings of the Board and meetings of
Shareholders and preparing related materials; and maintaining and preserving certain books and records of the Fund. In consideration for these services, the
Fund will pay the Adviser a monthly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Shares determined as of the last day of each calendar month (before any repurchases of Shares or the accrual of the Incentive
Fees) (the "Administration Fee").

INCENTIVE FEE

                  The Adviser (or an affiliated company of the Adviser that it designates) is entitled to receive a performance-based incentive fee equal to 5%
of the net profits (taking into account net realized and unrealized gains or losses and net investment income or loss), if any, in excess of the "Preferred
Return" (described below), subject to reduction of that excess for prior losses that have not been previously offset against net profits (the "Incentive Fee").
The reduction for prior losses not previously offset by subsequent profits establishes what is typically referred to as a "high water mark". The Incentive
Fee will be accrued monthly and is generally payable annually. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund to the Adviser. For purposes of both the accrual and payment of the Incentive Fee, the Preferred Return is equal to the 2-year Treasury constant maturity rate as reported by the Board of Governors of the Federal Reserve System as of the last business day of the prior calendar year.

                  As to the Incentive Fees, the Fund will calculate and accrue any liability for the Incentive Fee monthly, based on the Fund's performance.
The Fund's net asset value will be reduced or increased each month to reflect this accrual. An increase in the Fund's net asset value will occur only as a result of a reversal of any prior Incentive Fee accruals, if the Fund's current year's cumulative return does not exceed the Preferred Return. No incentive fee will be accrued or payable for any current period unless losses from prior periods have been recovered by the Fund. If the Fund has no prior losses, but its performance is negative, the Fund will track its high water mark or
"cumulative loss" in a memorandum account ("Loss Carryforward Memorandum
Account") on a monthly basis, and no Incentive Fee will be accrued for that month. If the Fund has a net loss for the current calendar year and has not recovered losses from the prior calendar year (i.e., has not regained its high water mark), there will be no accrual of an Incentive Fee, and the Fund will add the losses incurred by the Fund to the Loss Carryforward Memorandum Account. If
the Fund has no prior losses, and its performance is positive for the current calendar year, the Fund will accrue an Incentive Fee only after the Fund's performance exceeds the Preferred Return.

                  Each time sharesShares are repurchased in a repurchase offer, the Fund will adjust the amount of any cumulative loss in proportion to the number of sharesShares repurchased by the Fund, so that the repurchase of
sharesShares has the effect of reducing the amount of cumulative loss.
Corresponding adjustments are made when investors purchase sharesShares, so that the amount of cumulative loss is adjusted to offset the effect of such new purchases.

                  Because of the monthly accrual of the Incentive Fee, an
investor who buys Shares will pay a price per Share equal to the Fund's net asset value per Share adjusted to reflect accruals during the course of the year. The Fund's net asset value will be decreased by the accruals of the
Incentive Fee during periods of net profits in excess of the Preferred Return, while net asset value will be increased by reversals of previously accrued
Incentive Fees if the Fund's current year's cumulative return does not exceed the Preferred Return. If the Incentive Fee accruals are reversed, as a result of the Fund's current year's cumulative return not exceeding the Preferred Return, investors who purchased Shares at the time an Incentive Fee was accrued will receive a greater benefit from the reversal relative to Shareholders who held
Shares throughout the period in which the Incentive Fee was accrued.

                  The Incentive Fee presents risks that are not present in funds without an incentive fee. The overall fees, expenses and the Incentive Fee payable by the Fund and indirectly borne by its investors generally will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment policies similar to those of the Fund.

ACCOUNTING AND CUSTODY SERVICES

                  PFPC Inc. ("PFPC") provides various fund accounting, investor accounting and taxation services to the Fund. In consideration of these services, the Fund will pay PFPC a monthly fee which is not expected to exceed
0.25% of the Fund's net assets on an annual basis and will reimburse PFPC for certain out-of-pocket expenses. PFPC Trust Company, an affiliate of PFPC, serves as the Fund's custodian and maintains custody of the Fund's assets. The principal business address of PFPC and PFPC Trust Company is 400 Bellevue
Parkway, Wilmington, Delaware 19809.

INVESTOR SERVICING ARRANGEMENTS

                  Under the terms of an investor servicing agreement between the
Fund and the Distributor (the "Investor Servicing Agreement"), the Distributor
is authorized to retain broker-dealers and certain financial advisers to provide ongoing investor services and account maintenance services to Shareholders that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling Shareholder inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between Shareholders and the Fund;
assisting in the establishment and maintenance of Shareholder accounts with the
Fund; assisting in the maintenance of Fund records containing Shareholder information; and providing such other information and Shareholder liaison services as the Distributor may reasonably request. Under the Investor Servicing
Agreement, the Fund will pay a fee to the Distributor to reimburse it for payments made to Investor Service Providers. This fee will be paid quarterly and will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.50% (on an annualized basis) of the aggregate value of outstanding Shares held by investors that receive services from the Investor
Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Shares or the Incentive Allocation); or (ii) the
Distributor's actual payments to the Investor Service Provider. The Distributor will be entitled to reimbursement under the Investor Servicing Agreement for any payments it may make to any affiliated Investor Service Providers.

                  Prospective investors should be aware that these payments
could create incentives on the part of the brokers and dealers to more positively consider the Fund relative to investment funds for which those parties are not eligible for payments of this nature (or for which only smaller payments are made). Additional detail regarding these payments may be obtained directly from your financial representative.

FUND EXPENSES

                  The Fund will bear its own expenses including, but not limited to: the Management Fee; the Administration Fee; fees for Investor Services; any taxes; investment-related expenses incurred by the Fund (e.g., fees and expenses charged by the Underlying Fund Managers and Underlying Funds, costs associated with organizing and operating Segregated Accounts, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); fees and expenses for accounting and custody services; the fees and expenses of Fund counsel, legal counsel to the
Independent Directors and the Fund's Independent Registered Public Accounting
Firm; costs associated with the registration of the Fund, including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of Shareholders, including costs associated with preparation and disseminations of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board; and
such other expenses as may be approved by the Board. The Fund will reimburse the
Adviser for any of the above expenses that it pays on behalf of the Fund.

                  Ongoing offering costs are capitalized and amortized to
expense over twelve months on a straight-line basis.

                  The Fund's organizational expenses were borne voluntarily by the Adviser. Initial offering costs were charged to capital and were borne by the Adviser as a Shareholder of the Fund upon commencement of the Fund's operations.

CAPITALIZATION AT MAY 31, 2006

------------------------------------------------ -------------------- --------------------- --------------------------
                                                                                                 Amount Held by
                                                                          Outstanding         Registrant or for its

Title of Class                                        Interests            Interests                 Account

------------------------------------------------ -------------------- --------------------- --------------------------
------------------------------------------------ -------------------- --------------------- --------------------------

Limited Liability Company Interest                  $210,000,000          $52,889,554                   0

------------------------------------------------ -------------------- --------------------- --------------------------

Pending Litigation. A consolidated amended complaint was filed as a putative class action against the Adviser and the Transfer Agent (and other defendants)
in the U.S. District Court for the Southern District of New York on January 10,
2005 and was amended on March 4, 2005. The complaint alleged, among other things, that the Adviser charged excessive fees for distribution and other costs, and that by permitting and/or participating in those actions, the
Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law.
The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

         In response to the defendants' motions to dismiss the suit, seven of the eight counts in the complaint, including the claims against certain of the
Oppenheimer funds, as nominal defendants, and against certain present and former
Directors, Trustees and officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, by court order dated March 10, 2006, and the remaining count against the Adviser and the Transfer Agent was dismissed with prejudice by court order dated April 5, 2006. The plaintiffs filed an appeal of those dismissals on May 11, 2006.

         The Adviser believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it, the funds, the
Directors/Trustees or the Officers on the appeal of the decisions of the district court, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. However, the Adviser believes that the allegations contained in the complaint are without merit and that there are substantial grounds to sustain the district court's rulings.

                             INVESTOR QUALIFICATIONS

                  Shares are being offered only to investors that are "Qualified
Clients." Currently, Qualified Clients include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers" as defined by the
Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition,
Shares are offered only to investors that are U.S. persons for Federal income tax purposes, as defined below. You must complete and sign an investor certification that you meet these requirements before you may invest in the
Fund. The form of this investor certification is contained in Appendix A of this prospectus. The Fund will not be obligated to sell to brokers or dealers any
Shares that have not been placed with Qualified Investors that meet all applicable requirements to invest in the Fund.

                  A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii)
a corporation, partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) or other entity (other than an estate or trust) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Internal Revenue Code of 1986,
as amended (the "Code")); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S.
persons have the authority to control all substantial decisions of such trust.

                       REPURCHASES OF SHARES AND TRANSFERS

NO RIGHT OF REDEMPTION

                  No Shareholder or other person holding Shares acquired from a
Shareholder will have the right to require the Fund to redeem such Shares. There is no public market for Shares, and none is expected to develop. With very limited exceptions, Shares are not transferable and liquidity will be provided only through limited repurchase offers that will be made from time to time by the Fund. Any transfer of Shares in violation of the LLC Agreement will not be permitted and will be void. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below. For information on the Fund's policies regarding transfers of Shares, see "Repurchases and Transfers of Shares--Transfers of
Shares" in the SAI.

REPURCHASES OF SHARES

                  The Fund from time to time will offer to repurchase
outstanding Shares pursuant to written tenders by Shareholders. Repurchase offers will be made at such times and on such terms (including as to number of
Shares) as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Shares. A redemption fee equal to 1.00% of the value of the Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of a Shareholder's initial investment in the Fund. If applicable, the redemption fee will be deducted before payment of the proceeds of a repurchase.

BOARD CONSIDERATIONS

                  In determining whether the Fund should repurchase Shares from
Shareholders pursuant to written tenders, the Board will consider the recommendations of the Adviser. Subject to certain notice requirements, the Fund intends to offer to repurchase Shares in December 2005, and thereafter, four times a year, as of the last business day of March, June, September and
December. Subject to certain notice requirements, the Fund will be dissolved if the Shares of any Shareholder that has submitted a written request for repurchase of its Shares has not been repurchased by the Fund within a period of two years after the Shareholder's request. See "Repurchases and Transfers of
Shares--Repurchase Offers" in the SAI. The Board will also consider the following factors, among others, in making its determination:
o whether any Shareholders have requested to tender Shares or portions thereof to the Fund; o the liquidity of the Fund's assets; o the investment plans and working capital requirements of the Fund; o the relative economies of scale with respect to the size of the Fund; o the history of the Fund in repurchasing
Shares or portions thereof; o the economic condition of the securities markets;
and o the anticipated tax consequences of any proposed repurchases of Shares or portions thereof.

                  The Board will determine that the Fund repurchase Shares from
Shareholders pursuant to written tenders only on terms the Board determines to be fair to the Fund and Shareholders, and subject to certain regulatory requirements imposed by SEC rules. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each
Shareholder describing the terms of the offer, and containing information that
Shareholders should consider in deciding whether to tender Shares for repurchase. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain the estimated net asset value of their Shares from the Adviser during the period the offer remains open.

GAIN OR LOSS ON SALE OF SHARES

                  When Shares are repurchased by the Fund, Shareholders will generally receive cash distributions equal to the value of the Shares repurchased, less the redemption fee, if applicable. However, in the sole discretion of the Fund, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for the Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on
Shareholders not tendering Shares for repurchase. See "Risk Factors--General
Risks." Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares.

                  A Shareholder that tenders Shares and who is subject to
federal, state or local income tax will generally have a taxable event when the
Shares are repurchased. Gain or loss, if any, will be recognized by a tendering
Shareholder to the extent the total proceeds received by the Shareholder exceed the Shareholder's adjusted tax basis in the Shares. A loss, if any, will be recognized only after the Shareholder has received full payment under the promissory note that will be given to the Shareholder prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

         Due to liquidity restraints associated with the Fund's investments in
Hedge Funds and the fact that the Fund may have to effect withdrawals from those funds to pay for shares being repurchased, it is presently expected that, under the procedures applicable to the repurchase of shares, shares will be valued for purposes of determining their repurchase price as of a date approximately one month after the date by which shareholders must submit a repurchase request (the
"Valuation Date") and that the Fund will generally pay the value of the shares repurchased (or as discussed below, an initial payment of 95% of the estimated value if all shares owned by a shareholder are repurchased) approximately one month after the Valuation Date. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If all shares owned by a shareholder are repurchased, the shareholder will receive an initial payment equal to 95% of the estimated value of the shares and the balance due based on the net asset value will be determined and paid promptly after completion of the
Fund's audit and will be subject to audit adjustment. Any such distributions will be made on the same basis to all shareholders in connection with any particular repurchase offer.

                  Under these procedures, Shareholders will have to decide
whether to tender their Shares for repurchase without the benefit of having current information regarding value of the Shares as of a date proximate to the
Valuation Date. In addition, there will be a substantial period of time between the date as of which Shareholders must tender Shares and the date they can expect to receive payment for their Shares from the Fund. However, promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Shares. Payments for repurchased Shares may be delayed under circumstances where the Fund has determined to redeem its Shares in Underlying
Funds to make such payments, but has experienced delays in receiving payments from the Underlying Funds.

                  A Shareholder who tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a capital account balance of $50,000. If a Shareholder tenders a portion of such Shareholder's Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Shares to be purchased from the Shareholder so that the required minimum balance is maintained.

                  Repurchases of Shares by the Fund are subject to certain
regulatory requirements imposed by SEC rules.

                  Special Considerations and Risks of Repurchases. In addition to the limitations and risks discussed elsewhere in this prospectus, there are a number of other factors affecting Share Repurchases that investors should consider, as summarized below:

o                 Early Repurchase Fee. You may be subject to an Early
                  Repurchase Fee on Shares that are repurchased if the date as of which the Shares are to be valued for purposes of
                  repurchase is less than one year following the date of the
                  Shareholder's initial investment in the Fund.

o                 Decrease in Fund Assets. Although the Board believes that the
                  Fund's policy of making repurchase offers will generally
                  benefit Shareholders by providing liquidity, the repurchase of
                  Shares could cause the Fund's total assets to decrease unless offset by new sales of Shares. The Fund's expense ratio might therefore increase as a result of repurchases. Repurchase
                  offers might also decrease the Fund's investment flexibility, in part because of the Fund's need to hold liquid assets to satisfy repurchase requests. The impact may depend on the
                  number of Shares that the Fund repurchases and the ability of the Fund to sell additional Shares.

o                 Asset Coverage for Borrowings. Repurchases of Shares may
                  significantly reduce the asset coverage for any Fund
                  borrowings. The Fund may not repurchase Shares if the
                  repurchase results in its asset coverage levels falling below the requirements of the Investment Company Act. As a result, in order to be able to repurchase Shares tendered, the Fund may be forced to repay all or a part of its outstanding
                  borrowings to maintain the required asset coverage.

o                 Forced Sale of Portfolio Securities. To complete a repurchase offer, the Fund might be required to sell portfolio securities to raise cash. This might cause the Fund to realize gains or losses at a time when the Sub-Adviser would otherwise not want the Fund to do so. It might increase portfolio turnover and the Fund's portfolio transaction expenses, reducing the Fund's net income to distribute to Shareholders.

o                 Dividends, Capital Gains and Taxes. Certain Shareholders may
                  incur state tax liability upon the Fund's repurchase of their
                  Shares. See "Dividends, Capital Gains and Taxes."

MANDATORY REDEMPTION BY THE FUND

                  The LLC Agreement provides that the Fund may redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances, including if: ownership of the Shares by the Shareholder or other person will cause the Fund to be in violation of certain laws;
continued ownership of the Shares may adversely affect the Fund; any of the representations and warranties made by a Shareholder in connection with the acquisition of the Shares was not true when made or has ceased to be true; or it would be in the best interests of the Fund to repurchase the Shares.
Shareholders whose Shares are redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the
Shareholder's purchase of the Shares.

                         CALCULATION OF NET ASSET VALUE

                  The Fund sells its Shares at their offering price, which is equal to the "net asset value" per Share, plus the applicable sales load described in the "Summary of Fund Expenses" on page 1. The net asset value of the Fund will be computed as of the close of business on the following days: (i)
the last day of each fiscal year which is also the last day of each taxable year
(March 31), (ii) the day preceding the date as of which any Shares of the Fund are purchased, or (iii) any day as of which the Fund repurchases any Shares. The
Fund's net asset value is the value of the Fund's assets less its liabilities, and its net asset value per Share equals that net asset value divided by the number of then issued and outstanding Shares.

                  In computing net asset value, the Fund will value interests in
Underlying Funds at their fair value in accordance with procedures adopted by the Board, which the Board has determined will ordinarily be the values of those interests as determined by the Underlying Fund Managers of the Underlying Funds
in accordance with policies established by the Underlying Funds. Other securities and assets of the Fund (including securities and other investments held by Segregated Accounts) will be valued at market value, if market quotations are readily available, or will be valued at fair value as determined by in good faith by the Board or in accordance with procedures adopted by the
Board. Expenses of the Fund and its liabilities (including the amount of any borrowings) are taken into account for purposes of computing net asset value.

                  The Fund's procedures adopted by the Board are designed to provide the Board with monthly information from the Underlying Funds on which the Fund may reliably determine the value of its investment in Underlying Funds and its month-end net asset value. The Fund typically receives information from the Underlying Funds, as of month-end, within 15 business days after month-end.

                  As a general matter, the fair value of the Fund's interest in a Hedge Fund will represent the amount that the Fund could reasonably expect to receive from a Hedge Fund if the Fund's interests were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the unlikely event that a
Hedge Fund does not report a month-end value to the Fund on a timely basis, the
Fund would determine the fair value of such Hedge Fund based on the most recent value reported by the Hedge Fund, as well as any other relevant information available at the time the Fund determines its net asset value. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or
"final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Fund's valuation date.

                  Prior to investing in any Hedge Fund, the Sub-Adviser will conduct a due diligence review of the valuation methodology used by the Hedge
Fund, which as a general matter will utilize market values when available, and otherwise utilize fair value principles that the Sub-Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments.

                  The Sub-Adviser monitors all Underlying Funds and compares the individual monthly results of each Hedge Fund with that of other private
Underlying Fund Managers that use the same type of investment strategy. In the unusual circumstance where a Hedge Fund's performance is not in line with its peer group, the Sub-Adviser will contact the Hedge Fund's investment manager and attempt to find a logical and reasonable explanation for the disparity in returns. Any outlying results, either positive or negative, are followed up with the Hedge Fund's investment manager to determine the cause and to see if further review of the situation is required. If, based on relevant information available to the Sub-Adviser at the time the Fund values its portfolio, the Sub-Adviser concludes that the value provided by the Hedge Fund does not represent the fair value of the Fund's interests in the Hedge Fund, the Sub-Adviser will take steps to recommend a fair value for the Fund's interests in the Hedge Fund to the
Fund's Board for its consideration.

                  Prospective investors should be aware that there can be no assurance that the fair values of interests in Underlying Funds as determined under the procedures described above will in all cases be accurate to the extent that the Fund, the Board and the Sub-Adviser do not generally have access to all necessary financial and other information relating to the Underlying Funds to determine independently the net asset values of those funds. The Board's results in accurately fair valuing securities whose market value is not readily ascertainable are subject to inaccuracies and that its valuation of portfolio positions could have an adverse effect on the Fund's net assets if its judgments regarding appropriate valuations should prove incorrect.

                       DIVIDENDS, CAPITAL GAINS AND TAXES

                  This information is only a summary of certain federal income tax information about your investment. You should consult with your tax advisor about the effect of an investment in the Fund on your particular tax situation.

                  Dividends. The amount of any dividends the Fund pays may vary over time, depending on market conditions, the composition of the Fund's investment portfolio, the expenses borne by the Fund's shares, any distributions made to the Fund by the underlying Underlying Funds or Segregated Accounts, and applicable distribution requirements imposed on the Fund by Subchapter M under the Code. Nonetheless, the Fund cannot guarantee that it will pay any dividends or other distributions.

                  Capital Gains Distributions. A Hedge Fund may realize capital gains on the sale of portfolio securities. If it does, the Fund may make distributions out of any net short-term capital gains (taxable at ordinary income rates) or long-term capital gains, normally in December of each year. The
Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

                  Choice for Receiving Distributions. When you open your
account, specify on your application how you want to receive your dividends and distributions. There are two options available:

     o Reinvest  All  Distributions  in the Fund.  You can elect to reinvest all dividends and capital gains distributions in additional shares of the Fund.

     o Receive All  Distributions  in Cash. You can elect to receive a check for all dividends and capital gains distributions.

                  Under the reinvestment program, additional Fund shares will be issued to a Member, on the distribution payment date, in an amount equal to the amount of the cash distribution that the Shareholder would have otherwise received for the distribution. Unless you provide specific instructions as to the method of payment, dividends and distributions will be automatically reinvested, without sales charge, in additional full and fractional shares of the Fund.

                  Unless you inform the Fund otherwise, you will be enrolled automatically in the reinvestment program. You may, at any time, elect to have dividends or distributions paid in cash, rather than reinvested in additional
Fund shares (provided that a minimum account balance of $50,000, as of the date that the Fund values shares for repurchase, is maintained). If you wish to opt out of the program and to receive your dividends and distributions in cash, or for additional information about this program, please contact OppenheimerFunds
Services at 1.800.858.9826. Shareholders who held Shares prior to July 1, 2005 will be enrolled in this program unless they elect otherwise as just described.
Dividends and distributions are taxable to Shareholders, as discussed below, whether they are reinvested in shares of the Fund or received in cash.

                                      TAXES

                  Prior to July 1, 2005, the Fund was treated as a partnership for Federal income tax purposes. As of that date, however, the Fund elected to be taxed as a corporation and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Tax Conversion"),
so that the Fund is no longer treated as a partnership for Federal tax purposes.
(The election of the Fund to be taxed as a corporation for Federal income tax purposes should not be a taxable event to the Shareholders.)

                  The following is a summary of certain aspects of the income taxation of the Fund and its Shareholders that should be considered by investors, including those investors who were investors in the Fund prior to the
Tax Conversion. The Fund has not sought a ruling from the Internal Revenue
Service (the "IRS") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes prior to the Tax
Conversion.

                  This summary of certain aspects of the Federal income tax
treatment of the Fund is based upon the Code, judicial decisions, Treasury
Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund for investors who were investors prior to the Tax Conversion. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

                  Investors should consult with their own tax advisers in order fully to understand the Federal, state, local and foreign income tax consequences of an investment in the Fund.

                  In addition to the particular matters set forth in this
section, tax-exempt organizations should review carefully those sections of this prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Tax-exempt investors who were investors prior to the Tax Conversion are urged to consult their own counsel regarding their investment in the Fund.

                  Unless otherwise indicated, references in the following
discussion of the tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the Fund as a result of it being an investor in Underlying Funds.

TAX TREATMENT AFTER THE TAX CONVERSION

                  The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In each year that the Fund so qualifies, it will pay no federal income tax on the earnings or capital gains it distributes to its Shareholders. This avoids a "double tax" on that income and capital gains, since Shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless their Fund Shares are held in a retirement account or the Shareholder is otherwise exempt from tax). Tax-exempt
U.S. investors will not incur unrelated business taxable income as a result of a leveraged investment by the Fund. If, however, a tax-exempt investor finances its investment in the Fund with debt, the dividend income paid by the Fund and generally any gain realized on the sale of Fund Shares would give rise to unrelated business taxable income to such tax-exempt investor. The Sub-Adviser shall be responsible for reviewing, analyzing and interpreting the format and content of the compliance reports, and shall be responsible for assessing whether the Fund is in compliance with applicable requirements under Subchapter
M of the Code.

                  You should be aware of the following tax implications of
investing in the Fund:

o                 Whether tax-exempt investors receive them in cash or reinvest them, dividends and capital gains distributions may be subject to state and local taxes.

o                 Dividends paid from net investment income and short-term
                  capital gains are taxable as ordinary income. For taxable
                  years beginning on or before December 31, 2008, dividends paid from net investment taxable income that are designated by the
                  Fund as being derived from "qualified dividend income" are taxable to individuals at the rates applicable to long-term capital gains. Distributions of the Fund's long-term capital gains are taxable as long-term capital gains. It does not
                  matter how long you have held your Shares.
o                 Every calendar year, the Fund will send you and the IRS a
                  statement showing the amount of any taxable dividends,
                  including the amount that qualifies as qualified dividend
                  income, and other distributions the Fund paid to you in the previous calendar year. The tax information the Fund sends you will separately identify any long-term capital gains
                  distribution the Fund paid to you.
o                 Because the Fund's Share prices fluctuate, you may have a
                  capital gain or loss when your Shares are repurchased or you exchange them. A capital gain or loss is the difference
                  between the price you paid for the Shares and the price you received when they were accepted for repurchase or exchange.
                  Generally, when Shares of the Fund you have tendered are
                  repurchased, you must recognize any capital gain or loss on those Shares. Capital gains will be long-term or short-term depending on how long you have held the Shares.
o                 If you buy Shares on the date or just before the date the Fund declares a capital gains distribution, a portion of the
                  purchase price for the Shares will be returned to you as a taxable distribution.
o You should review the more detailed discussion of federal income tax considerations in the SAI.

                  Returns of Capital Can Occur. In certain cases, distributions made by the Fund may be considered a non-taxable return of capital to
Shareholders. The Fund will identify returns of capital in shareholder notices.

                  Subchapter M Requirements. Satisfaction of the various tests that must be met to maintain the Fund's tax status as a regulated investment company under Subchapter M of the Code requires significant support from the underlying Underlying Funds. In addition, as a related matter, the Fund is required each December to make certain "excise tax" calculations based on income and gain information that must be obtained from the underlying Underlying Funds.
The risks of not receiving accurate information from the Underlying Funds are failing to satisfy the Subchapter M qualification tests and incurring the excise tax on undistributed income.

TAX TREATMENT OF FUND OPERATIONS PRIOR TO THE TAX CONVERSION

                  Classification of the Fund. The Fund received an opinion of counsel that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the
Board, the Fund was treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

                  Under Section 7704 of the Code, "publicly traded partnerships"
are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the Shares in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Shares will not be and have not been traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section
7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify and has not qualified under the private placement safe harbor set forth in the Section 7704
Regulations if the Fund has more than 100 Shareholders.

                  The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether Shares in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Counsel also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Fund, the Fund Shares will not be and have not been readily tradable on a secondary market (or the substantial equivalent thereof)
and, therefore, that the Fund will not be and has not been treated as a publicly traded partnership taxable as a corporation.

                  Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Shares, would be treated as dividend income when received by Fund investors to the extent of the current or accumulated earnings and profits of the Fund; and Fund investors would not be entitled to report profits or losses realized by the Fund.

                  Prior to the Tax Conversion, the Fund's treatment as a
partnership for Federal income tax purposes, did not subject the Fund itself to
Federal income tax. The Fund will file an annual partnership information return for 2006 with the Service which reports the results of its operations as a partnership. Each investor who was an investor prior to the Tax Conversion, is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Shareholder is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law prior to the Tax Conversion, see
"Tax Aspects - Tax Treatment before the Tax Conversion" in the SAI.

                            DISTRIBUTION ARRANGEMENTS

GENERAL

                  The Distributor acts as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a General
Distributor's Agreement entered into with the Fund. Shares may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. The Fund is not obligated to sell to a broker or dealer any Shares that have not been placed with Qualified Investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at 6803 South Tucson Way, Centennial, Colorado
80112, and is an affiliate of the Adviser and the Sub-Adviser.

                  Shares will be offered and may be purchased on a monthly
basis, or at such other times as may be determined by the Board. Neither the
Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Shares. The Distributor does not intend to make a market in Shares. The
Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act.

PURCHASE TERMS

                  Shares are being offered only to Qualified Investors that meet all requirements to invest in the Fund. The minimum initial investment in the
Fund by an investor is $50,000 (less the applicable sales load). Subsequent investments must be at least $5,000 (less the applicable sales load). These minimums may be modified by the Fund from time to time. Shares are sold subject to a sales load described in the "Summary of Fund Expenses," on page 1 of this prospectus.

                  Under a Right of Accumulation, the amount of each additional investment in the Fund by such a Shareholder will be aggregated with the amount of the Shareholder's initial investment and any other additional investments in the Fund (net of the value of all Shares held by the Shareholder repurchased by the Fund) in determining the applicable sales load. A Right of Accumulation also permits an investor's investment in the Fund to be combined with investments made by the investor's spouse, or for individual accounts, joint accounts of the investor, and for trust or custodial accounts on behalf of the investor's children who are minors. A fiduciary can count all Shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will add the value, at the current offering price, of Shares previously purchased and currently owned to the value of Shares currently purchased to determine the sales load rate that applies. The reduced sales load will apply only to current purchases. An investor must request the reduced sales load when making an investment. For purposes of determining the sales load for your investments in the Fund, the Right of Accumulation privileges do not apply to investments in other funds managed by OppenheimerFunds, Inc. or its affiliates. The Fund no longer honors Letters of Intent.

                  The sales load may also be reduced or waived in certain cases with respect to purchases of Shares by certain purchasers, including: persons affiliated with the Adviser (or with its affiliates); brokers and dealers that use Shares in connection with investment products they offer or that sell Shares to defined contribution plans for which the broker or dealer provides administration services; and certain retirement plans and deferred compensation plans. For further information, see Appendix A of the SAI. To be eligible to receive a reduction or waiver of the sales load or special sales load rate applicable under the right of accumulation, an investor must advise the
Distributor or the selling broker or dealer when making an investment.

                  The full amount of the sales load is reallowed by the
Distributor to selling brokers and dealers. In addition, the Distributor (or one of its affiliates) may pay from its own resources additional compensation to brokers and dealers of up to 1% of the value of Shares sold by such brokers and dealers. The maximum underwriting compensation to be paid to underwriters and related persons in connection with the initial offering of Shares will not exceed 8% of the initial gross proceeds of Shares sold. Such compensation consists of the maximum sales load of 2.5% and the 1% additional compensation described above. The Adviser in its discretion and from its own assets, may pay to certain broker-dealers and certain financial advisers in respect of their customers' investments in the Fund an additional amount not to exceed 0.50% (on an annualized basis) of the aggregate value of outstanding Shares held by such customers.

                  Prospective investors should be aware that these payments
could create incentives on the part of the brokers and dealers to more positively consider the Fund relative to investment funds for which those parties are not eligible for payments of this nature (or for which only smaller payments are made). Additional detail regarding these payments may be obtained directly from your financial representative.

                  All investor funds for the purchase of Shares will be
deposited in an escrow account maintained by PFPC, as escrow agent, at PNC Bank,
Delaware, for the benefit of the investors without interest. Absent unusual circumstances, escrowed funds will be deposited by noon on the next business day after receipt by the Fund or by the Distributor. The escrowed funds will be invested only in the permissible investments as required under Federal securities law. The full amount of an investment is payable in federal funds, which must be received by the Distributor not later than fourteen calendar days prior to the beginning of a month if payment is made by check or four business days prior to the beginning of a month if payment is sent by wire or via NSCC.

                  Before an investor may invest in the Fund, the Distributor or the investor's financial adviser will require a certification from the investor that it is a Qualified Investor and meets other requirements for investment, and that the investor will not transfer its Shares except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix
A of this prospectus. An investor's certification must be received by the
Distributor, along with its payment as described above, otherwise an investor's order will not be accepted.

                  The LLC Agreement is contained in Appendix B of this
prospectus. Each new investor will agree to be bound by all of its terms by executing the investor certification form.

                  Each Share of the Fund represents an interest in the Fund
proportionately equal to the interest of each other Share. Each Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. The Fund's Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to
Shareholders after all expenses and debts have been paid.

                  Patriot Act Anti-Money Laundering Requirements. The USA
Patriot Act (the "Patriot Act"), requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account. The Patriot Act is intended to prevent the use of the U.S. financial system in furtherance of money laundering, terrorism or other illicit activities. When you open an account, the Fund may request information, including your name, your date of birth (for a natural person), your residential street address or principal place of business, your Social Security Number or
Employer Identification Number, or other government issued identification.
Additional information may be required in certain circumstances or to open corporate accounts. The Fund or the Transfer Agent may use the information to verify the identity of investors or the status of financial advisers and may reject purchase orders or redeem any amounts in the Fund if they are unable to do so. The Fund may also place limits on account transactions while it is in the process of attempting to verify your identity. It is the Fund's policy to cooperate fully with appropriate regulators in any investigations conducted with respect to potential money laundering, terrorism or other illicit activities.

                               GENERAL INFORMATION

                  The Fund was formed as a limited liability company under the laws of the State of Delaware on October 3, 2001. The Fund's address is Two
World Financial Center, 225 Liberty Street, 11th Floor, New York, New York
10281-1008, and its telephone number is 1.800.858.9826. The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company.

                          TABLE OF CONTENTS OF THE SAI

INVESTMENT POLICIES AND PRACTICES

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES

BOARD OF DIRECTORS

INVESTMENT ADVISORY SERVICES

CONFLICTS OF INTEREST

TAX ASPECTS

ERISA CONSIDERATIONS

BROKERAGE

VALUATION OF ASSETS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

CUSTODIAN

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

SUMMARY OF LLC AGREEMENT

FUND ADVERTISING AND SALES MATERIAL

NO LETTER OF INTENT; LIMITED RIGHT OF ACCUMULATION

FINANCIAL STATEMENTS

APPENDIX A - SALES LOAD WAIVERS

                                                                  APPENDIX A

                             INVESTOR CERTIFICATION

     I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth(1) in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the
Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the
Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth
Requirement.

    I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the
Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

    I am aware of the Fund's incentive fee and limited provisions for transferability and withdrawal and have carefully read and understand the
"Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers"
provisions in the prospectus.

   I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, (the "Code") for purposes of
U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name,
U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends,** or
(3) the IRS has notified me that I am no longer subject to backup withholding. I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

     If I am the fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the
Fiduciary's responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"): (i) the fiduciary investment standards under
ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the Fund under the documents governing the
Plan and the Fiduciary; and (iii) the risks associated with an investment in the
Fund and the fact that I will be unable to redeem the investment. However, the
Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

      I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the
Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify OppenheimerFunds, Inc. and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

     By signing below, I hereby execute, as a Shareholder, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the
"Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix A to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

     NOTE:  If the  Shareholders  of a  joint  account  are  not  spouses,  both
Shareholders must sign this certification.

By:  ____________________     Print Name (and Title, if applicable): ______________________

By:  ____________________     Print Name (and Title, if applicable): ______________________

                                                                   APPENDIX B

                                                 ------------------------------------

                               OPPENHEIMER TREMONT
                             MARKET NEUTRAL FUND LLC

                     (A Delaware Limited Liability Company)

                                                 ------------------------------------

         FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

                            Dated as of July 1, 2005

                                                 ------------------------------------

           Two World Financial Center, 225 Liberty Street, 11th Floor
                             New York, NY 10281-1008
                                 (212) 323-0200

                                                                                                             Page

ARTICLE I DEFINITIONS.............................................................................................3
ARTICLE II ORGANIZATION; ADMISSION OF MEMBERS.....................................................................3
   2.1    Formation of Limited Liability Company..................................................................3
   2.2    Name....................................................................................................3
   2.3    Principal and Registered Office.........................................................................3
   2.4    Duration................................................................................................3
   2.5    Business of the Fund....................................................................................3
   2.6    Board of Directors......................................................................................3
   2.7    Members.................................................................................................3
   2.8    [Removed and Reserved]..................................................................................3
   2.9    Organizational Member...................................................................................3
   2.10   Both Directors and Members..............................................................................3
   2.11   Limited Liability.......................................................................................3
ARTICLE III MANAGEMENT............................................................................................3
   3.1    Management and Control..................................................................................3
   3.2    Actions by the Board of Directors.......................................................................3
   3.3    Meetings of Members.....................................................................................3
   3.4    Custody of Assets of the Fund...........................................................................3
   3.5    Other Activities of Members and Directors...............................................................3
   3.6    Duty of Care............................................................................................3
   3.7    Indemnification.........................................................................................3
   3.8    Fees, Expenses and Reimbursement........................................................................3
ARTICLE IV TERMINATION OF STATUS OR REMOVAL OF DIRECTORS, TRANSFERS AND REPURCHASES...............................3
   4.1    [Removed and Reserved]..................................................................................3
   4.2    Termination of Status of a Director.....................................................................3
   4.3    Removal of a Director...................................................................................3
   4.4    Transfer of Shares......................................................................................3
   4.5    [Removed and Reserved]..................................................................................3
   4.6    Repurchase of Shares....................................................................................3
ARTICLE V CAPITAL.................................................................................................3
   5.1    [Removed and Reserved]..................................................................................3
   5.2    Rights of Members to Capital............................................................................3
   5.3    [Removed and Reserved]..................................................................................3
   5.4    [Removed and Reserved]..................................................................................3
   5.5    [Removed and Reserved]..................................................................................3
   5.6    Reserves................................................................................................3
   5.7    [Removed and Reserved]..................................................................................3
   5.8    [Removed and Reserved]..................................................................................3
   5.9    [Removed and Reserved]..................................................................................3
   5.10   Withholding.............................................................................................3
ARTICLE VI SUBCHAPTER M TRANSITION; SHARES........................................................................3
   6.1    Subchapter M Transition.................................................................................3
   6.2    Shares..................................................................................................3
ARTICLE VII DISSOLUTION AND LIQUIDATION...........................................................................3
   7.1    Dissolution.............................................................................................3
   7.2    Liquidation of Assets...................................................................................3
ARTICLE VIII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS.........................................................3
   8.1    Accounting and Reports..................................................................................3
   8.2    [Removed and Reserved]..................................................................................3
   8.3    Valuation of Assets.....................................................................................3
ARTICLE IX MISCELLANEOUS PROVISIONS...............................................................................3
   9.1    Amendment of Limited Liability Company Agreement........................................................3
   9.2    Special Power of Attorney...............................................................................3
   9.3    Notices.................................................................................................3
   9.4    Agreement Binding Upon Successors and Assigns...........................................................3
   9.5    Applicability of 1940 Act and Form N-2..................................................................3
   9.6    Choice of Law...........................................................................................3
   9.7    Not for Benefit of Creditors............................................................................3
   9.8    Consents................................................................................................3
   9.9    Merger and Consolidation................................................................................3
   9.10   Pronouns................................................................................................3
   9.11   Confidentiality.........................................................................................3
   9.12   Certification of Non-Foreign Status.....................................................................3
   9.13   Severability............................................................................................3
   9.14   Filing of Returns.......................................................................................3
   9.15   [Removed and Reserved]..................................................................................3
   9.16   [Removed and Reserved]..................................................................................3
   9.17   Use of Names "Oppenheimer" and "Tremont"................................................................3

                   OPPENHEIMER TREMONT MARKET NEUTRAL FUND LLC
         FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

                  THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT of Oppenheimer Tremont Market Neutral Fund LLC (the "Fund") is amended and restated as of July 1, 2005, to become effective upon the effective date of the Fund's Subchapter M Transition (as defined herein).

                  WHEREAS, the Fund has been formed as a limited liability
company under the Delaware Limited Liability Company Act pursuant to an initial
Certificate of Formation dated and filed with the Secretary of State of the
State of Delaware on October 3, 2001 (as modified by a certificate of amendment dated May 21, 2003) (the "Certificate");

                  WHEREAS, the Fund has operated since November 19, 2001
pursuant to an initial Limited Liability Company Agreement (the "Initial
Agreement") dated as of such date by and among Ronald J. Abdow, John V. Murphy and Peter I. Wold as the Directors, OppenheimerFunds, Inc. as the Adviser and
Organizational Member, Tremont Partners, Inc., as the company designated by the
Adviser as the "Special Advisory Member" under that Initial Agreement, and those persons thereafter admitted as Members;

                  WHEREAS, in connection with the Subchapter M Transition
contemplated by Article VI hereof, the Directors of the Fund have amended the
Initial Agreement under the authority granted them pursuant to Sections 8.1(a)
and 8.1(b) thereof, with the notice and reasonable opportunity to withdraw as a
Member contemplated by Section 8.1(b)(2) thereof having been or to be given on or about May 18, 2005; and

                  WHEREAS, this Agreement is being amended and restated to
supersede and replace all provisions relating, directly or indirectly, to the
Fund's prior operation as a partnership for Federal tax purposes.

                  NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  For purposes of this Agreement:

Administrator                                     The person who provides
                                                  administrative services to the
                                                  Fund pursuant to an
                                                  administrative services
                                                  agreement.

Adviser

     OppenheimerFunds,  Inc., a corporation organized under Colorado law, or any person who may hereafter serve as the investment adviser to the Fund pursuant to an  Investment  Advisory  Agreement.  The  Adviser  also  served  as the  Fund's
Organizational Member.

Advisers Act

     The Investment  Advisers Act of 1940 and the rules,  regulations and orders thereunder, as amended from time to time, or any successor law.

Affiliate                                         An affiliated person of a
                                                  person as such term is defined
                                                  in the 1940 Act.

Agreement                                         This First Amended and
                                                  Restated Limited Liability
                                                  Company Agreement, as amended
                                                  from time to time.

Board of Directors                                The Board of Directors
                                                  established pursuant to
                                                  Section 2.6.

Certificate                                       The Certificate of Formation
                                                  of the Fund and any amendments
                                                  thereto as filed with the
                                                  office of the Secretary of
                                                  State of the State of
                                                  Delaware.

Closing Date                                      The first date on or as
                                                  of which a person other than
                                                  an Organizational Member was
                                                  admitted to the Fund as a
                                                  Member.

Code                                              The U.S. Internal Revenue Code
                                                  of 1986, as amended, and as
                                                  hereafter amended from time to
                                                  time, or any successor law.

Delaware Act                                      The Delaware Limited
                                                  Liability Company Act as in
                                                  effect on the date hereof and
                                                  as amended from time to time,
                                                  or any successor law.

Director                                          An individual designated as a
                                                  Director of the Fund pursuant
                                                  to the provisions of Section
                                                  2.6 hereof and who serves on
                                                  the Board of Directors of the
                                                  Fund.

Fiscal Period                                     The period commencing
                                                  on the Closing Date, and
                                                  thereafter each period
                                                  commencing on the day
                                                  immediately following the last
                                                  day of the preceding Fiscal
                                                  Period, and ending at the
                                                  close of business on the first
                                                  to occur of the following
                                                  dates:

                                                  1. the last day of a Fiscal
                                                  Year;

                                                  2. the last day of a taxable
                                                  year (if the same differs from
                                                  the Fiscal Year); the day
                                                  preceding any day as of which
                                                  the Fund issues Shares under
                                                  any paragraph of Section 6.2
                                                  hereof; or

                                                  3. any day on which the Fund
                                                  repurchases the Shares of a
                                                  Member.

Fiscal Year

     The period  originally  commencing  on the Closing Date and ending on March
31, 2002,  and  thereafter  each period  commencing  on April 1 of each year and ending  on  March  31 of the  next  succeeding  year  (or on the date of a final distribution  pursuant  to Section  7.2  hereof),  unless and until the Board of
Directors shall elect another fiscal year for the Fund.

     Form N-2 The  Fund's  Registration  Statement  on Form N-2  filed  with the
Securities and Exchange Commission, as amended from time to time.

     Fund  The  limited  liability  company  governed  hereby,  as such  limited liability company may from time to time be constituted.

     Incentive  Fee The  Incentive Fee or Fees  contemplated  by the  Investment
Advisory  Agreement,  such  Incentive Fee or Fees to be more fully  described in that  Agreement and the Form N-2. The Incentive Fee  supersedes  and replaces in full the "Incentive Allocation" contemplated under the Initial Agreement.

     Independent  Directors Those Directors who are not "interested  persons" of the Fund as such term is defined by the 1940 Act.

     Initial  Agreement  The  predecessor  to this First  Amended  and  Restated
Limited Liability Company Agreement, as initially executed on November 19, 2001.

     Initial  Director John V. Murphy,  the person who directed the formation of the Fund and served as the sole initial Director.

     Investment  Advisory Agreement A separate written agreement entered into by the Fund pursuant to which the Adviser provides  investment advisory services to the Fund.

Sub-Adviser

     Tremont  Partners,  Inc.,  a  Delaware  corporation,  or any person who may hereinafter serve as the sub-adviser of the Fund.

Member

     Any person who shall have been admitted to the Fund as a member  (including any Director in such person's capacity as a member of the Fund but excluding any
Director  in such  person's  capacity  as a Director of the Fund) until the Fund repurchases  all Shares held by such person  pursuant to Section 4.6 hereof or a substituted  member or members are  admitted  with respect to all Shares held by such person pursuant to Section 4.4 hereof; such term includes the Adviser or an
Affiliate of the Adviser to the extent the Adviser (or such Affiliate) purchases or holds Shares and shall have been admitted to the Fund as a member,  but shall not include the "Special  Advisory Member" in its capacity as such  contemplated by the Initial Agreement.  From time to time, Members may also be referred to as
"Shareholders."

Net Assets

     The total  value of all  assets of the  Fund,  less an amount  equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Shares.

1940 Act

     The Investment  Company Act of 1940 and the rules,  regulations  and orders thereunder, as amended from time to time, or any successor law.

Organizational Member The meaning given such term in the definition of Adviser.

Underlying Funds

     Investment funds in which the Fund's assets are invested from time to time.

Underlying Fund Managers

     The  organizations  that  manage and direct the  investment  activities  of
Underlying Funds or are retained to manage and invest designated portions of the
Fund's assets from time to time.

Securities

     Securities  (including,  without  limitation,  equities,  debt obligations, options,  and other  "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future  delivery of any security, debt obligation or currency, or commodity,  all types of derivative  instruments and  financial  instruments  and any  contracts  based on any  index or group of securities,  debt  obligations or currencies,  or  commodities,  and any options thereon.

Shares

     Shares refer to the  transferable  units of interest  into which the Fund's limited  liability  company  interests  shall be  divided  from time to time and include fractions of Shares as well as whole Shares. Shares include those Shares issued as a result of the redenomination of the "Interests" previously issued by the Fund under the Initial  Agreement  (including  the  Interest of the "Special
Advisory Member" under that Initial Agreement), such redenomination to have been effected in connection with the Subchapter M Transition.

Subchapter M Transition

     That close of the Fund's books as a partnership for Federal tax purposes to occur on (or on the day before) the effective date of the Fund's  election to be treated as a corporation for Federal tax purposes.

Transfer                                          The assignment, transfer,
                                                  sale, encumbrance, pledge or
                                                  other disposition of any one
                                                  or more Shares, including any
                                                  right to receive any
                                                  allocations and distributions
                                                  attributable to any one or
                                                  more Shares.

Valuation Date

     The date as of which  the Fund is  directed  by the Board of  Directors  to determine the value of its Net Assets,  which shall include,  but not be limited to any date as of which the Fund values Shares for purposes of  determining  the price at which  the  Shares  are to be  purchased  by the Fund in an offer  made pursuant to Section 4.6 hereof.

                                   ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS

2.1      Formation of Limited Liability Company

         The Fund was formed as a limited liability company at the direction of the Initial Director who authorized the filing of the Certificate, which actions were ratified by the execution of the Initial Agreement. The Board of Directors shall execute and file in accordance with the Delaware Act any amendment to the
Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the
Fund's legal counsel, may from time to time be required by the laws of the
United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

2.2      Name

         The name of the Fund shall be "Oppenheimer Tremont Market Neutral Fund
LLC" or such other name as the Board of Directors may hereafter adopt upon (i)
causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3      Principal and Registered Office

         The Fund shall have its principal office at Two World Financial Center,
225 Liberty Street, 11th Floor, New York, New York 100281-1008, or at such other place designated from time to time by the Board of Directors.

         The Fund shall have its registered office in Delaware at 615 South
DuPont Highway, Dover, Delaware 19901, and shall have National Corporate
Research, Ltd. as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board of Directors.

2.4      Duration

         The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof. The existence of the Fund as a separate legal entity shall continue until cancellation of the Certificate as provided in the Delaware Act.

2.5      Business of the Fund

         (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise.
Notwithstanding any provision of this Agreement to the contrary, the Fund, and each Director on behalf of the Fund, may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of
Directors be necessary or advisable to carry out its objective or business.

         (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Directors and in accordance with the 1940 Act.

2.6      Board of Directors

         (a) By signing this Agreement or signing an investor application or certification in connection with the purchase of Shares, a Member admitted on the Closing Date was deemed to have voted for the election of each of the
Directors designated by the Organizational Member to serve as Directors on the
Board of Directors prior to the Closing Date. After the Closing Date, the Board of Directors may, subject to the provisions of paragraphs (a) and (b) of this
Section 2.6 with respect to the number of and vacancies in the position of
Director and the provisions of Section 3.3 hereof with respect to the election of Directors to the Board of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund. The number of Directors shall be fixed from time to time by the Board of Directors.

         (b) Subject to any maximum term of service, required age of retirement or similar limitation that the Board of Directors may establish from time to time, each Director shall serve on the Board of Directors for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Director, the remaining Directors may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Directors then serving would have been elected by the
Members. The Board of Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving on the Board of Directors.

         (c) In the event that no Director remains to continue the business of the Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the
Fund and, if the business shall be continued, of electing the required number of
Directors to the Board of Directors. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of
Directors is not elected within 60 days after the date on which the last
Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 7.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 7.2 hereof.

2.7      Members

         The Fund may offer Shares for purchase by investors in such manner and at such times as may be determined by the Board of Directors. All subscriptions for Shares are subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the
Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Directors may in its sole discretion reject any subscription for Shares. The Board of Directors may, in its sole discretion, suspend the offering of the Shares at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and purchase of Shares of such additional Member. The rights of a Member under this Agreement shall be generally equivalent to those of a holder of the common shares issued by a business entity organized as a corporation under Delaware law.

2.8      [Removed and Reserved]

2.9      Organizational Member

         The initial contribution of capital to the Fund by the Organizational
Member was represented by the issuance of an "Interest" having the same rights as other "Interests" held by Members. (All Interests have been redenominated as
Shares as contemplated by Article VI hereof.)

2.10     Both Directors and Members

         A Member may at the same time be a Director and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.11     Limited Liability

         (a) Except as provided under applicable law, for any period after completion of the Subchapter M Transition, liability for the Fund's debts, obligations and liabilities on the part of a Member shall be limited as specified in Section 6.2(a)(1) hereof.

         (b) Except as provided under applicable law, a Director shall not be liable for the Fund's debts, obligations and liabilities solely by reason of being a Director of the Fund.

                                   ARTICLE III

                                   MANAGEMENT

3.1      Management and Control

         (a) Management and control of the business of the Fund shall be vested in the Board of Directors, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of "Managers" of a limited liability company under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the
Fund and their duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board of Directors. The parties hereto intend that, except to the extent otherwise expressly provided herein,
(i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the
Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. Subject to Section 2.6(c) hereof, during any period in which the Fund shall have no Directors, the Adviser shall continue to serve as the Adviser to the Fund and shall have the authority to manage the business and affairs of the Fund.

         (b) Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the
1940 Act or as otherwise required in the Delaware Act.

         (c) The Board of Directors may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Directors to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the
Board of Directors consistent with applicable law.

3.2      Actions by the Board of Directors

         (a) Unless provided otherwise in this Agreement, the Board of Directors shall act only: (i) by the affirmative vote of a majority of the Directors
(including the vote of a majority of the Independent Directors if required by the 1940 Act) present at a meeting duly called at which a quorum of the
Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

         (b) The Board of Directors may designate from time to time a principal
Director who shall preside at all meetings of the Board of Directors (the
"Principal Director"). Meetings of the Board of Directors may be called by the
Principal Director or by any two Directors, and may be held on such date and at such time and place as the Board of Directors shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Directors shall constitute a quorum at any meeting.

3.3      Meetings of Members

         (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the
Members may be called by the Board of Directors or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Directors shall determine. The
Board of Directors shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all
Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of
Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

         (b) Each Member shall be entitled to cast at any meeting of Members that number of votes attaching to the Member's Shares in accordance with Section
6.2(b)(6) hereof as of the record date for such meeting. The Board of Directors shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

         (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the
Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by
Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4      Custody of Assets of the Fund

         The physical possession of all funds, Securities or other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940
Act and the rules thereunder.

3.5      Other Activities of Members and Directors

         (a) The Directors shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

         (b) Notwithstanding any provision to the contrary at law or in equity, any Member or Director, and any Affiliate of any Member or Director, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or Directors of any trust, or entering into any other commercial arrangements. No Member or Director shall have any rights in or to such activities of any other Member or Director, or any profits derived therefrom.

3.6      Duty of Care

         (a) Neither a Director, the Adviser nor the Sub-Adviser shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services pursuant to any agreement, including this Agreement, between a Director, the Adviser or the Sub-Adviser and the Fund for the provision of services to the Fund unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Director, the Adviser or the Sub-Adviser, as applicable, constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of their services to the Fund.

         (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for Shares shall be liable to the Fund, any Member or third parties only as provided under the Delaware Act.

3.7      Indemnification

         (a) To the fullest extent permitted by law, the Fund shall, subject to
Section 3.7(b) hereof, indemnify each Director (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

         (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof;
provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Directors (excluding any Director who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

         (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Directors (excluding any Director who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Directors secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its
Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

         (d) Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Director (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Director or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Director or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any
Member acting derivatively or otherwise on behalf of the Fund or its Members).

         (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

         (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

3.8      Fees, Expenses and Reimbursement

         (a) For services provided to the Fund, the Adviser and its Affiliates shall be entitled to receive such fees, including performance, incentive or similar fees, as may be agreed to by the Adviser (or its Affiliate) and the Fund pursuant to the Investment Advisory Agreement or other applicable agreement relating to such services.

         (b) The Board of Directors may cause the Fund to compensate each
Director who is not an officer or employee of the Adviser (or of any Affiliate of the Adviser) for his or her services as such, and such Director shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

         (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the
Adviser pursuant to the Investment Advisory Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

                  (1) all costs and expenses directly related to investment
         transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Underlying Funds;

                  (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

                  (3) all costs and expenses associated with the organization and operation of separate investment funds managed by Underlying Fund
         Managers retained by the Fund;

                  (4) the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

                  (5) the fees and disbursements of Fund counsel, legal counsel to the Independent Directors, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

                  (6) any fees payable to the Adviser pursuant to the Investment
         Advisory Agreement;

                  (7) the fees payable to custodians and other persons providing administrative services to the Fund;

     (8) the costs of a fidelity  bond and any liability  insurance  obtained on behalf of the Fund or the Board;

                  (9) all costs and expenses of preparing, setting in type,
         printing and distributing reports and other communications to Members;

                  (10) all taxes to which the Fund may be subject, directly or indirectly and whether in the United States, any State thereof or any other U.S. or non-U.S. jurisdiction; and

     (11) such other types of  expenses as may be approved  from time to time by the Board of Directors.

         The Adviser shall be entitled to reimbursement from the Fund for any of the above costs and expenses that it pays on behalf of the Fund.

         (d) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which the Adviser, or any
Affiliate of the Adviser, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the
Board of Directors shall determine.

                                   ARTICLE IV

                 TERMINATION OF STATUS OR REMOVAL OF DIRECTORS,
                            TRANSFERS AND REPURCHASES

4.1      [Removed and Reserved]

4.2      Termination of Status of a Director

         The status of a Director shall terminate if the Director (i) shall die;
(ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a
Director (upon not less than 90 days' prior written notice to the other
Directors, or such lesser notice period agreeable to the other Directors); (iv)
shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Director; or (viii) shall otherwise cease to be a Director of the Fund under the Delaware Act.

4.3      Removal of a Director

         Any Director may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Directors not subject to the removal vote or
(b) the vote or written consent of Members holding not less than two-thirds
(2/3) of the total number of votes eligible to be cast by all Members.

4.4      Transfer of Shares

         (a) Shares may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of such
Member or (ii) with the written consent of the Board of Directors (which may be withheld in its sole discretion). In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Directors which may be withheld in its sole discretion. To the fullest extent permitted by law, any pledge, transfer, or assignment not made in accordance with this
Section 4.4 shall be void.

         (b) The Board of Directors may not consent to a Transfer of all or any
Shares held by a Member unless: (i) the transferee benefiting from such Transfer
(or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the
Advisers Act) is a person whom the Board of Directors believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and (ii) all Shares held by a Member are Transferred to a single transferee or, after the Transfer of a portion of Shares held by a
Member, the value of the Shares held by each of the transferee and transferor is not less than $50,000. Any transferee that acquires Shares by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member or otherwise, shall be entitled to the rights of repurchase and of dividends or other distributions attaching to such Shares and to Transfer such Shares in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Shares with the approval of the Board of Directors, the Board of Directors shall promptly take all necessary actions so that such transferee is admitted to the Fund as a
Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

         (c) Each Member shall indemnify and hold harmless the Fund, the
Directors, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member
(or such Member's transferee) in connection with any such Transfer.

4.5      [Removed and Reserved]

4.6      Repurchase of Shares

         (a) Except as otherwise provided in this Agreement, no Member or other person holding Shares shall have the right to withdraw or tender to the Fund for repurchase those Shares. The Board of Directors from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the
Fund to repurchase Shares pursuant to written tenders. In determining whether to cause the Fund to make such repurchases, the Board of Directors shall consider the recommendation of the Adviser, and shall also consider the following factors, among others:
                  (1) whether any Members have requested to tender Shares to the
                  Fund; (2) the liquidity of the Fund's assets; (3) the
                  investment plans and working capital requirements of the Fund;
                  (4) relative economies of scale with respect to the size of the Fund; (5) the history of the Fund in making such
                  repurchases; (6) the economic condition of the securities
                  markets; and (7) the anticipated tax consequences of any such proposed repurchases.

         The Board of Directors shall cause the Fund to repurchase Shares only pursuant to written tenders and only on terms determined by the Board of
Directors to be fair to the Fund and to all Members (including persons holding
Shares as may be acquired from Members), as applicable.

         (b) A Member who tenders for repurchase only a portion of the Member's
Shares will be required to maintain a Share balance following completion of the repurchase with a net asset value equal to at least $50,000. Such $50,000 required minimum balance shall be net of the amount of any Incentive Fee to be charged as of the Valuation Date. If a Member tenders an amount that would cause the Member's Share balance following completion of the repurchase to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained.

     (c) The Adviser (or an affiliated  company) may tender Shares that it holds as a Member under Section 4.6(a) hereof.

         (d) [Removed and Reserved]

         (e) The Board of Directors may cause the Fund to repurchase Shares of a
Member or any person acquiring the same from or through a Member in the event that the Board of Directors determines or has reason to believe that:

                  (1) such Shares have been transferred in violation of Section
         4.4 hereof, or such Shares have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member;

                  (2) ownership of such Shares by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United
         States or any other relevant jurisdiction;

                  (3) continued ownership of such Shares may be harmful or
         injurious to the business or reputation of the Fund, the Directors or the Adviser, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

                  (4) any of the representations and warranties made by a Member in connection with the acquisition of Shares was not true when made or has ceased to be true; or

                  (5) it would be in the best interests of the Fund, as
         determined by the Board of Directors in its sole discretion, for the
         Fund to repurchase such Shares.

         (f) Repurchases of Shares by the Fund shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Fund to effect such a repurchase, promptly after the expiration date of the relevant repurchase offer in accordance with the terms of such offer. Payment of the purchase price for Shares shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Directors, of the estimated unaudited net asset value of the Shares repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the
Board of Directors or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares repurchased by the Fund as of the date of such repurchase over (y)
the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Directors, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial
Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Fund has requested withdrawal of its capital from any
Underlying Funds in order to fund the repurchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Underlying Funds.

         (g) Subject to the approval of the Board of Directors and compliance with the 1940 Act, the Fund may impose a redemption fee in connection with repurchases of Shares, including a fee applicable to repurchases of Shares effected prior to expiration of a specified period subsequent to a Member's admission to the Fund.

         (h) A Member may at any time submit to the Fund a written request that the Fund repurchase all Shares held by such Member, as contemplated by Section
7.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid only if the
Member has received a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.

                                    ARTICLE V

                                     CAPITAL

5.1      [Removed and Reserved]

5.2      Rights of Members to Capital

         No Member shall be entitled to interest on any Share purchase, nor shall any Member be entitled to the return of any capital of the Fund except (i)
upon the repurchase by the Fund of a part or all of such Member's Shares pursuant to Section 4.6 hereof or (ii) upon the liquidation of the Fund's assets pursuant to Section 7.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

5.3      [Removed and Reserved]

5.4      [Removed and Reserved]

5.5      [Removed and Reserved]

5.6      Reserves

         (a) All provisions under Section 5.6 of the Initial Agreement (also under the heading "Reserves") shall be understood as terminated as of the date of the Subchapter M Transition, with no further rights on the part of any Member to specific credits with respect to reductions in previously established reserves for Fund liabilities and no further rights on the part of the Fund to collections from Members with respect to increases in previously established reserves for Fund liabilities.

         (b) Also as of the date of the Subchapter M Transition all matters relating to Fund reserves of the nature contemplated by the preceding clause (a)
shall be governed solely by Section 6.2(b)(2) hereof.

5.7      [Removed and Reserved]

5.8      [Removed and Reserved]

5.9      [Removed and Reserved]

5.10     Withholding

         (a) The Board of Directors may withhold and pay over to the Internal
Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

         (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement.

         (c) The Board of Directors shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a
Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the
Member shall furnish the Board of Directors with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents.
Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the
Fund and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE VI

                         SUBCHAPTER M TRANSITION; SHARES

6.1      Subchapter M Transition

         As of the effective date of this Agreement, each "Interest" in the Fund under the Initial Agreement (including that represented by the "Special Advisory
Account" maintained under the Initial Agreement) shall be redenominated as
Shares and, in connection therewith and in consideration of such Interest, the holder of each such Interest shall be issued Shares (which may include fractional Shares) equal in number to the net asset value of the particular
Interest (computed as of that date, though such computation may be effected at a later date) divided by 100.

6.2      Shares

         (a) (1) The number of the Fund's authorized Shares and the number of
         Shares that may be issued is unlimited, and, subject to Section 2.7 hereof and Section 6.2(b)(7) hereof, the Directors may issue Shares for such consideration and on such terms as they may determine (or for no consideration if pursuant to a Share dividend or split-up), or may reduce the number of issued Shares in proportion to the relative net asset value of the Shares then outstanding, all without action or approval of the Members. All Shares when so issued on the terms determined by the Directors shall be fully paid and non-assessable. The
         Directors may hold any Shares reacquired by the Fund as treasury
         Shares, reissue such Shares for such consideration and on such terms as they may determine, or cancel such Shares, at their discretion from time to time.

                  (2) In accordance with Section 2.10 hereof, any Director,
         officer or other agent of the Fund (including, without limitation, the
         Adviser), and any organization in which any such person is interested may acquire, own, hold and dispose of Shares of the Fund to the same extent as if such person were not a Director, officer or other agent of the Fund; and the Fund may issue and sell or cause to be issued and sold and may purchase Shares from any such person or any such organization subject only to the limitations, restrictions or other provisions applicable to the sale or purchase of Shares generally.

                  (3) Shares shall not be represented by certificates, but only by notation on the Share records of the Fund, as kept by the Fund or by any transfer or similar agent, as the case may be. The Share records of the Fund, whether maintained by the Fund or any transfer or similar agent, as the case may be, shall be conclusive as to who are the holders of Shares and as to the number of Shares held from time to time by each such person.

         (b) (1) All consideration received by the Fund for the issue or sale of
         Shares, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to the Fund generally and not to the account of any particular Member or holder of Shares, subject only to the rights of creditors, and shall be so recorded upon the books of account of the
         Fund. The treatment of these items under this Section 6.2(b)(1) shall replace and be in lieu of the treatment of the same under the relevant provisions of Article V of the Initial Agreement, such replacement treatment to be effective as effective date of this Agreement and at all times thereafter.

                  (2) The liabilities, expenses, costs, charges and reserves attributable to the Fund shall be charged and allocated to the assets belonging to the Fund generally and not to the account of any particular Member or holder of Shares and shall be so recorded upon the books of account of the Fund. The treatment of these items under this
         Section 6.2(b)(2) shall replace and be in lieu of the treatment of the same under the relevant provisions of Article V of the Initial
         Agreement, such replacement treatment to be effective as effective date of this Agreement and at all times thereafter.

                  (3) Dividends and distributions on Shares may be paid to the
         Members or holders of Shares, with such frequency as the Directors may determine, which may be daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Directors may determine, from such of the income, capital gains accrued or realized, and capital and surplus, after providing for actual and accrued liabilities of the Fund. All dividends and distributions on Shares shall be distributed pro rata to the Members or other holders of Shares in proportion to the number of Shares held by such persons at the date and time of record established for the payment of such dividends or distributions, except that in connection with any dividend or distribution program or procedure the Directors may determine that no dividend or distribution shall be payable on Shares as to which the Member's purchase order and/or payment have not been received by the time or times established by the Directors under such program or procedure. Dividends and distributions on Shares may be made in cash or Shares or a combination thereof as determined by the
         Directors or pursuant to any program that the Directors may have in effect at the time for the election by each Member or other holder of
         Shares of the mode of the making of such dividend or distribution to that person. Any dividend or distribution paid in Shares will be paid at the net asset value thereof as determined in accordance with Section
         8.3 hereof. Notwithstanding anything in this Agreement to the contrary, the Directors may at any time declare and distribute a dividend of stock or other property pro rata among the Members or other holders of
         Shares at the date and time of record established for the payment of such dividends or distributions.

                  (4) Notwithstanding any provision to the contrary contained in this Agreement, the Directors shall not be required to make a distribution to the Members on account of their interest in the Fund if such distribution would violate Section 18-607 of the Delaware Act or any other applicable law.

                  (5) In the event of the liquidation or dissolution of the
         Fund, the Members or other holders of Shares shall be entitled to receive, when and as declared by the Directors, the excess of the assets of the Fund over its liabilities. Upon the liquidation or dissolution of the Fund, the Directors shall make provisions for the payment of all of the Fund's outstanding obligations (including any
         Incentive Fee), taxes and other liabilities, accrued or contingent. The assets so distributable (which may, in the discretion of the Directors, include assets distributed in-kind valued at their date of distribution in accordance with Section 8.3 hereof) shall be distributed among the
         Members or other holders of Shares in proportion to the relative number of Shares held by such persons.

     (6) Shares  shall be  transferable  only in  accordance  with  Section  4.4 hereof.

                  (7) Except as provided herein, each Share shall represent an equal proportionate interest in the assets of the Fund (subject to the liabilities of the Fund), and each Share shall be equal with respect to net asset value per Share as against each other Share. The rights attaching to all Shares shall be identical as to right of repurchase by the Fund (except that fees associated with such transactions may be varied according to reasonable criteria established by the Directors in accord with Section 4.6(g) hereof), dividends and other distributions
         (whether or not on liquidation), and voting rights (the vote attaching to each Share or fraction thereof being equal to the dollar value of the same as of the record date for any such vote, if such record date is a Valuation Date, or if such record date is not a Valuation Date, the Valuation Date most recently preceding such record date). The
         Directors may from time to time divide or combine the Shares into a greater or lesser number of Shares provided that such division or combination does not change the proportionate beneficial interest in the assets of the Fund of any Member or other holder of Shares or in any way affect the rights of Shares.

                  (8) he Directors, subject to Section 2.7 hereof, may accept investments in the Fund by way of Share purchase, from such persons, on such terms (including minimum purchase amounts) and for such consideration, not inconsistent with the provisions of the 1940 Act, as they from time to time authorize or determine. Such investments may be in the form of cash, Securities or other property in which the Fund is authorized to invest, hold or own, valued as provided in Section 8.3 hereof. The Directors may authorize any distributor, principal underwriter, custodian, transfer agent or other person to accept orders for the purchase or sale of Shares that conform to such authorized terms and to reject any purchase or sale orders for Shares whether or not conforming to such authorized terms.

                  (9) es may be issued as fractions thereof. Any fractional
         Share, if outstanding, shall carry proportionately all the rights and obligations of a whole Share, including those rights and obligations with respect to voting, receipt of dividends and distributions, redemption of Shares, and liquidation of the Fund. Fractions of Shares shall be calculated to three decimal points.

                                   ARTICLE VII

                           DISSOLUTION AND LIQUIDATION

7.1      Dissolution

         The Fund shall be dissolved:

                  (1) upon the affirmative vote to dissolve the Fund by both:
         (i) the Board of Directors and (ii) Members holding at least two-thirds
         (2/3) of the total number of votes eligible to be cast by all Members;

                  (2) upon the failure of Members to elect a successor Director at a meeting called by the Adviser in accordance with Section 2.6(c)
         hereof when no Director remains to continue the business of the Fund;

                  (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.6(h) hereof, a written notice to the
         Fund requesting the repurchase of all of its Shares, by the Fund, if such Shares have not been repurchased by the Fund; or

                  (4) as required under the Delaware Act.

         Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 7.2 hereof and the Certificate has been canceled.

7.2      Liquidation of Assets

         (a) Upon the dissolution of the Fund as provided in Section 7.1 hereof, the Board of Directors shall promptly appoint the Administrator as the liquidating Director and the Administrator shall liquidate the business and administrative affairs of the Fund, except that if the Board of Directors does not appoint the Administrator as the liquidating Director or the Administrator is unable to perform this function, a liquidating Director elected by Members holding a majority of the total number of votes eligible to be cast by all
Members shall promptly liquidate the business and administrative affairs of the
Fund.
         (b) The proceeds from liquidation shall be distributed as contemplated by Section 6.2(b)(4) hereof.

                                  ARTICLE VIII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

8.1      Accounting and Reports

         (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Directors shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S.
currency.

         (b) After the end of each taxable year (and/or each calendar year), the
Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Shares as is necessary for Members to complete federal, state and local income tax or information returns and any other tax information required by federal, state or local law.

         (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 8.1(c) is being made, the
Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of the independent registered public accounting firm based upon an audit performed in accordance with U.S. generally accepted accounting principles. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

8.2      [Removed and Reserved]

8.3      Valuation of Assets

         (a) Except as may be required by the 1940 Act, the Board of Directors shall value or have valued any Securities or other assets and liabilities of the
Fund as of the close of business on the last day of each Fiscal Period (and on any such additional day or days as the Directors in their discretion may determine) in accordance with such valuation procedures as shall be established from time to time by the Board of Directors and which conform to the requirements of the 1940 Act. In determining the value of the assets of the
Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the
Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

         (b) The Fund will value interests in Underlying Funds at their "fair value," as determined in good faith by the Board of Directors, which value ordinarily will be the value of an interest in a Hedge Fund determined by the
Hedge Fund Manager of the Hedge Fund in accordance with the policies established by the Hedge Fund, absent information indicating that such value does not represent the fair value of the interest.

         (c) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 8.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS

9.1      Amendment of Limited Liability Company Agreement

         (a) Except as otherwise provided in this Section 9.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of
Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

         (b) Any amendment that would:

     (1) increase the  obligation  of a Member to make any  contribution  to the capital of the Fund;

                  (2) reduce the rights attaching to the Shares held by any
         person as against the rights attaching to the Shares held by any other person, except to the extent specifically contemplated by Section
         6.2(b)(6) hereof; or

                  (3) modify the events causing the dissolution of the Fund;

         may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Directors) to tender all such person's Shares for repurchase by the Fund.

         (c) The power of the Board of Directors to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 9.1 shall specifically include the power to:

                  (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

                  (2) amend this Agreement (other than with respect to the
         matters set forth in Section 9.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

                  (3) amend this Agreement, taking due consideration of the
         interests of the Members as a whole, to make such changes as may be necessary or advisable to ensure that the Fund maintains its then-current federal tax treatment.

         (d) The Board of Directors shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

9.2      Special Power of Attorney

         (a) Each Member hereby irrevocably makes, constitutes and appoints each
Director, acting severally, and any liquidating Director of the Fund's assets appointed pursuant to Section 7.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                  (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 9.1 hereof);

                  (2) any amendment to the Certificate required because this
         Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

                  (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

         (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this
Agreement, each Member agrees that, notwithstanding any objection that such
Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

         (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Directors and as such:

                  (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or
         Board of Directors shall have had notice thereof; and

                  (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Shares, except that where the transferee thereof has been approved by the Board of Directors for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Directors to execute, acknowledge and file any instrument necessary to effect such substitution.

9.3      Notices

         Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Directors or the Adviser, by
hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the
Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this
Agreement by any party to another party may be delivered by any reasonable means.

9.4      Agreement Binding Upon Successors and Assigns

         This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors,
Directors or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this
Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall, to the fullest extent permitted by law, be void.

9.5      Applicability of 1940 Act and Form N-2

         The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

9.6      Choice of Law

         Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such state.

9.7      Not for Benefit of Creditors

         The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Directors and the Fund.
This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

9.8      Consents

         Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

9.9      Merger and Consolidation

         (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

         (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(f) of the Delaware Act, (i) effect any amendment to this
Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

9.10     Pronouns

         All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

9.11     Confidentiality

         (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense)
established by the Board of Directors.

         (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Directors, which consent may be withheld in its sole discretion.

         (c) Each Member recognizes that in the event that this Section 9.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such
Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund.
Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

9.12     Certification of Non-Foreign Status

         Each Member or transferee of Shares from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of
Directors may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the
Fund, and shall notify the Fund within 60 days of any change in such Member's status.

9.13     Severability

         If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this
Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

9.14     Filing of Returns

         The Board of Directors or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal income tax return in compliance with Section 6012 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

9.15     [Removed and Reserved]

9.16     [Removed and Reserved]

9.17     Use of Names "Oppenheimer" and "Tremont"

         OppenheimerFunds, Inc. ("OFI") and Tremont Partners, Inc. ("Tremont")
each hereby grants to the Fund a royalty-free, non-exclusive license to use the name "Oppenheimer" and "Tremont," respectively, in the name of the Fund for the duration of this Agreement and any extensions or renewals thereof. Each license may, upon termination of this Agreement, be terminated by OFI and Tremont, respectively, in which event the Fund shall promptly take whatever action may be necessary to change its name and discontinue any further use of the name
"Oppenheimer" or "Tremont," as the case may be, in the name of the Fund or otherwise. The name "Oppenheimer" or "Tremont" may be used or licensed by OFI or
Tremont, respectively, in connection with any of its activities, or licensed by
OFI or Tremont, respectively, to any other party.

                  EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS
AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE
SET FORTH IN SECTION 9.11.

                  IN WITNESS WHEREOF, the parties hereto have executed this
Agreement as of the day and year first above written.

DIRECTORS:

Ronald J. Abdow                                              Joseph M. Wikler

John V. Murphy                                               Peter I. Wold

Eustis Walcott

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Directors to the Fund as a Member.

ADVISER:

OPPENHEIMERFUNDS, INC.

By:
   --------------------------------------------------
     Name:
     Title:

INFORMATION AND SERVICES

For More Information About Oppenheimer Tremont Market Neutral Fund LLC:

The following additional information about the Fund is available without charge upon request:

Statement of Additional Information

This document includes additional information about the Fund's investment policies, risks, and operations. It is incorporated by reference into this
Prospectus (which means it is legally part of this Prospectus).

Annual and Semi-Annual Reports

Additional information about the Fund's investments and performance is available in the Fund's Annual and Semi-Annual Reports to shareholders.

How to Get More Information:
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports, the notice explaining the Fund's privacy policy and other information about the Fund or your account:

By Telephone:
Call OppenheimerFunds Services toll-free: 1.800.858.9826

By Mail:
Write to:
OppenheimerFunds Services
P.O. Box 5270 Denver, Colorado 80217-5270

On the Internet:
You can send us a request by e-mail or read or down-load documents on the
OppenheimerFunds website:  www.oppenheimerfunds.com

Information about the Fund including the Statement of Additional Information can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the Fund are available on the EDGAR database on the SEC's Internet website at
www.sec.gov. Copies may be obtained after payment of a duplicating fee by electronic request at the SEC's e-mail address: publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's SEC File No. is 811-10537                                   The Fund's shares are distributed by:
PR0371.001.0706                                                        [logo] OppenheimerFunds Distributor, Inc.
Printed on recycled paper.

(1) As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining
"net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.
** The Investor must cross out item (2) if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

The information in this Statement of Additional Information is not complete and may be changed. We may not use this Statement of Additional Information to sell securities until the registration statement containing this Statement of
Additional Information, which has been filed with the Securities and Exchange
Commission, is effective. This Statement of Additional Information is not an
offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              Subject to Completion
     Preliminary Statement of Additional Information dated July 29, 2006

Oppenheimer Tremont
Market Neutral Fund LLC

                       STATEMENT OF ADDITIONAL INFORMATION

                               Dated July 29, 2006

                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0200
                            toll-free (800) 858-9826

                  This Statement of Additional Information ("SAI") is not a
prospectus. This SAI relates to and should be read in conjunction with the prospectus of Oppenheimer Tremont Market Neutral Fund LLC (the "Fund"), dated
July 29, 2006. A copy of the prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.

                  This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                                                                         PAGE

INVESTMENT POLICIES AND PRACTICES..................................................................................

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES.........................................................

BOARD OF DIRECTORS.................................................................................................

INVESTMENT ADVISORY SERVICES.......................................................................................

CONFLICTS OF INTEREST..............................................................................................

TAX ASPECTS........................................................................................................

ERISA CONSIDERATIONS...............................................................................................

BROKERAGE..........................................................................................................

DISTRIBUTION ARRANGEMENTS..........................................................................................

PAYMENTS TO FUND INTERMEDIARIES....................................................................................

VALUATION OF ASSETS................................................................................................

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL....................................................

CUSTODIAN..........................................................................................................

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES................................................................

SUMMARY OF LLC AGREEMENT...........................................................................................

FUND ADVERTISING AND SALES MATERIAL................................................................................

NO LETTER OF INTENT; LIMITED RIGHT OF ACCUMULATION.................................................................

FINANCIAL STATEMENTS...............................................................................................

APPENDIX A:  SALES LOAD WAIVERS.................................................................................A-1

                        INVESTMENT POLICIES AND PRACTICES

                  The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

                  The Fund's stated fundamental policies, which may only be
changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Shares"), are listed below. As defined by the
Investment Company Act of 1940, as amended (the "Investment Company Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of securityholders duly called, (a) of 67%
or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

o        Issue senior securities, except to the extent permitted under the
         Investment Company Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

o        Borrow money, except to the extent permitted under the Investment
         Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund, as such statute, rules or regulations may be amended or interpreted from time to time.

o        Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

o                 Make loans, except to the extent permitted under the
                  Investment Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund, as such statute, rules or
         regulations may be amended or interpreted from time to time.

o        Invest in real estate, physical commodities or commodity contracts, except to the extent permitted under the Investment Company Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

     o Invest  25% or more of the  value of its total  assets in the  securities
(other  than U.S.  Government  securities)  of  issuers  engaged  in any  single industry or group of related industries;  provided,  however, that the Fund will invest  25% or more of the  value of its  total  assets  in  private  investment partnerships and similar investment  vehicles  ("Underlying  Funds") that pursue market neutral investment  strategies  (except  temporarily during any period of
adverse  market   conditions   affecting   Underlying  Funds  that  pursue  such
strategies), but will not invest 25% or more of the value of its total assets in
Underlying Funds that, in the aggregate,  have investment programs that focus on investing in any single industry or group of related industries.

                  With respect to these investment restrictions and other
policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund's investment policies and restrictions do not apply to the activities and transactions of investment funds in which assets of the Fund are invested, but will apply to investments made by the Fund (or any account consisting solely of Fund assets).

                  The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company
Act) of the Fund's outstanding voting securities.

                  For purposes of the Fund's policy not to concentrate its
investments as described above, the Fund has adopted the industry classifications set forth in Appendix A to this SAI. This is not a fundamental policy.

                  Currently, under the Investment Company Act, the maximum
amount the Fund may borrow is to the extent that the value of the Fund's assets, less its liabilities, other than borrowings, is equal to at least 300% of all borrowings (including the proposed borrowing).

                  The Fund cannot issue "senior securities," but this does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

                  With respect to these investment restrictions and other
policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund's investment policies and restrictions do not apply to the activities and transactions of the investment funds in which the Fund's assets are invested, but will apply to investments made by the Fund.

                  The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company
Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

                  As discussed in the prospectus, the Fund will invest primarily in private investment funds ("Underlying Funds") that are managed by alternative asset managers ("Underlying Fund Managers") that employ market neutral investment strategies. The Fund may also on occasion retain a Hedge Fund Manager to manage a designated segment of the Fund's assets (a "Segregated Account") in accordance with the Hedge Fund Manager's investment program. Additional information regarding the types of securities and financial instruments in which
Underlying Fund Managers may invest the assets of Underlying Funds and
Segregated Accounts, and certain of the investment techniques that may be used by Underlying Fund Managers, is set forth below.

EQUITY SECURITIES

                  The investment portfolios of Underlying Funds and Segregated
Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

                  Underlying Fund Managers may generally invest Underlying Funds and Segregated Accounts in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

                  Underlying Funds and Segregated Accounts may invest in
fixed-income securities. A Hedge Fund Manager will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

                  Underlying Funds and Segregated Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Hedge Fund
Manager to be of comparable quality.

                  A Hedge Fund's or Segregated Account's investments in
non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

     Underlying  Funds  and  Segregated   Accounts  may  invest  in  equity  and
fixed-income securities of non-U.S.  issuers and in depositary receipts, such as
American  Depositary  Receipts  ("ADRs") that  represent  indirect  interests in securities of non-U.S.  issuers.  Non-U.S.  securities in which Underlying Funds and  Segregated  Accounts  may  invest  may be  listed  on  non-U.S.  securities exchanges or traded in non-U.S.  over-the-counter markets or may be purchased in
private  placements  and  not  be  publicly  traded.   Investments  in  non-U.S.
securities  are affected by risk factors  generally not thought to be present in
the  U.S.   These   factors   are   listed  in  the   prospectus   under   "Risk
Factors--Non-U.S. Investments."

                  As a general matter, Underlying Funds and Segregated Accounts are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S.
currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Hedge Fund or Segregated Account may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Hedge Fund's or Segregated Account's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Hedge Fund or Segregated
Account for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Hedge Fund or
Segregated Account anticipates purchasing or selling a non-U.S. security. This technique would allow the Hedge Fund or Segregated Account to "lock in" the U.S.
dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Hedge Fund's or Segregated Account's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the
Hedge Fund's or Segregated Account's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund's or a Hedge Fund's investment objective, such as when a Hedge Fund Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's or Hedge Fund's investment portfolio.

                  ADRs involve substantially the same risks as investing
directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored
Depository Receipts are not obligated to disclose material information in the
United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

                  The Fund, Underlying Funds and Segregated Accounts may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as
Tremont Partners, Inc., the Fund's sub-adviser (the "Sub-Adviser"), or
Underlying Fund Managers deem appropriate under the circumstances. The Fund or
Underlying Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

                  Repurchase agreements are agreements under which the Fund, a
Hedge Fund or Segregated Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund, Hedge Fund or Segregated Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund, Hedge Fund or Segregated Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

                  Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Hedge Fund or Segregated Account.
Reverse repurchase agreements are a form of leverage which also may increase the volatility of a Hedge Fund's or Segregated Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

                  Underlying Funds and Segregated Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques
Underlying Funds and Segregated Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Underlying Funds or Segregated Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Hedge Fund or
Segregated Account may suffer losses as a result of its hedging activities.

                  DERIVATIVES. Underlying Funds and Segregated Accounts may
engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Underlying Funds and Segregated
Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

                  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Hedge Fund's or Segregated Account's performance.

                  If a Hedge Fund or Segregated Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Hedge Fund's or Segregated Account's return or result in a loss. A
Hedge Fund or Segregated Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Hedge Fund or
Segregated Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

                  OPTIONS AND FUTURES. The Underlying Fund Managers may utilize options and futures contracts. They also may use so-called "synthetic" options
(notional principal contracts with characteristics of an OTC option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Hedge Fund or Segregated Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a
Hedge Fund Manager may have difficulty closing out its position.
Over-the-counter options and synthetic transactions purchased and sold by
Underlying Funds and Segregated Accounts may include options on baskets of specific securities.

                  The Underlying Fund Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Hedge Fund or Segregated Account owns the underlying security. The sale of such an option exposes a Hedge Fund or Segregated Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Hedge Fund's or Segregated Account's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Underlying
Funds and Segregated Accounts need not be covered.

                  A Hedge Fund or Segregated Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Hedge Fund or Segregated Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Hedge Fund Manager would ordinarily effect a similar
"closing sale transaction," which involves liquidating a position by selling the option previously purchased, although the Hedge Fund Manager could exercise the option should it deem it advantageous to do so.

                  Synthetic options transactions involve the use of two
financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

                  The use of derivatives that are subject to regulation by the
Commodity Futures Trading Commission (the "CFTC") by Underlying Funds and
Segregated Accounts could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. If applicable CFTC rules change, more restrictive conditions may be applied to the
Fund's use of certain derivatives.

                  Underlying Funds and Segregated Accounts may enter into
futures contracts in U.S. domestic markets or on exchanges located outside the
United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.
Foreign markets, however, may have greater risk potential than domestic markets.
For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

                  Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.
Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Hedge Fund or Segregated Account to substantial losses.

                  Successful use of futures also is subject to a Hedge Fund
Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

                  Some or all of the Underlying Fund Managers may purchase and sell stock index futures contracts for a Hedge Fund or Segregated Account. A stock index future obligates a Hedge Fund or Segregated Account to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

                  Some or all of the Underlying Fund Managers may purchase and sell interest rate futures contracts for a Hedge Fund or Segregated Account. An interest rate future obligates represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

                  Some or all of the Underlying Fund Managers may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

                  OPTIONS ON SECURITIES INDEXES. Some or all of the Underlying
Fund Managers may purchase and sell for the Underlying Funds and Segregated
Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Hedge Fund Manager of options on stock indexes will be subject to the Hedge Fund Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

                  WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

                  SWAP AGREEMENTS. The Underlying Fund Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of
Underlying Funds and Segregated Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

                  Most swap agreements entered into by a Hedge Fund or
Segregated Account would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Hedge Fund's or
Segregated Account's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Hedge Fund's or
Segregated Account's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

                  To achieve investment returns equivalent to those achieved by a Hedge Fund Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances.
The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

                  A Hedge Fund or Segregated Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Hedge Fund or Segregated
Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Hedge Fund or Segregated Account an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Hedge Fund or
Segregated Account generally will receive collateral consisting of cash, U.S.
Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Hedge Fund or Segregated Account might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Hedge Fund or Segregated Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

                  To reduce the risk of changes in securities prices and
interest rates, a Hedge Fund or Segregated Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Hedge Fund or Segregated Account enters into the commitment, but the Hedge Fund or Segregated Account does not make payment until it receives delivery from the counterparty. After a Hedge Fund or
Segregated Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

                  Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Hedge Fund or Segregated
Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Hedge Fund or Segregated Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Hedge Fund or
Segregated Account. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Hedge Fund or Segregated Account on a forward basis will not honor its purchase obligation. In such cases, the Hedge Fund or
Segregated Account may incur a loss.
PORTFOLIO PROXY VOTING

                  The Fund is a fund-of-funds that invests primarily in
Underlying Funds which have investors other than the Fund. The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser and the Adviser has delegated to the Sub-Adviser to vote the Fund's proxies in accordance with its proxy voting guidelines and procedures. However, the Fund invests primarily in private investment partnerships and similar investment vehicles, which are not voting securities. To the extent the Fund invests in voting securities, if any, the Fund's primary consideration in voting portfolio proxies would be the financial interests of the Fund and its Shareholders. For the purpose of voting portfolio proxies relating to voting securities held by the Fund, if any, the Fund has adopted the OppenheimerFunds Portfolio Proxy
Voting Policies and Procedures. The OppenheimerFunds Proxy Voting Guidelines on
routine and non-routine proxy proposals are summarized below.

o                 The Fund would vote with the recommendation of the issuer's management on routine matters, including election of directors nominated by management and ratification of auditors, unless circumstances indicate otherwise.
o                 In general, the Fund would oppose anti-takeover proposals and supports elimination of anti-takeover proposals, absent
                  unusual circumstances.
o                 The Fund would support shareholder proposals to reduce a
                  super-majority vote requirement, and opposes management
                  proposals to add a super-majority vote requirement.
o The Fund would oppose proposals to classify the board of directors. o The Fund would support proposals to eliminate cumulative voting. o The Fund would oppose re-pricing of stock options.
o                 The Fund would generally consider executive compensation
                  questions such as stock option plans and bonus plans to be ordinary business activity. The Fund analyzes stock option plans, paying particular attention to their dilutive effect.
                  While the Fund would generally support management proposals, the Fund opposes plans it considers to be excessive.

                  The Fund will be required to file new Form N-PX, with its
complete proxy voting record for the 12 months ended June 30th, no later than
August 31st of each year. Once filed, the Fund's Form N-PX filing will be available (i) without charge, upon request, by calling the Fund toll-free at
1.800.858.9826 and (ii) on the Securities and Exchange Commission's (the "SEC")
website at www.sec.gov.

PORTFOLIO TURNOVER

                  "Portfolio turnover" describes the rate at which the Fund
traded its portfolio investments during its last fiscal year. For example, if a fund sold all of its portfolio investments during the year, its portfolio turnover rate would have been 100%. The Sub-Adviser is not limited in the amount of portfolio trading it may conduct on behalf of the Fund in seeking to achieve the Fund's investment objective and will invest in and withdraw from the
Underlying Funds held in the Fund's portfolio as it deems appropriate. The rate of portfolio turnover will not be treated as a limiting or relevant factor when circumstances exist that are considered by the Sub-Adviser to make portfolio changes advisable.
                  Although the Sub-Adviser expects that many of the Fund's
investments in Underlying Funds will be relatively long term in nature, it may make changes in the Fund's particular portfolio holdings whenever it is considered that an investment no longer has substantial growth potential or has reached its anticipated level of performance, or (especially when cash is not otherwise available) that another investment appears to have a relatively greater opportunity for capital appreciation. The Sub-Adviser may also make strategy specific reallocations to certain Underlying Funds held in the Fund's portfolio. The Sub-Adviser may also make general portfolio changes to increase the Fund's cash to position it in a defensive posture. The Sub-Adviser may make portfolio changes without regard to the length of time the Fund has held an investment, or whether a sale results in profit or loss, or whether a purchase results in the reacquisition of an investment which the Fund may have only recently sold. The portfolio turnover rate may vary greatly from year to year as well as during a year and may also be affected by cash requirements. If the Fund repurchases large amounts of shares during Repurchase Offers, it may have to sell portions of its securities holdings to raise cash to pay for those repurchases. That may result in a higher than usual portfolio turnover rate.

                  The annual rate of the Fund's total portfolio turnover for the fiscal years ended March 31, 2006 and March 31, 2005 was __% and 62%
respectively. The increase in portfolio turnover for the fiscal year ended 2005 was due to strategy specific reallocations, and to redemptions from Underlying
Funds that the Sub-Adviser believed to have a decreased return potential.

                 REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES

REPURCHASE OFFERS

                  As discussed in the prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms (including as to the number of shares) as may be determined by the Board of Directors of the Fund
(the "Board"), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares or portions thereof from Shareholders pursuant to written tenders, the Board will consider the recommendation of OppenheimerFunds, Inc. (the "Adviser"), the
Fund's investment adviser. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

                  The Board will cause the Fund to make offers to repurchase
Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund, subject to certain regulatory requirements imposed by
SEC rules, and to all Shareholders or persons holding Shares acquired from
Shareholders. When the Board determines that the Fund will repurchase Shares or portions thereof, notice will be provided to each Shareholder describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.
Shareholders who are deciding whether to tender their Shares or portions thereof during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares from the Adviser during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

                  As discussed in the prospectus, the Fund will issue notes to tendering Shareholders in connection with the repurchase of Shares. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or
(iii) interests in Underlying Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of the notes issued by the Fund in connection with the repurchase offer.

                  Payment for repurchased Shares may require the Fund to
liquidate portfolio holdings earlier than the Sub-Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the
Fund's portfolio turnover. The Sub-Adviser intends to take measures (subject to such policies as may be established by the Board of Directors) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of
Shares.

MANDATORY REDEMPTION BY THE FUND

                  As noted in the prospectus, the Fund has the right to redeem
Shares of a Shareholder or any person acquiring Shares from or through a
Shareholder under certain circumstances. Such mandatory redemptions may be made if:

              Shares have been transferred or Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder;

o                 ownership of Shares by a Shareholder or other person will
                  cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

     o continued  ownership  of such Shares may be harmful or  injurious  to the business or reputation of the Fund or the Adviser; o any of the  representations and  warranties  made by a Shareholder  in connection  with the  acquisition  of
Shares was not true when made or has ceased to be true;  or o it would be in the best interests of the Fund to redeem Shares.

TRANSFERS OF SHARES

                  No shareholder will be permitted to transfer shares of the
Fund unless after such transfer the value of the shares remaining is at least equal to Fund's minimum investment requirement. If such a transferee does not meet the Shareholder eligibility requirements, the Fund reserves the right to redeem its Shares. Any transfer of Shares in violation of the LLC Agreement will not be permitted and will be void. The LLC Agreement provides that each
Shareholder has agreed to indemnify and hold harmless the Fund, the Directors, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

                               BOARD OF DIRECTORS

         Board of Directors and Oversight Committees. The Fund is governed by a
Board of Directors, which is responsible for protecting the interests of shareholders under Delaware law. The Directors meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Adviser.

         The Board of Directors has an Audit Committee, a Regulatory & Oversight
Committee, a Governance Committee and a Proxy Committee. The Audit Committee is
comprised solely of Directors who are not "interested persons" under the
Investment Company Act (the "Independent Directors"). The members of the Audit
Committee are Joel W. Motley (Chairman), Mary F. Miller, Kenneth A. Randall and
Joseph M. Wikler. The Audit Committee held __ meetings during the Fund's fiscal year ended March 31, 2006. The Audit Committee furnishes the Board with recommendations regarding the selection of the Fund's independent registered public accounting firm (also referred to as the "independent Auditors"). Other main functions of the Audit Committee outlined in the Audit Committee Charter, include, but are not limited to: (i) reviewing the scope and results of financial statement audits and the audit fees charged; (ii) reviewing reports from the Fund's independent Auditors regarding the Fund's internal accounting procedures and controls; (iii) reviewing reports from the Adviser's Internal
Audit Department; (iv) maintaining a separate line of communication between the
Fund's independent Auditors and the Independent Directors; (v) reviewing the independence of the Fund's independent Auditors; and (vi) pre-approving the provision of any audit or non-audit services by the Fund's independent Auditors, including tax services, that are not prohibited by the Sarbanes-Oxley Act, to the Fund, the Adviser and certain affiliates of the Adviser.

         The members of the Regulatory & Oversight Committee are Robert G. Galli
(Chairman), Matthew P. Fink, Phillip A. Griffiths, Joel W. Motley and Brian F.
Wruble. The Regulatory & Oversight Committee held __ meetings during the Fund's fiscal year ended March 31, 2006. The Regulatory & Oversight Committee evaluates and reports to the Board on the Fund's contractual arrangements, including the
Investment Advisory and Distribution Agreements, Transfer Agency and Shareholder
Service Agreements and Custodian Agreements as well as the policies and procedures adopted by the Fund to comply with the Investment Company Act and other applicable law, among other duties as set forth in the Regulatory &
Oversight Committee's Charter.

         The members of the Governance Committee are, Phillip A. Griffiths
(Chairman), Kenneth A. Randall, Russell S. Reynolds, Jr. and Peter I. Wold. The
Governance Committee held __ meetings during the Fund's fiscal year ended March
31, 2006. The Governance Committee reviews the Fund's governance guidelines, the adequacy of the Fund's Codes of Ethics, and develops qualification criteria for
Board members consistent with the Fund's governance guidelines, among other duties set forth in the Governance Committee's Charter.

         The Governance Committee's functions also include the selection and nomination of Directors, including Independent Directors for election. The
Governance Committee may, but need not, consider the advice and recommendation of the Adviser and its affiliates in selecting nominees. The full Board elects new Directors except for those instances when a shareholder vote is required.

         To date, the Governance Committee has been able to identify from its own resources an ample number of qualified candidates. Nonetheless, under the current policy of the Board, if the Board determines that a vacancy exists or is likely to exist on the Board, the Governance Committee will consider candidates for Board membership including those recommended by the Fund's shareholders. The
Governance Committee will consider nominees recommended by Independent Board members or recommended by any other Board members including Board members affiliated with the Fund's Adviser. The Governance Committee may, upon Board approval, retain an executive search firm to assist in screening potential candidates. Upon Board approval, the Governance Committee may also use the services of legal, financial, or other external counsel that it deems necessary or desirable in the screening process. Shareholders wishing to submit a nominee for election to the Board may do so by mailing their submission to the offices of OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th
Floor, New York, New York 10281-1008, to the attention of the Board of Directors of Oppenheimer Tremont Market Neutral Fund LLC, c/o the Secretary of the Fund.

         Submissions should, at a minimum, be accompanied by the following: (1)
the name, address, and business, educational, and/or other pertinent background of the person being recommended; (2) a statement concerning whether the person is an "interested person" as defined in the Investment Company Act; (3) any other information that the Fund would be required to include in a proxy statement concerning the person if he or she was nominated; and (4) the name and address of the person submitting the recommendation and, if that person is a shareholder, the period for which that person held Fund shares. Shareholders should note that a person who owns securities issued by Massachusetts Mutual
Life Insurance Company (the parent company of the Manager) would be deemed an
"interested person" under the Investment Company Act. In addition, certain other relationships with Massachusetts Mutual Life Insurance Company or its subsidiaries, with registered broker-dealers, or with the Funds' outside legal counsel may cause a person to be deemed an "interested person."

         The Governance Committee has not established specific qualifications that it believes must be met by a trustee nominee. In evaluating trustee nominees, the Governance Committee considers, among other things, an individual's background, skills, and experience; whether the individual is an
"interested person" as defined in the Investment Company Act; and whether the individual would be deemed an "audit committee financial expert" within the meaning of applicable Securities and Exchange Commission ("SEC") rules. The
Governance Committee also considers whether the individual's background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the Board. There are no differences in the manner in which the Governance Committee evaluates nominees for trustees based on whether the nominee is recommended by a shareholder. Candidates are expected to provide a mix of attributes, experience, perspective and skills necessary to effectively advance the interests of shareholders.

         The members of the Proxy Committee are Russell S. Reynolds, Jr.
(Chairman), Matthew P. Fink and Mary F. Miller. The Proxy Committee held __
meetings during the Fund's fiscal year ended March 31, 2006. The Proxy Committee provides the Board with recommendations for the proxy voting of portfolio securities held by the Fund and monitors proxy voting by the Fund.

Directors and Officers of the Fund. Except for Mr. Murphy, each of the Directors is an Independent Director. All of the Directors are also directors or Directors or Trustees of the following Oppenheimer funds (referred to as "Board I Funds"):

Oppenheimer AMT-Free Municipals                                Oppenheimer International Growth Fund
Oppenheimer AMT-Free New York Municipals                       Oppenheimer International Large Cap Core Fund
Oppenheimer Balanced Fund                                      Oppenheimer International Small Company Fund
Oppenheimer California Municipal Fund                          Oppenheimer International Value Fund
Oppenheimer Capital Appreciation Fund                          Oppenheimer Limited Term California Municipal Fund
Oppenheimer Developing Markets Fund                            Oppenheimer Money Market Fund, Inc.
Oppenheimer Discovery Fund                                     Oppenheimer Multi-State Municipal Trust
Oppenheimer Dividend Growth Fund                               Oppenheimer Portfolio Series
Oppenheimer Emerging Growth Fund                               Oppenheimer Real Estate Fund
Oppenheimer Emerging Technologies Fund                         Oppenheimer Select Value Fund
Oppenheimer Enterprise Fund                                    Oppenheimer Series Fund, Inc.
Oppenheimer Global Fund                                        OFI Tremont Core Strategies Hedge Fund
Oppenheimer Global Opportunities Fund                          OFI Tremont Market Neutral Hedge Fund
Oppenheimer Gold & Special Minerals Fund                       Oppenheimer Tremont Market Neutral Fund LLC
Oppenheimer Growth Fund                                        Oppenheimer Tremont Opportunity Fund LLC
Oppenheimer International Diversified Fund                     Oppenheimer U.S. Government Trust

         In addition to being a Board member to each of the Board I Funds,
Messrs. Galli and Wruble are directors or Directors of ten other portfolios, and
Messrs. Wikler and Wold are Directors of one other portfolio, in the
OppenheimerFunds complex.

         Present or former officers, directors, trustees and employees (and their immediate family members) of the Fund, the Adviser and its affiliates, and retirement plans established by them for their employees are permitted to purchase shares of the Fund and the other Oppenheimer funds at net asset value without sales charge. The sales charge on shares is waived for that group because of the reduced sales efforts realized by OppenheimerFunds Distributor,
Inc. (the "Distributor").

         Messrs. Birney, Gillespie, Murphy, Petersen, Szilagyi, Vandehey, Wixted
and Zack and Mss. Bloomberg and Ives, who are officers of the Fund, hold the same offices with one or more of the other Board I Funds. As of June __, 2006 the Directors and officers of the Fund, as a group, owned of record or beneficially less than 1% of any class of shares of the Fund. The foregoing statement does not reflect ownership of shares held of record by an employee benefit plan for employees of the Adviser, other than the shares beneficially owned under that plan by the officers of the Funds listed above. In addition, none of the Independent Directors (nor any of their immediate family members)
owns securities of either the Adviser, the Distributor of the Board I Funds or of any entity directly or indirectly controlling, controlled by or under common control with the Adviser or the Distributor.

         Biographical Information. The Directors and officers, their positions with the Fund, length of service in such position(s) and principal occupations and business affiliations during at least the past five years are listed in the charts below. The charts also include information about each Director's beneficial share ownership in the Fund and in all of the registered investment companies that the Director oversees in the Oppenheimer family of funds
("Supervised Funds"). The address of each Director in the chart below is 6803 S.
Tucson Way, Centennial, Colorado 80112-3924. Each Director serves for an indefinite term, or until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------------------------------------------------------
                                                       Independent Directors
-------------------------------------------------------------------------------------------------------------------------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
Name, Position(s) Held       Principal Occupation(s) During the Past 5 Years; Other           Dollar Range of     Aggregate Dollar
                                                                                                   Shares
                                                                                                Beneficially      Range Of Shares

with the Fund, Length of     Directorships/Directorships Held; Number of Portfolios in the        Owned in       Beneficially Owned
Service, Age                 Fund Complex Currently Overseen                                      the Fund      in Supervised Funds

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ---------------------------------------

                                                                                                     As of December 31, 2005

---------------------------- ---------------------------------------------------------------- ---------------------------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Clayton K. Yeutter,          Director of American Commercial Lines (barge company) (since     None              Over $100,000
Chairman of the Board of     January 2005); Attorney at Hogan & Hartson (law firm) (since
Directors since 2003,        June 1993); Director of Covanta Holding Corp. (waste-to-energy
Director since 2005          company) (since 2002); Director of Weyerhaeuser Corp.
Age: 75                      (1999-April 2004); Director of Caterpillar, Inc.
                             (1993-December 2002); Director of ConAgra Foods
                             (1993-2001); Director of Texas Instruments
                             (1993-2001); Director of FMC Corporation
                             (1993-2001). Oversees 38 portfolios in the
                             OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Matthew P. Fink,             Trustee of the Committee for Economic Development (policy        None              Over $100,000
Director since 2005          research foundation) (since 2005); Director of ICI Education
Age: 65                      Foundation (education foundation) (since October 1991);
                             President of the Investment Company Institute
                             (trade association) (October 1991-June 2004);
                             Director of ICI Mutual Insurance Company (insurance
                             company) (October 1991-June 2004). Oversees 38
                             portfolios in the OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Robert G. Galli,             A director or trustee of other Oppenheimer funds. Oversees 48    None              Over $100,000
Director since 2005          portfolios in the OppenheimerFunds complex.
Age: 72

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
-------------------------------------------------------------------------------------------------------------------------------------

Phillip A. Griffiths,      None                                                    Over $100,000

     Distinguished  Presidential  Fellow for International  Affairs (since 2002)
and Member (since 1979) of the National Academy of Sciences;  Council on Foreign
Relations  (since  2002);  Director  of GSI  Lumonics  Inc.  (precision  medical equipment  supplier)  (since  2001);  Senior  Advisor  of The  Andrew W.  Mellon
Foundation (since 2001); Chair of Science Initiative Group (since 1999);  Member of the American Philosophical Society Director since 2005 (since Age: 67 1996);

     Trustee of Woodward Academy (since 1983);  Foreign Associate of Third World
Academy of Sciences;  Director of the Institute for Advanced Study  (1991-2004);
Director  of Bankers  Trust New York  Corporation  (1994-1999);  Provost at Duke
University (1983-1991). Oversees 38 portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------------------------------------------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Mary F. Miller,            None                                                    Over $100,000

     Trustee of the American Symphony Orchestra  (not-for-profit) (since October
1998); and Senior Vice President and Director since 2005 General Age: 63 Auditor of American Express Company  (financial  services  company) (July  1998-February
2003). Oversees 38 portfolios in the OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Joel W. Motley,              Director of Columbia Equity Financial Corp. (privately-held      None              Over $100,000
Director since 2005          financial adviser) (since 2002); Managing Director of Carmona
Age: 54                      Motley, Inc. (privately-held financial adviser) (since January
                             2002); Managing Director of Carmona Motley Hoffman
                             Inc. (privately-held financial adviser) (January
                             1998-December 2001); Member of the Finance and
                             Budget Committee of the Council on Foreign
                             Relations, the Investment Committee of the
                             Episcopal Church of America, the Investment
                             Committee and Board of Human Rights Watch and the
                             Investment Committee of Historic Hudson Valley.
                             Oversees 38 portfolios in the OppenheimerFunds
                             complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Kenneth A. Randall,          Director of Dominion Resources, Inc. (electric utility holding   None              Over $100,000
Director since 2005          company) (February 1972-October 2005); Former Director of
Age: 79                      Prime Retail, Inc. (real estate investment trust), Dominion
                             Energy Inc. (electric power and oil & gas producer),
                             Lumberman's Mutual Casualty Company, American
                             Motorists Insurance Company and American
                             Manufacturers Mutual Insurance Company; Former
                             President and Chief Executive Officer of The
                             Conference Board, Inc. (international economic and
                             business research). Oversees 38 portfolios in the
                             OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Russell S. Reynolds, Jr.,    Chairman of The Directorship Search Group, Inc. (corporate       None              Over $100,000
Director since 2005          governance consulting and executive recruiting) (since 1993);
Age: 74                      Life Trustee of International House (non-profit educational organization); Founder, Chairman and Chief Executive Officer of Russell Reynolds Associates, Inc. (1969-1993); Banker at
                             J.P. Morgan & Co. (1958-1966); 1st Lt. Strategic Air Command,
                             U.S. Air Force (1954-1958). Oversees 38 portfolios in the
                             OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Joseph M. Wikler,            Director of the following  medical device  companies:  Medintec  None              Over $100,000
Director since 2002          (since  1992)  and  Cathco  (since  1996);  Director  of  Lakes
Age: 65                      Environmental   Association   (since   1996);   Member  of  the
                             Investment Committee of the Associated Jewish
                             Charities of Baltimore (since 1994); Director of
                             Fortis/Hartford mutual funds (1994-December 2001).
                             Oversees 38 portfolios in the OppenheimerFunds
                             complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Peter I. Wold,               President   of  Wold  Oil   Properties,   Inc.   (oil  and  gas  None              Over $100,000
Director since 2002          exploration  and  production   company)   (since  1994);   Vice
Age: 58                      President,  Secretary and Treasurer of Wold Trona Company, Inc.
                             (soda ash processing and production) (since 1996);
                             Vice President of Wold Talc Company, Inc. (talc
                             mining) (since 1999); Managing Member of
                             Hole-in-the-Wall Ranch (cattle ranching) (since
                             1979); Director and Chairman of the Denver Branch
                             of the Federal Reserve Bank of Kansas City
                             (1993-1999); and Director of PacifiCorp. (electric
                             utility) (1995-1999). Oversees 38 portfolios in the
                             OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------
---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

Brian F. Wruble,             General Partner of Odyssey Partners, L.P. (hedge fund) (since    None              Over $100,000
Director since 2005          September 1995); Director of Special Value Opportunities Fund,
Age: 63                      LLC (registered investment company) (since September 2004);
                             Member of Zurich Financial Investment Advisory
                             Board (insurance) (since October 2004); Board of
                             Governing Trustees of The Jackson Laboratory
                             (non-profit) (since August 1990); Trustee of the
                             Institute for Advanced Study (non-profit
                             educational institute) (since May 1992); Special
                             Limited Partner of Odyssey Investment Partners, LLC
                             (private equity investment) (January 1999-September
                             2004); Trustee of Research Foundation of AIMR
                             (2000-2002) (investment research, non-profit);
                             Governor, Jerome Levy Economics Institute of Bard
                             College (August 1990-September 2001) (economics
                             research); Director of Ray & Berendtson, Inc. (May
                             2000-April 2002) (executive search firm). Oversees
                             48 portfolios in the OppenheimerFunds complex.

---------------------------- ---------------------------------------------------------------- ----------------- ---------------------

         The address of Mr. Murphy is Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New
York 10281-1008. Mr. Murphy serves as a Director for an indefinite term and as an officer for an indefinite term, or until his resignation, retirement, death or removal. Mr. Murphy is an "Interested Director" because he is affiliated with the Adviser by virtue of his positions as an officer and director of the Adviser, and as a shareholder of its parent company.

------------------------------------------------------------------------------------------------------------------------------------
                                                  Interested Director and Officer
------------------------------------------------------------------------------------------------------------------------------------
--------------------------- ----------------------------------------------------------------- ---------------- ---------------------
Name, Position(s) Held      Principal Occupation(s) During the Past 5 Years; Other             Dollar Range      Aggregate Dollar
                                                                                                 of Shares
                                                                                               Beneficially      Range Of Shares

with Fund, Length of        Directorships/Directorships Held; Number of Portfolios in the        Owned in       Beneficially Owned
Service, Age                Fund Complex Currently Overseen                                      the Fund      in Supervised Funds

--------------------------- ----------------------------------------------------------------- ---------------- ---------------------
--------------------------- ----------------------------------------------------------------- --------------------------------------

                                                                                                     As of December 31, 2005

--------------------------- ----------------------------------------------------------------- --------------------------------------
--------------------------- ----------------------------------------------------------------- ----------------- --------------------

John V. Murphy,             Chairman, Chief Executive Officer and Director (since June        $50,001-$100,000  Over $100,000
President, Principal        2001) and President (since September 2000) of the Adviser;
Executive Officer and       President and a director or trustee of other Oppenheimer funds;
Director since 2002         President and Director of Oppenheimer Acquisition Corp. ("OAC")
Age: 56                     (the Adviser's parent holding company) and of Oppenheimer
                            Partnership Holdings, Inc. (holding company
                            subsidiary of the Adviser) (since July 2001);
                            Director of OppenheimerFunds Distributor, Inc.
                            (subsidiary of the Adviser) (since November 2001);
                            Chairman and Director of Shareholder Services, Inc.
                            and of Shareholder Financial Services, Inc.
                            (transfer agent subsidiaries of the Adviser) (since
                            July 2001); President and Director of
                            OppenheimerFunds Legacy Program (charitable trust
                            program established by the Adviser) (since July
                            2001); Director of the following investment advisory
                            subsidiaries of the Adviser: OFI Institutional Asset
                            Management, Inc., Centennial Asset Management
                            Corporation, Trinity Investment Management
                            Corporation and Tremont Capital Management, Inc.
                            (since November 2001), HarbourView Asset Management
                            Corporation and OFI Private Investments, Inc. (since
                            July 2001); President (since November 1, 2001) and
                            Director (since July 2001) of Oppenheimer Real Asset
                            Management, Inc.; Executive Vice President of
                            Massachusetts Mutual Life Insurance Company (OAC's
                            parent company) (since February 1997); Director of
                            DLB Acquisition Corporation (holding company parent
                            of Babson Capital Management LLC) (since June 1995);
                            Member of the Investment Company Institute's Board
                            of Governors (since October 3, 2003); Chief
                            Operating Officer of the Adviser (September
                            2000-June 2001); President and Trustee of MML Series
                            Investment Fund and MassMutual Select Funds
                            (open-end investment companies) (November
                            1999-November 2001); Director of C.M. Life Insurance
                            Company (September 1999-August 2000); President,
                            Chief Executive Officer and Director of MML Bay
                            State Life Insurance Company (September 1999-August
                            2000); Director of Emerald Isle Bancorp and Hibernia
                            Savings Bank (wholly-owned subsidiary of Emerald
                            Isle Bancorp) (June 1989-June 1998). Oversees 86
                            portfolios in the OppenheimerFunds complex.

--------------------------- ----------------------------------------------------------------- ----------------- --------------------

         The addresses of the officers in the chart below are as follows: for Messrs. Birney, Gillespie and Zack and Ms. Bloomberg, Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, for Messrs.
Petersen, Szilagyi, Vandehey, and Wixted and Ms. Ives, 6803 S. Tucson Way, Centennial, Colorado 80112-3924. Each
officer serves for an indefinite term or until his or her resignation, retirement, death or removal.

-----------------------------------------------------------------------------------------------------------------------------
                                                 Other Officers of the Fund
-----------------------------------------------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Name, Position(s) Held with Fund,   Principal Occupation(s) During Past 5 Years
Length of Service, Age

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Timothy J. Birney,                  Vice President of the Sub-Adviser since January 2005 and was Investment Management
Vice   President   and   Portfolio  Associate for Tremont Capital, Inc., the parent company of the Sub-Adviser, from
Manager since 2005                  November 2003 to January 2005.  From May 2002 through November 2003, Mr. Birney served
Age: 38                             as Vice President at Asset Alliance Corporation. From March 1998 through May 2002, Mr.
                                    Birney served as Vice President and Research Portfolio Manager of Alternative Asset
                                    Management at Nikko Securities Co. International, Inc. An officer of 4 portfolios in the OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Mark S. Vandehey,                   Senior Vice President and Chief Compliance Officer of the Adviser (since March 2004);
Vice President and Chief            Vice President of OppenheimerFunds Distributor, Inc., Centennial Asset Management
Compliance Officer since 2004       Corporation and Shareholder Services, Inc. (since June 1983). Former Vice President and
Age: 55                             Director of Internal Audit of the Adviser (1997-February 2004). An officer of 86 portfolios in the OppenheimerFunds complex.
----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Brian W. Wixted,                    Senior Vice President and Treasurer of the Adviser (since March 1999); Treasurer of the
Treasurer and Principal Financial   following: HarbourView Asset Management Corporation, Shareholder Financial Services,
Accounting Officer since 2002       Inc., Shareholder Services, Inc., Oppenheimer Real Asset Management Corporation, and
Age: 46                             Oppenheimer Partnership Holdings, Inc. (since March 1999), OFI Private Investments,
                                    Inc. (since March 2000), OppenheimerFunds
                                    International Ltd. (since May 2000),
                                    OppenheimerFunds plc (since May 2000), OFI
                                    Institutional Asset Management, Inc. (since
                                    November 2000), and OppenheimerFunds Legacy
                                    Program (charitable trust program
                                    established by the Adviser) (since June
                                    2003); Treasurer and Chief Financial Officer
                                    of OFI Trust Company (trust company
                                    subsidiary of the Adviser) (since May 2000);
                                    Assistant Treasurer of the following: OAC
                                    (since March 1999),Centennial Asset
                                    Management Corporation (March 1999-October
                                    2003) and OppenheimerFunds Legacy Program
                                    (April 2000-June 2003); Principal and Chief
                                    Operating Officer of Bankers Trust
                                    Company-Mutual Fund Services Division (March
                                    1995-March 1999). An officer of 86
                                    portfolios in the OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Brian Petersen,                     Assistant Vice President of the Adviser (since August 2002); Manager/Financial Product
Assistant Treasurer since 2004      Accounting of the Adviser (November 1998-July 2002). An officer of 86 portfolios in the
Age: 35                             OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Brian C. Szilagyi,                  Assistant Vice President of the Adviser (since July 2004); Director of Financial
Assistant Treasurer since 2005      Reporting and Compliance of First Data Corporation (April 2003-July 2004); Manager of
Age: 36                             Compliance of Berger Financial Group LLC (May 2001-March 2003); Director of Mutual Fund
                                    Operations at American Data Services, Inc. (September 2000-May 2001). An officer of 86 portfolios in the OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Robert G. Zack,                     Executive Vice President (since January 2004) and General Counsel (since March 2002) of
Secretary since 2002                the Adviser; General Counsel and Director of the Distributor (since December 2001);
Age: 57                             General Counsel of Centennial Asset Management Corporation (since December 2001);
                                    Senior Vice President and General Counsel of HarbourView Asset Management Corporation
                                    (since December 2001); Secretary and General Counsel of OAC (since November 2001);
                                    Assistant Secretary (since September 1997) and Director (since November 2001) of
                                    OppenheimerFunds International Ltd. and OppenheimerFunds plc; Vice President and
                                    Director of Oppenheimer Partnership Holdings, Inc. (since December 2002); Director of
                                    Oppenheimer Real Asset Management, Inc. (since November 2001); Senior Vice President,
                                    General Counsel and Director of Shareholder Financial Services, Inc. and Shareholder
                                    Services, Inc. (since December 2001); Senior Vice President, General Counsel and
                                    Director of OFI Private Investments, Inc. and OFI Trust Company (since November 2001);
                                    Vice President of OppenheimerFunds Legacy Program (since June 2003); Senior Vice
                                    President and General Counsel of OFI Institutional Asset Management, Inc. (since
                                    November 2001); Director of OppenheimerFunds (Asia) Limited (since December 2003);
                                    Senior Vice President (May 1985-December 2003), Acting General Counsel (November
                                    2001-February 2002) and Associate General Counsel (May 1981-October 2001) of the
                                    Adviser; Assistant Secretary of the following: Shareholder Services, Inc. (May
                                    1985-November 2001), Shareholder Financial Services, Inc. (November 1989-November
                                    2001), and OppenheimerFunds International Ltd. (September 1997-November 2001). An
                                    officer of 86 portfolios in the OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Kathleen T. Ives,                   Vice President (since June 1998) and Senior Counsel and Assistant Secretary (since
Assistant Secretary since 2002      October 2003) of the Adviser; Vice President (since 1999) and Assistant Secretary
Age: 40                             (since October 2003) of the Distributor; Assistant Secretary of Centennial Asset
                                    Management Corporation (since October 2003); Vice President and Assistant Secretary of
                                    Shareholder Services, Inc. (since 1999); Assistant Secretary of OppenheimerFunds Legacy
                                    Program and Shareholder Financial Services, Inc. (since December 2001); Assistant
                                    Counsel of the Adviser (August 1994-October 2003). An officer of 86 portfolios in the
                                    OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
----------------------------------- -----------------------------------------------------------------------------------------

Lisa I. Bloomberg,                  Vice President and Associate Counsel of the Adviser (since May 2004); First Vice
Assistant Secretary since 2004      President (April 2001-April 2004), Associate General Counsel (December 2000-April
Age: 38                             2004), Corporate Vice President (May 1999-April 2001) and Assistant General Counsel
                                    (May 1999-December 2000) of UBS Financial Services Inc. (formerly, PaineWebber
                                    Incorporated). An officer of 86 portfolios in the OppenheimerFunds complex.

----------------------------------- -----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Phillip S. Gillespie,                            Senior Vice President and
                                                 Deputy General Counsel of the
                                                 Adviser (since September
                                                 2004); Mr. Gillespie held the
                                                 following positions at Merrill
                                                 Lynch Investment Management:
Assistant Secretary since 2004                   First Vice President
Age: 42                                          (2001-September 2004);
                                                 Director (2000-September 2004)
                                                 and Vice President (1998-2000).
                                                 An officer of 86 portfolios in
                                                 the OppenheimerFunds complex.

-----------------------------------------------------------------------------------------------------------------------------

         Remuneration of the Officers and Directors. The officers and the interested Director of the Fund, who are affiliated with the Adviser, receive no salary or fee from the Fund. The Independent Directors' compensation from the
Fund, shown below, is for serving as a Director and member of a committee (if applicable), with respect to the Fund's fiscal year ended March 31, 2006. The total compensation from the Fund and fund complex represents compensation, including accrued retirement benefits, for serving as a Director and member of a committee (if applicable) of the Boards of the Fund and other funds in the
OppenheimerFunds complex during the calendar year ended December 31, 2005.

--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Name and Other Fund Position(s)        Aggregate                               Estimated Annual      Total Compensation From
                                                       Retirement Benefits
                                   Compensation From    Accrued as Part of       Benefits Upon
(as applicable)(20)                   the Fund(1)         Fund Expenses          Retirement(2)      the Fund and Fund Complex

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- ------------------------------------------ ---------------------- --------------------------

                                      Fiscal year ended March 31, 2006                               Year ended December 31,
                                                                                                              2005

--------------------------------- ------------------------------------------ ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Clayton K. Yeutter                   $________(3)           $_________              $86,171                 $173,700
Chairman of the Board

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Ronald J. Abdow((10))                 $_________           $__________               None                $137,500(1(0))

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Matthew P. Fink                       $_________            $_________              $2,641                   $61,936
Proxy Committee Member and
Regulatory & Oversight
Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Robert G. Galli                       $_________            $_________            $100,824(4)              $264,812(5)
Regulatory & Oversight
Committee Chairman

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Phillip A. Griffiths                 $________(6)           $_________              $34,972                 $150,760
Governance Committee Chairman
and Regulatory & Oversight
Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Mary F. Miller
Audit Committee Member and            $_________            $_________              $7,128                  $103,254
Proxy Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Joel W. Motley                      $_________ (7)          $_________              $23,945                 $150,760
Audit Committee Chairman and
Regulatory & Oversight
Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Kenneth A. Randall                    $_________             None(8)                $85,944                 $134,080
Audit Committee Member and
Governance Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Edward V. Regan(9)                    $_________            $_________              $67,441                  $54,605

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Russell S. Reynolds, Jr.              $_________            $_________              $66,602                 $108,593
Proxy Committee Chairman and
Governance Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Eustis Walcott(10)                    $_________            $_________               None                    $50,500

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Joseph M. Wikler(12)                $________ (13)          $_________               None                  $60,386(14)
Audit Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Peter I. Wold(12)                     $_________            $_________               None                  $60,386(15)
Governance Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------
--------------------------------- -------------------- --------------------- ---------------------- --------------------------

Brian F. Wruble(16)                   $_________            $_________            $31,332(17)             $159,354(18)
Regulatory & Oversight
Committee Member

--------------------------------- -------------------- --------------------- ---------------------- --------------------------

1. "Aggregate Compensation From the Fund" includes fees and deferred compensation, if any.
2. "Estimated Annual Benefits Upon Retirement" is based on
a straight life payment plan election with the
     assumption that a Director will retire at the age of 75 and is eligible
     (after 7 years of service) to receive retirement plan benefits with respect to certain Board I Funds as described below under "Retirement Plan for
     Directors."
3. Includes $______________ deferred by Mr. Yeutter under the "Deferred
Compensation Plan" described below.
4. Includes $45,840 estimated benefits to be
paid to Mr. Galli for serving as a director or trustee of 10 other Oppenheimer funds that are not Board I Funds.
5.   Includes $135,500 paid to Mr. Galli for serving as a director or trustee of
     10 other Oppenheimer funds (at December 31, 2005) that are not Board I
     Funds.
6.   Includes $____________ deferred by Mr. Griffiths under the "Deferred
     Compensation Plan" described below.
7. Includes $____________ deferred by Mr. Motley under the "Deferred
Compensation Plan" described below.
8. Due to actuarial considerations, no additional retirement benefits were accrued with respect to Mr. Randall.
9. Mr. Regan retired as a Director of the Board I funds effective June 30, 2005.
10. Mr. Abdow and Mr. Walcott retired as Directors of the Fund as of September
26, 2005.
11. Includes $40,000 severance payment and includes $81,500 compensation paid to
Mr. Abdow for serving as a trustee for two open-end investment companies
(MassMutual Institutional Funds and MML Series Investment Fund) the investment adviser for which is the indirect parent company of the Fund's Adviser. The
Adviser also serves as the Sub-Advisor to the MassMutual International Equity
Fund, a series of MassMutual Institutional Funds. In accordance with SEC regulations, for purposes of this section only, "Fund Complex" includes the
Oppenheimer funds, MassMutual Institutional Funds and MML Series Investment
Fund. The Adviser does not consider MassMutual Institutional Funds and MML Series
Investment Fund to be part of the OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.
12.  Mr. Wikler and Mr. Wold were elected as Board members of 23 of the Board I
     Funds as of August 17, 2005. They had served as Board members of the other
     11 Board I Funds, including the Fund prior to that date.
13.  Includes $__________ deferred by Mr. Wikler under the "Deferred
     Compensation Plan" described below.
14. Includes $23,500 paid to Mr. Wikler for serving as a director or trustee of one other Oppenheimer fund (at December 31, 2005) that is not a Board I Fund.
15.  Includes $23,500 paid to Mr. Wold for serving as a director or trustee of one other Oppenheimer fund (at December 31, 2005) that is not a Board I
     Fund.
16.  Mr. Wruble was appointed as Director of the Board I Funds on October 10,
     2005.
17.  Estimated benefits to be paid to Mr. Wruble for serving as a director or trustee of 10 other Oppenheimer funds that are not Board I Funds. Mr.
     Wruble's service as a director or trustee of such funds will not be counted towards the fulfillment of his eligibility requirements for payments under the Board I retirement plan, described below.
18.  Includes $135,500 paid to Mr. Wruble for serving as a director or trustee of 10 other Oppenheimer funds (at December 31, 2005) that are not Board I
     Funds.

         Retirement Plan for Directors. The Board I Funds have adopted a retirement plan that provides for payments to retired Independent Directors.
Payments are up to 80% of the average compensation paid during a Director's five years of service in which the highest compensation was received. A Director must serve as director or trustee for any of the Board I Funds for at least seven years to be eligible for retirement plan benefits and must serve for at least 15 years to be eligible for the maximum benefit. The amount of retirement benefits a Director will receive depends on the amount of the Director's compensation, including future compensation and the length of his or her service on the Board.

         |X| Deferred Compensation Plan. The Board of Directors has adopted a
Deferred Compensation Plan for Independent Directors that enables them to elect to defer receipt of all or a portion of the annual fees they are entitled to receive from certain Board I Funds. Under the plan, the compensation deferred by a Director is periodically adjusted as though an equivalent amount had been invested in shares of one or more Oppenheimer funds selected by the Director.
The amount paid to the Director under the plan will be determined based upon the amount of compensation deferred and the performance of the selected funds.

         Deferral of the Directors' fees under the plan will not materially affect a Fund's assets, liabilities or net income per share. The plan will not obligate a fund to retain the services of any Director or to pay any particular level of compensation to any Director. Pursuant to an Order issued by the SEC, a fund may invest in the funds selected by the Director under the plan without shareholder approval for the limited purpose of determining the value of the
Director's deferred compensation account.

CODES OF ETHICS

                  The Fund, the Adviser, the Sub-Adviser and the Distributor,
have each adopted codes of ethics. The codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of the Fund's portfolio transactions. Covered persons include the Directors and the officers and directors of the Adviser and the Sub-Adviser, as well as employees of the
Adviser and the Sub-Adviser having knowledge of the investments and investment intentions of the Fund. The codes of ethics permit persons subject to the Code to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public
Reference Room in Washington, D.C. Information on the operation of the Public
Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at
http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                          INVESTMENT ADVISORY SERVICES

THE INVESTMENT ADVISER

                  The Adviser serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the
Board. The Adviser is a majority owned subsidiary of Oppenheimer Acquisition
Corporation, which in turn is a wholly owned subsidiary of Massachusetts Mutual
Life Insurance Company ("MassMutual").

                  Pursuant to the terms of an investment advisory agreement
entered into between the Fund and the Adviser dated June 9, 2005 (the "Advisory
Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and in connection therewith shall regularly provide investment advice and recommendations to the Fund with respect to its investments, investment policies and purchases and sales of securities for the Fund and arranging for the purchase and sale of such securities.

                  The Adviser is authorized, subject to the approval of the
Board and Shareholders, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to the Fund by its affiliates.

                  As compensation for services required to be provided by the
Adviser under the Advisory Agreement, the Fund will pay the Adviser a monthly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Shares determined as of the last day of the month (before any repurchases of Shares or the accrual of the Incentive Fee, described below).
The Adviser (or an affiliated company of the Adviser that it designates) is also entitled to receive a performance-based incentive fee determined as a percentage of the net profits (the "Incentive Fee"). The method of computation of the
Incentive Fee is described in the prospectus.

                  The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security. In addition, it provides that the Adviser may act as investment adviser for any other person, firm or corporation and use the name "Oppenheimer"
in connection with other investment companies for which it may act as investment adviser or general distributor. If the Adviser shall no longer act as investment adviser of the Fund, the Adviser may withdraw the right of the Fund to use the name "Oppenheimer" as part of its name.

                  The Adviser or its designee maintains the Fund's accounts, books and other documents required to be maintained under the Investment Company
Act at OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street,
11th Floor, New York, New York 10281-1008.

                  During the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004, the Fund paid $_______, $666,817 and $626,332, respectively, to the Adviser pursuant to the Investment Advisory Agreement.

                  Prior to the Tax Conversion, the Adviser (or an affiliated company of the Adviser that it designates) was entitled to receive a performance-based allocation equal to 5% of the net profits, if any, in excess of the Preferred Return that otherwise would have been credited to the capital account of each investor (the "Incentive Allocation"). The Incentive Allocation
would have been debited from each investor's capital account and credited to the
Special Advisory Account. Accordingly, prior to the Tax Conversion, the
Incentive Allocation was not a Fund expense. After the Tax Conversion, the
Incentive Fee (as described in the prospectus) became a Fund expense. The actual
Incentive Fees paid to the Adviser (or an affiliate of an Adviser) by the Fund will be disclosed in future updates to this SAI.

THE SUB-ADVISER

                  As authorized by the Advisory Agreement, Tremont Partners,
Inc. ("Sub-Adviser"), an affiliate of the Adviser, has been assigned responsibility for providing day-to-day investment management services to the
Fund, subject to the supervision of the Adviser. The Sub-Adviser is primarily responsible for the selection of Underlying Fund Managers and the allocation of the assets of the Fund for investment among the Underlying Fund Managers. In addition, the Sub-Adviser is responsible for investing the cash portion of the
Fund's assets not invested in Underlying Funds or through Segregated Accounts.
The Sub-Adviser is a majority owned subsidiary of Oppenheimer Acquisition
Corporation, which in turn is a wholly owned subsidiary of MassMutual.

                  The Sub-Adviser provides services to the Fund pursuant to the terms of a sub-advisory agreement entered into between the Adviser and the
Sub-Adviser dated as of November 20, 2001 (the "Sub-Advisory Agreement"). In
consideration of the services provided by the Sub-Adviser, the Adviser pays a monthly fee to the Sub-Adviser equal to 50% of the amount of the Management Fee earned by the Adviser pursuant to the Advisory Agreement, together with the full amount of the Incentive Fee, if any. As discussed in the prospectus, the
Incentive Fee is a performance-based incentive fee equal to 5% of net profits
(taking into account net realized and unrealized gains or losses and net investment income or loss), if any, in excess of the "Preferred Return," subject to reduction of that excess for prior losses that have not been previously offset against net profits. The method of computation of the Incentive Fee is described in the prospectus.

                  The Sub-Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory
Agreement, the Sub-Adviser is not liable to the Fund or to the Adviser for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security. In addition, it provides that the Sub-Adviser may act as investment adviser for any other person, firm or corporation and use the name "Tremont" in connection with other investment companies for which it may act as investment adviser. If the Sub-Adviser shall no longer act as sub-adviser of the Fund, the Sub-Adviser may withdraw the right of the Fund to use the name "Tremont" as part of its name.

                  During the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004, the Fund paid $_______, $333,409 and $313,166, respectively, to the Sub-Adviser pursuant to the Sub-Advisory Agreement.

                  A discussion regarding the basis for the Board of Directors approving any investment advisory or sub-advisory contracts of the Fund are available in the Fund's annual report to Shareholders.

ADMINISTRATIVE SERVICES

                  Under the terms of an administration agreement with the Fund, the Adviser will provide certain administrative services to the Fund, including, among others: providing office space and other support services and personnel as necessary to provide such services to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; handling Shareholder inquiries regarding the Fund, including but not limited to questions concerning their investments in the Fund and capital account balances; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements (other than those relating to investment compliance); coordinating and organizing meetings of the Board and meetings of
Shareholders and preparing related materials; and maintaining and preserving certain books and records of the Fund. In consideration for these services, the
Fund will pay the Adviser a monthly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Shares determined as of the last day of each calendar month (before any repurchases of Shares or the accrual of the Incentive
Fees) (the "Administration Fee").

                  During the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004, the Fund paid $_______, $166,906 and $156,615, respectively, to the Adviser pursuant to the Administration Agreement.

PORTFOLIO MANAGER

The portfolio manager of the Fund is Timothy J. Birney (referred to as the
"Portfolio Manager"), who is primarily responsible for selecting the Fund's investments in Underlying Funds and allocating the Fund's assets among the
Underlying Funds selected. Mr. Birney has been Vice President and portfolio manager of the Sub-Adviser since January 2005 and was Investment Management
Associate for Tremont Capital, Inc., the parent company of the Sub-Adviser, from
November 2003 to January 2005. From May 2002 through November 2003, Mr. Birney served as Vice President at Asset Alliance Corporation, where his responsibilities included the development and distribution of structured products and quantitative allocation and risk management models. From March 1998 through May 2002, Mr. Birney served as Vice President and Research Portfolio
Manager of Alternative Asset Management at Nikko Securities Co. International,
Inc.

       Other Accounts Managed. In addition to managing the Fund's investment portfolio, Mr. Birney also manages other investment portfolios and other accounts on behalf of the Sub-Adviser or its affiliates. The following table provides information regarding the other portfolios and accounts managed by Mr. Birney as of March 31, 2006.
Tremont Market Neutral Fund LLC

                                        Registered Investment      Other Pooled
                                              Companies         Investment Vehicles    Other Accounts
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                                                             4                    11        None

Accounts Managed
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                                                         $ 412                $1,117        None

Total Assets Managed*
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Accounts with Performance-Based                              2                     2        None
Advisory Fees

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                                                          $129                  $349        None

Total Assets in Accounts with
Performance-Based Advisory Fees*

* In millions.

       As indicated above, the Portfolio Manager also manages other funds and accounts. Potentially, at times, those responsibilities could conflict with the interests of the Fund. That may occur whether the investment objectives and strategies of the other funds and accounts are the same as, or different from, the Fund's investment objectives and strategies. For example Mr. Birney may need to allocate investment opportunities between the Fund and another fund or account having similar objectives or strategies, or he may need to execute transactions for another fund or account that could have a negative impact on the value of securities held by the Fund. Not all funds and accounts advised by the Sub-Adviser have the same management fee. If the management fee structure of another fund or account is more advantageous to the Sub-Adviser than the fee structure of the Fund, the Sub-Adviser could have an incentive to favor the other fund or account. However, the Sub-Adviser's compliance procedures and Code of Ethics recognize the Sub-Adviser's fiduciary obligation to treat all of its clients, including the Fund, fairly and equitably, and are designed to preclude
Mr. Birney from favoring one client over another. It is possible, of course, that those compliance procedures and the Code of Ethics may not always be adequate to do so. At different times, Mr. Birney may manage other funds or accounts with investment objectives and strategies similar to those of the Fund, or he may manage funds or accounts with different investment objectives and strategies.

       Compensation of the Portfolio Manager. Mr. Birney is employed and compensated by the Sub-Adviser, not the Fund. The Sub-Adviser's compensation structure is designed to attract and retain highly qualified investment management professionals and to reward contributions toward creating shareholder value. As of March 31, 2006, Mr. Birney's compensation consisted of three main elements: a base salary, an annual discretionary bonus and eligibility to participate in long-term awards of options and appreciation rights in regard to the common stock of the Sub-Adviser's holding company parent.

         The base pay component is reviewed regularly to ensure that it is commensurate with the requirements of the portfolios under Mr. Birney's management, reflects any specific competence or specialty of the manager, and is competitive with other comparable positions. The annual discretionary bonus is determined by senior management of the Sub-Adviser and is based on a number of factors, including management's evaluation of the Fund's pre-tax performance for periods since Mr. Birney became the Fund's portfolio manager. Other factors include management quality (such as style consistency, risk management, sector coverage, team leadership and coaching) and organizational development. The performance of other pooled investment vehicles and other accounts are also considered in determining Mr. Birney's compensation. Mr. Birney's compensation with respect to the Fund is not based on the total value of the Fund's portfolio assets, although the Fund's investment performance may increase those assets.
The compensation structure is also intended to reduce potential conflicts of interest between the Fund and other funds managed by Mr. Birney. The compensation structure of the other funds managed by Mr. Birney is the same as the compensation structure of the Fund, described above.

     Ownership  of Fund  Shares.  As of  March  31,  2006,  Mr.  Birney  did not
beneficially own any shares of the Fund.

FUND EXPENSES

                  The Fund will bear all costs and expenses incurred in its
business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Costs and expenses borne by the
Fund include, but are not limited to, the following:

              o   all costs and expenses directly related to investment
                  transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees,
                  interest and commitment fees on loans and debit balances,
                  borrowing charges on securities sold short, dividends on
                  securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Underlying
                  Funds;

              o   all costs and expenses associated with the operation and
                  registration of the Fund, offering costs and the costs of
                  compliance with, any applicable Federal and state laws;

              o   all costs and expenses associated with the organization and operation of separate investment funds managed by Underlying
                  Fund Managers retained by the Fund;

              o   the costs and expenses of holding meetings of the Board and any meetings of Shareholders, including costs associated with the preparation and dissemination of proxy materials;
              o   the fees and disbursements of Fund counsel, legal counsel to the Independent Directors, Independent Registered Public
                  Accounting Firm for the Fund and other consultants and
                  professionals engaged on behalf of the Fund;
              o   the Management Fee;

     o the fees payable to custodians and other persons providing administrative services to the Fund; o the costs of a fidelity bond and any liability insurance obtained  on  behalf of the Fund or the  Board;  o all  costs  and  expenses  of preparing,  setting  in  type,  printing  and  distributing  reports  and  other communications  to  Shareholders;  and o such other  types of expenses as may be approved from time to time by the Board of Directors.

                  The Underlying Funds will bear all expenses incurred in
connection with their operations. These expenses are similar to those incurred by the Fund. The Underlying Fund Managers generally will charge asset-based fees to and receive performance-based allocations from the Underlying Funds, which effectively will reduce the investment returns of the Underlying Funds and the amount of any distributions from the Underlying Funds to the Fund. These expenses, fees and allocations will be in addition to those incurred by the Fund itself.

                              CONFLICTS OF INTEREST

THE ADVISER

                  The Adviser and its affiliates manage the assets of registered investment companies other than the Fund and provide investment advisory services to other accounts. The Fund has no interest in these activities. The
Adviser and its officers or employees who assist in providing services to the
Fund will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and other registered investment companies and accounts managed by the
Adviser. The Adviser and its officers and employees will devote as much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.
TREMONT

                  The Sub-Adviser also provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (the "Tremont Accounts"). The Fund has no interest in these activities. The Sub-Adviser and the investment professionals who, on behalf of the Sub-Adviser, will provide investment advisory services to the Fund will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Tremont Accounts. Such persons will devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

                  The Sub-Adviser expects to employ an investment program for the Fund that is substantially similar to the investment program employed by it for certain Tremont Accounts, including a private investment partnership that has an investment program that is substantially the same as the Fund's investment program. As a general matter, the Sub-Adviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for those other Tremont Accounts. There may be circumstances, however, under which the Sub-Adviser will cause one or more
Tremont Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Sub-Adviser will commit the Fund's assets. There also may be circumstances under which the Sub-Adviser will consider participation by Tremont Accounts in investment opportunities in which the Sub-Adviser does not intend to invest on behalf of the Fund, or vice versa.

                  The Sub-Adviser will evaluate for the Fund and for each
Tremont Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Tremont Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Tremont Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Tremont
Accounts may differ from time to time. In addition, the fees and expenses of the
Fund will differ from those of the Tremont Accounts. Accordingly, the future performance of the Fund and the Tremont Accounts will vary.

                  When the Sub-Adviser determines that it would be appropriate for the Fund and one or more Tremont Accounts to participate in an investment transaction in the same Hedge Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Sub-Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Tremont Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the
Sub-Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

                  Situations may occur, however, where the Fund could be
disadvantaged because of the investment activities conducted by the Sub-Adviser for the Tremont Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Underlying Fund Managers with respect to Underlying
Funds) on the combined size of positions that may be taken for the Fund and the
Tremont Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Tremont Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a "joint transaction" (as defined in the Investment Company Act) with the Tremont
Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "Other Matters" below.

                  Directors, officers, employees and affiliates of the
Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Sub-Adviser, or by the Sub-Adviser for the Tremont Accounts, that are the same, different or made at a different time than positions taken for the Fund.

OTHER MATTERS

                  Except in accordance with applicable law, the Adviser, the
Sub-Adviser and their affiliates are not permitted to buy securities or other property from, or sell securities or other property to, the Fund. However, subject to certain conditions imposed by applicable rules under the Investment
Company Act, the Fund may effect certain principal transactions in securities with one or more accounts managed by the Adviser or the Sub-Adviser, except for accounts as to which the Adviser, the Sub-Adviser or any of their affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Adviser, the Sub-Adviser or one of their affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Sub-Adviser has determined it would be appropriate for the Fund to purchase (or sell), and the Sub-Adviser or the Adviser has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

                  Future investment activities of the Adviser, the Sub-Adviser and their affiliates, and of their respective directors, officers or employees, may give rise to additional conflicts of interest.

                                   TAX ASPECTS

                  The following is a summary of certain aspects of the income taxation of the Fund and its Shareholders which should be considered by a prospective Shareholder. The Fund has not sought a ruling from the Internal
Revenue Service (the "IRS") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes.

                  This summary of certain aspects of the Federal income tax
treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the
"Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. References in this summary to the tax consequences of the Fund's investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Fund and those indirectly attributable to the Fund as a result of investing in the underlying funds.

                  EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX
ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN
INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

                  In addition to the particular matters set forth in this
section, tax-exempt organizations should review carefully those sections of the prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Shareholder is urged to consult its own counsel regarding the acquisition of Shares.

                  Prior to July 1, 2005, the Fund was treated as a partnership for Federal income tax purposes. As of that date, however, the Fund elected to be taxed as a corporation and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Tax Transition").

                  Prior to the Tax Transition, the Fund's treatment as a
partnership for Federal income tax purposes did not subject the Fund itself to
Federal income tax. The Fund will file an annual partnership information return for 2005 with the IRS which reports the results of operations for the period prior to the Tax Transition. Each investor who was an investor prior to that date is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Shareholder is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

                  Shareholders holding shares of the Fund for any period on or after July 1, 2005 will be subject in respect of the shares to the following tax aspects of the Fund. Shareholders holding shares of the Fund both before and on or after July 1, 2005 will be subject to both the tax treatment described above and in the following section.

TAX TREATMENT AFTER THE TAX TRANSITION

                  This summary of certain aspects of the U.S. Federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury
Regulations and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code, which could change certain of the tax consequences of an investment in the Fund. References in this summary to the tax consequences of the Fund's investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Fund and those indirectly attributable to the Fund as a result of investing in the underlying funds.
QUALIFICATION AS A REGULATED INVESTMENT COMPANY

                  As a regulated investment company, the Fund is not subject to
U.S. Federal income tax on the portion of its investment company taxable income, as that term is defined in the Code (determined without regard to the deduction for dividends paid), and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to
Shareholders. That qualification enables the Fund to "pass through" its distributed income and net capital gains to Shareholders without the Fund having to pay tax on them. The Code contains a number of complex tests relating to qualification that the Fund might not meet in a particular year. If the Fund does did not qualify as a regulated investment company during any period, it would be treated for U.S. Federal income tax purposes as an ordinary corporation and would receive no tax deduction for payments made to Shareholders during that period.

                  To qualify as a regulated investment company, the Fund must distribute at least 90% of its investment company taxable income for the taxable year. The Fund must also satisfy certain other requirements of the Code, some of which are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

                  To qualify as a regulated investment company, the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and certain other income.

                  In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under that test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of "other issuers." As to each of those "other issuers," the Fund must not have invested more than 5% of the value of the Fund's total assets in securities of each such issuer and the Fund must not hold more than 10% of the outstanding voting securities of each such issuer.
In addition, no more than 25% of the value of the Fund's total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES

                  Under the Code, by December 31 of each year, the Fund must distribute, or be deemed to have distributed, an amount at least equal to the sum of (1) 98% of its ordinary income earned from January 1 through December 31 of that year, (2) 98% of its capital gains realized in the period from November
1 of the prior year through October 31 of the current year, and (3) all such ordinary income and capital gains for previous years that were not distributed during those years. If it does not, the Fund must pay a non-deductible 4% excise tax on the amounts not distributed. It is presently anticipated that the Fund will meet those requirements. To meet these requirements, the Fund might, in certain circumstances, be required to liquidate portfolio investments to make sufficient distributions. However, the Board and the Sub-Adviser might determine in a particular year that it would be in the best interests of Shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to Shareholders.

FAILURE TO QUALIFY AS A REGULATED INVESTMENT COMPANY

                  If, in any taxable year, the Fund fails to qualify as a
regulated investment company under the Code, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its shareholders will not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify as a regulated investment company, the Fund's distributions, to the extent derived from the Fund's current or accumulated earnings and profits, will constitute dividends, which will generally be eligible for the dividends received deduction available to corporate shareholders. Furthermore, in such event, individual Shareholders of the Fund would generally be able to treat such distributions as "qualified dividend income" eligible for reduced rates of U.S. Federal income taxation in taxable years beginning on or before December 31, 2008.

DISTRIBUTIONS

                  Dividends paid out of the Fund's investment company taxable income will be taxable to a Shareholder as ordinary income to the extent of the
Fund's earnings and profits, whether such dividends are paid in cash or reinvested in additional shares. If a portion of the Fund's income consists of dividends paid by U.S. corporations (other than REITs), a portion of the dividends paid by the Fund to corporate Shareholders may be eligible for the corporate dividends received deduction. In addition, for taxable years beginning on or before December 31, 2008, distributions of investment company taxable income that are designated by the Fund as derived from qualified dividend income are taxed to individuals at the rates applicable to long-term capital gain.
Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the
Shareholder and the Fund for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be. Distributions of net capital gain, if any, designated as capital gain dividends are taxable to a shareholder as long-term capital gain, regardless of how long the Shareholder has held Fund shares. Long-term capital gain rates for individuals have been temporarily reduced to 15% (with lower rates for individuals in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2008. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a Shareholder as a return of capital, which is applied against and reduces the Shareholder's basis in his shares. To the extent that the amount of any such distribution exceeds the Shareholder's basis in his shares, the excess will be treated by the Shareholder as gain from a sale or exchange of the shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares.

                  The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained.
In such case, it may designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each
Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

                  Dividends designated by the Fund and received by corporate
Shareholders of the Fund will qualify for the dividends received deduction to the extent of qualifying dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a qualifying dividend (1) if the Fund fails to meet certain holding period requirements for the stock on which the dividend is paid, (2) to the extent that the Fund is under an obligation to make related payments with respect to positions in substantially similar or related property, or (3) to the extent the stock on which the dividend is paid is treated as debt financed.
Moreover, the dividends received deduction may be disallowed or reduced if the corporate Shareholder fails to satisfy the foregoing requirements with respect to shares of the Fund or by applications of the Code.

                  Shareholders will be notified annually as to the U.S. Federal income tax status of distributions, and Shareholders receiving distributions in the form of additional shares will receive a report as to the net asset value of those shares.

SALE OR EXCHANGE OF FUND SHARES

                  Upon the sale or other disposition of Shares in the Fund which a Shareholder holds as a capital asset, the Shareholder may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year.

                  Any loss realized on a sale or exchange will be disallowed to the extent that the Shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of the Shares. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Fund Shares held by the
Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares.

                  Under recently promulgated Treasury regulations, if a
Shareholder recognizes a loss with respect to shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must attach to its tax return and also separately file with the
IRS a disclosure statement on IRS Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to Shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper.
Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their particular circumstances.

HEDGING AND DERIVATIVES TRANSACTIONS

                  Certain of the Fund's hedging and derivatives transactions are subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions. These rules could therefore affect the character, amount and timing of distributions to Shareholders. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

OTHER INVESTMENTS

                  The Fund may invest in debt obligations purchased at a
discount with the result that the Fund may be required to accrue income for U.S.
Federal income tax purposes before amounts due under the obligations are paid.
The Fund may also invest in domestic and foreign "high yield" securities. A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. Federal income tax purposes.

                  As a result of investing in securities purchased at a discount or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to include in current income it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level U.S. Federal income taxation on all of its income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its Shareholders.

PASSIVE FOREIGN INVESTMENT COMPANY

                  If the Fund purchases shares in a passive foreign investment company (a "PFIC"), the Fund may be subject to U.S. Federal income tax on a portion of any "excess distribution" or gain from the disposition of such Shares even if such income is distributed as a taxable dividend by the Fund to its
Shareholders. Additional charges in the nature of interest may be imposed on the
Fund in respect of deferred taxes arising from such distributions or gains. If the Fund were to invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" under the Code (a "QEF"), the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if not distributed to the Fund. The Fund may not be able to make this election with respect to many
PFICs because of certain requirements that the PFICs would have to qualify.
Alternatively, the Fund could elect to mark-to-market at the end of each taxable year its shares in a PFIC. In this case, the Fund would recognize as ordinary income any increase in the value of such Shares, and as ordinary loss any decrease in such value, to the extent it did not exceed prior increases in income. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of
PFIC stock during the applicable year and such income would nevertheless be subject to the Distribution Requirement and would be taken into account for purposes of the 4% excise tax (described above).

SECTION 1256 CONTRACTS

                  The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Fund at the end of a taxable year of the Fund will be treated for U.S.
Federal income tax purposes as if they were sold by the Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of Section 1256
Contracts (or other termination of the Fund's obligations under such contract), must be taken into account by the Fund in computing its taxable income for the year. Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

FOREIGN CURRENCY TRANSACTIONS

                  To the extent that its investments are made in securities
denominated in a non-U.S. currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Fund's investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Fund on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss.
Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the Fund collects the receivables or pays the liabilities may be treated as ordinary income or loss.

                  The Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256
Contracts" above), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

UNRELATED BUSINESS TAXABLE INCOME

                  Generally, an exempt organization is exempt from U.S. Federal income tax on its passive investment income, such as dividends, interest and capital gains. This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by "acquisition indebtedness" during the relevant period of time. Tax-exempt U.S. investors will not incur UBTI as a result of leveraged investment activities on the part of the Fund, although a tax-exempt investor may incur UBTI if it borrows to acquire shares. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. Federal tax consequences of an investment in the Fund.

FOREIGN TAXES

                  Investment income that may be received by the Fund from
sources within foreign countries may be subject to foreign taxes withheld at the source. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund will not be eligible to "pass through"
to its Shareholders the amount of foreign taxes paid by the Fund for foreign tax credit purposes.

BACKUP WITHHOLDING

                  The Fund may be required to withhold U.S. Federal income tax from all distributions and redemption proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. The withholding percentage is 28% until 2011, when the percentage will increase to 31% (unless Congress enacts legislation otherwise). Corporate Shareholders and certain other Shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the
Shareholder's U.S. Federal income tax liability, provided the required information is furnished to the IRS. To avoid such withholding, foreign shareholders (as defined below) that beneficially own shares generally must provide a properly completed IRS Form W-8BEN or other applicable forms or documentation certifying their non-U.S. status.

FOREIGN SHAREHOLDERS

                  U.S. Federal income taxation of a Shareholder who with respect to the United States is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership ("foreign shareholder")
depends on whether the income of the Fund is "effectively connected" with a U.S.
trade or business carried on by the shareholder.

                  If the income from the Fund is not "effectively connected"
with a U.S. trade or business carried on by the foreign Shareholder, distributions of investment company taxable income will be subject to a U.S.
Federal income tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2004 and before
January 1, 2008, certain "interest-related dividends" and "short-term capital gain dividends" paid by the Fund to a foreign Shareholder would be eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Fund that would not be subject to such tax if earned by a foreign Shareholder directly. Short-term capital gain dividends generally are dividends derived from the excess of a Fund's net short-term capital gains over net long-term capital losses. Both "interest-related dividends" and "short-term capital gains dividends" must be designated as such by a written notice mailed to Shareholders no later than 60 days after the Fund's taxable year. Such a foreign Shareholder would generally be exempt from U.S. Federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the
Fund.

                  Also, any distributions paid by the Fund to a foreign
Shareholder for taxable years beginning after December 31, 2004 and before
January 1, 2008 will, to the extent attributable to gain from the sale or exchange of a U.S. real property interest, be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a foreign Shareholder.

                  If the income from the Fund is "effectively connected" with a
U.S. trade or business carried on by a foreign Shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate Shareholders may also be subject to the branch profits tax imposed by the Code.
                  In the case of a non-corporate foreign Shareholder, the Fund may be required to withhold U.S. Federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate)
unless the foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption. See "Backup Withholding."

                  The tax consequences to a foreign Shareholder entitled to
claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

OTHER TAXATION

                  Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions.

                  The foregoing is a brief summary of certain material income tax matters that are pertinent to prospective investors. The summary is not, and is not intended to be, a complete analysis of all provisions of the U.S. Federal income tax law which may have an effect on such investors. This analysis is not intended as a substitute for careful tax planning. Accordingly, prospective investors are urged to consult their own respective tax advisors with respect to their own respective tax situations and the effects of this investment thereon.

Tax Treatment Before the Tax Transition

                  Classification of the Fund. The Fund has received an opinion of counsel that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund was treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

                  Under Section 7704 of the Code, "publicly traded partnerships"
are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Shares in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section
7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Shareholders.

                  The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. The Fund has received an opinion of counsel that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

                  Neither of the opinions of counsel described above, however, is binding on the IRS or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the IRS, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Shareholders to the extent of the current or accumulated earnings and profits of the Fund; and Shareholders would not be entitled to report profits or losses realized by the Fund.

                  UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING
DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN
AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF
THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING
AN INVESTOR IN A HEDGE FUND.

                  Prior to the Tax Transition, the Fund's treatment as a
partnership for Federal income tax purposes, did not subject the Fund itself
Federal income tax. The Fund would file an annual partnership information return for 2005 with the IRS which reports the results of operations. Each investor who was an investor prior to the Tax Transition is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Shareholder is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

                  Allocation of Profits and Losses. Under the LLC Agreement, the
Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Shareholders and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for
Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the
Shareholders pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

                  Under the LLC Agreement, the Board has the discretion to
allocate specially an amount of the Fund's capital gain (including short-term capital gain) for Federal income tax purposes to the Sub-Adviser as the special advisory member and to a withdrawing Shareholder to the extent that the
Sub-Adviser's or a Shareholder's capital account balance exceeds the Federal income tax basis in their respective Shares. There can be no assurance that, if the Board makes such a special allocation, the IRS will accept such allocation.
If such allocation is successfully challenged by the IRS, the Fund's gains allocable to the remaining Shareholders would be increased.

                  Tax Elections; Returns; Tax Audits. The Code provides for
optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests
(including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the LLC Agreement, at the request of a
Shareholder, the Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. The actual effect of any such election may depend upon whether any
Hedge Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

                  The Board decides how to report the partnership items on the
Fund's tax returns, and all Shareholders are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the IRS may not agree with the manner in which the Fund's items have been reported. In the event the income tax returns of the
Fund are audited by the IRS, the tax treatment of the Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Shareholders. A
Shareholder chosen by the Board, designated as the "Tax Matters Partner", has considerable authority to make decisions affecting the tax treatment and procedural rights of all Shareholders. In addition, the Tax Matters Partner has the authority to bind certain Shareholders to settlement agreements and the right on behalf of all Shareholders to extend the statute of limitations relating to the Shareholders' tax liabilities with respect to Fund items.

Tax Consequences to a Withdrawing Shareholder

                  An investor prior to the Tax Transition, receiving a cash
liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its investment. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund. However, a withdrawing holder of
Fund interests will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables (as determined pursuant to the
Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing holder of Fund interests would recognize ordinary income. An investor receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such investor's adjusted tax basis in its investment.

                  As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing holder of Fund interests to the extent its capital account would otherwise exceed its adjusted tax basis in its investment. Such a special allocation of gain may result in the withdrawing holder of Fund interests recognizing capital gain, which may include short-term capital gain, in the investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                  Distributions of Property. A partner's receipt of a
distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property)
unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner"
within the meaning of Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an investor is an "eligible partner", which term should include an investor whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

Tax Treatment of Fund Investments

                  In General. The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

                  Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see
"Currency Fluctuations - 'Section 988' Gains or Losses" below) and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses.
These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts
(defined below) may serve to alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Fund.(1)

                  The maximum ordinary income tax rate for individuals is
38.6%(2) and, in general, the maximum individual income tax rate for long-term capital gains is 20%(3) (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses"
below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

                  The Fund may realize ordinary income from dividends and
accruals of interest on securities. The Fund may hold debt obligations with
"original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund may also acquire debt obligations with
"market discount." Upon disposition of such an obligation, the Fund generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by the Fund. The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Fund in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered
"miscellaneous itemized deductions" which, for a noncorporate Member, may be subject to restrictions on their deductibility. See "Deductibility of Fund
Investment Expenditures by Noncorporate Shareholders" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(4)

                  Currency Fluctuations - "Section 988" Gains or Losses. To the
extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the Fund's investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of the Fund on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the
Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

                  As indicated above, the Fund may acquire foreign currency
forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts"
(see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

                  Section 1256 Contracts. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales
(known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

                  Capital gains and losses from such Section 1256 Contracts
generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60%
thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations - 'Section
988' Gains or Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section
1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

                  Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle."
A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund (and any
Hedge Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account.
At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the
Temporary Regulations' mixed straddle account rules is not entirely clear.
Therefore, there is no assurance that a mixed straddle account election by the
Fund will be accepted by the IRS.

                  Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale,
"substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

                  Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the
Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the
Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

                  Effect of Straddle Rules on Shareholders' Securities
Positions. The IRS may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. The application of the
"straddle" rules in such a case could affect a Member's holding period for the securities involved and may defer the recognition of losses with respect to such securities.(5)

                  Limitation on Deductibility of Interest and Short Sale
Expenses. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for
"indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

                  For purposes of this provision, the Fund's activities will be treated as giving rise to investment income for an investor, and the investment interest limitation would apply to a noncorporate investor's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a noncorporate investor would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate investor on money borrowed to finance its investment in the
Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

                  Deductibility of Fund Investment Expenditures and Certain
Other Expenditures. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.(6) In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for
2004, $142,700 or $71,350 for a married person filing a separate return) to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(7) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

                  Pursuant to Temporary Regulations issued by the Treasury
Department, these limitations on deductibility should not apply to a noncorporate investor's share of the trade or business expenses of the Fund.
These limitations will apply, however, to a noncorporate investor's share of the investment expenses of the Fund (including the Management Fee, Incentive Fee, the fee paid to the Adviser as the Fund's administrator and any fee payable to the managers of a Hedge Fund), to the extent such expenses are allocable to a
Hedge Fund that is not in a trade or business within the meaning of the Code or to the investment activity of the Fund. The Fund intends to treat its expenses attributable to a Hedge Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of the Fund as not being subject to such limitations, although there can be no assurance that the IRS will agree.

                  The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate
Shareholders should consult their tax advisers with respect to the application of these limitations.

                  No deduction is allowed for sales loads paid by an investor to acquire an interest in the Fund; instead any such fees will be included in the investor's adjusted tax basis for its investment in the Fund. To the extent that any portion of the investor servicing fee is treated as a selling expense, such portion would be subject to the same treatment.

                  Application of Rules for Income and Losses from Passive
Activities. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity.
This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an investor's share of such income and gain from the Fund.
Income or loss attributable to the Fund's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

                  "Phantom Income" From Fund Investments. Pursuant to various
"anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by the Fund in certain foreign corporations may cause an investor to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the
"anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

Foreign Taxes

                  It is possible that certain dividends and interest directly or indirectly received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund or a Hedge Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Fund will directly or indirectly pay since the amount of the Fund's assets to be invested in various countries is not known.

                  Fund investors will be informed by the Fund as to their
proportionate share of the foreign taxes paid by the Fund or a Hedge Fund, which they will be required to include in their income. Fund investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction
(subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An investor that is tax exempt will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income

                  Generally, an exempt organization is exempt from Federal
income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(8) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

                  This general exemption from tax does not apply to the
"unrelated business taxable income" ("UBTI") of an exempt organization.
Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income,"
which generally consists of (i) income derived by an exempt organization
(directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is
"acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, the Fund's income (or loss) from these investments may constitute UBTI.

                  The Fund may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the IRS which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness"
and therefore not resulting in UBTI.(9) To the extent the Fund recognizes income
(i.e., dividends and interest) from securities with respect to which there is
"acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

                  To the extent the Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above)
would offset gains treated as UBTI.

                  Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund from time to time,(10) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

                  To the extent that the Fund generates UBTI, the applicable
Federal tax rate for such an investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization.
An exempt organization may be required to support, to the satisfaction of the
IRS, the method used to calculate its UBTI. The Fund will be required to report to an investor which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the IRS.

                  In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the
Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(11) However, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any year in which it has UBTI. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA
Considerations.")

Certain Issues Pertaining to Specific Exempt Organizations

                  Private Foundations. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise
"ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

                  In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for an investor which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

                  In some instances, an investment in the Fund by a private
foundation may be prohibited by the "excess business holdings" provisions of the
Code. For example, if a private foundation (either directly or together with a
"disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and
Regulations. Although there can be no assurance, the Board believes that the
Fund will meet such 95% gross income test.

                  A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

                  Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA.
(See "ERISA Considerations.")

                  Endowment Funds. Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

State and Local Taxation

                  In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the
Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

                  State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Investor's distributive share of the taxable income or loss of the
Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax an investor's share of the partnership's income from that business. Investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that investor is a resident.

                  The Fund, which is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York
City unincorporated business tax, which is not imposed on a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts a business in New York City.) By reason of a similar "own account" exemption, it is also expected that a nonresident individual investor should not be subject to
New York State personal income tax with respect to his share of income or gain realized directly by the Fund. A nonresident individual investor will not be subject to New York City earnings tax on nonresidents with respect to his investment in the Fund.

                  Individual Shareholders who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels. These limitations may apply to an investor's share of some or all of the Fund's expenses. Investors are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and
New York City tax liability.

                  For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(12) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New
York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New
York City general corporation tax.

                  Regulations under both the New York State corporate franchise tax and New York City general corporation tax, however, provide an exemption to this general rule in the case of a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has
adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) as qualifying gross income for this purpose. The qualification of the Fund as a "portfolio investment partnership" with respect to its investments through Segregated Accounts and
Underlying Funds must be determined on an annual basis and, with respect to a taxable year, the Fund and/or one or more Underlying Funds may not qualify as portfolio investment partnerships. Therefore, a corporate non-managing member may be treated as doing business in New York State and New York City as a result of its interest in the Fund or its indirect interest in a nonqualifying Hedge
Fund.

                  A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax). There is no New York City tax on the UBTI of an otherwise exempt entity.

                  Each prospective corporate investor should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

                              ERISA CONSIDERATIONS

                  Persons who are fiduciaries with respect to an employee
benefit plan or other arrangement subject to the Employee Retirement Income
Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of
Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

                  ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the
ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax
Aspects--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to
Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

                  Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser and the Sub-Adviser will not be fiduciaries within the meaning of ERISA by reason of their authority with respect to the
Fund.

                  A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

                  Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser, the Sub-Adviser or their affiliates.
Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes)
the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Shareholders should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan
Shareholders will be required to represent that the decision to invest in the
Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

                  The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings.
Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

                                    BROKERAGE

                  Each Hedge Fund Manager is directly responsible for placing orders for the execution of portfolio transactions for the Hedge Fund or
Segregated Account that it manages and for the allocation of brokerage.
Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

                  In selecting brokers and dealers to execute transactions on behalf of a Hedge Fund or Segregated Account, each Hedge Fund Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Hedge Fund Manager generally will seek reasonably competitive commission rates, a Hedge Fund Manager will not necessarily pay the lowest commission available on each transaction. The
Underlying Fund Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.
Brokerage practices adopted by Underlying Fund Managers with respect to
Underlying Funds may vary and will be governed by each Hedge Fund's organizational documents.

                  Consistent with the principle of seeking best price and
execution, a Hedge Fund Manager may place orders for a Hedge Fund or Segregated
Account with brokers that provide the Hedge Fund Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Underlying Fund Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Underlying Fund Managers or their affiliates in providing services to clients other than the Underlying Funds and the Segregated
Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Hedge Fund Manager in connection with the Hedge Fund or
Segregated Account it manages. Conversely, the information provided to a Hedge
Fund Manager by brokers and dealers through which other clients of the Hedge
Fund Manager or its affiliates effect securities transactions may be useful to the Hedge Fund Manager in providing services to the Hedge Fund or a Segregated
Account.

                  It is anticipated that Underlying Fund Managers (including each Hedge Fund Manager retained to manage a Segregated Account) will generally follow brokerage placement practices similar to those described above. The brokerage placement practices described above will also be followed by the
Sub-Adviser to the extent it places transactions for the Fund. However, certain
Underlying Fund Managers (other than those managing Segregated Accounts) may have policies that permit the use of brokerage commissions of a Hedge Fund to obtain products or services that are not research related and that may benefit the Hedge Fund Manager.

                            DISTRIBUTION ARRANGEMENTS

                  The Distributor acts as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a General
Distributor's Agreement entered into with the Fund. Shares may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. The Fund is not obligated to sell to a broker or dealer any Shares that have not been placed with Qualified Investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at 6803 South Tucson Way, Centennial, Colorado
80112, and is an affiliate of the Adviser and the Sub-Adviser.

                  Shares will be offered and may be purchased on a monthly
basis, or at such other times as may be determined by the Board. Neither the
Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Shares. The Distributor does not intend to make a market in Shares. The
Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act.

                         PAYMENTS TO FUND INTERMEDIARIES

         Financial intermediaries may receive various forms of compensation or reimbursement from the Fund in the form of 12b-1 plan payments as described in the preceding section of this SAI. They may also receive payments or concessions from the Distributor, derived from sales charges paid by the clients of the financial intermediary, also as described in this SAI. Additionally, the Adviser and/or the Distributor (including their affiliates) may make payments to financial intermediaries in connection with their offering and selling shares of the Fund and other Oppenheimer funds, providing marketing or promotional support, transaction processing and/or administrative services. Among the financial intermediaries that may receive these payments are brokers and dealers who sell and/or hold shares of the Fund, banks (including bank trust departments), registered investment advisers, insurance companies, retirement plan and qualified tuition program administrators, third party administrators, and other institutions that have selling, servicing or similar arrangements with the Adviser or Distributor. The payments to intermediaries vary by the types of product sold, the features of the Fund share class and the role played by the intermediary.

         Possible types of payments to financial intermediaries include, without limitation, those discussed below.

o Payments made by the Fund, or by an investor buying or selling shares of the
Fund may include:

o                   depending on the share class that the investor selects,
                    contingent deferred sales charges or initial front-end sales charges, all or a portion of which front-end sales charges are payable by the Distributor to financial intermediaries
                    (see "About Your Account" in the prospectus);
o                   ongoing asset-based payments attributable to the share class selected, including fees payable under the Fund's
                    distribution and/or service plans adopted under Rule 12b-1 under the Investment Company Act, which are paid from the
                    Fund's assets and allocated to the class of shares to which the plan relates (see "About the Fund -- Distribution and
                    Service Plans" above);
o                   shareholder servicing payments for providing omnibus
                    accounting, recordkeeping, networking, sub-transfer agency or other administrative or shareholder services, including retirement plan and 529 plan administrative services fees, which are paid from the assets of a Fund as reimbursement to the Adviser or Distributor for expenses they incur on behalf of the Fund.

o            Payments made by the Adviser or Distributor out of their respective resources and assets, which may include profits the Adviser derives from investment advisory fees paid by the Fund. These payments are made at the discretion of the Adviser and/or the Distributor. These payments, often referred to as "revenue sharing" payments, may be in addition to the payments by the Fund listed above.

o                   These types of payments may reflect compensation for
                    marketing support, support provided in offering the Fund or other Oppenheimer funds through certain trading platforms
                    and programs, transaction processing or other services;
o                   The Adviser and Distributor each may also pay other
                    compensation to the extent the payment is not prohibited by law or by any self-regulatory agency, such as the NASD.
                    Payments are made based on the guidelines established by the
                    Adviser and Distributor, subject to applicable law.

         These payments may provide an incentive to financial intermediaries to actively market or promote the sale of shares of the Fund or other Oppenheimer funds, or to support the marketing or promotional efforts of the Distributor in offering shares of the Fund or other Oppenheimer funds. In addition, some types of payments may provide a financial intermediary with an incentive to recommend the Fund or a particular share class. Financial intermediaries may earn profits on these payments, since the amount of the payment may exceed the cost of providing the service. Certain of these payments are subject to limitations under applicable law. Financial intermediaries may categorize and disclose these arrangements to their clients and to members of the public in a manner different from the disclosures in the Fund's Prospectus and this SAI. You should ask your financial intermediary for information about any payments it receives from the
Fund, the Adviser or the Distributor and any services it provides, as well as the fees and commissions it charges.

         Although brokers or dealers that sell Fund shares may also act as a broker or dealer in connection with the execution of the purchase or sale of portfolio securities by the Fund or other Oppenheimer funds, a financial intermediary's sales of shares of the Fund or such other Oppenheimer funds is not a consideration for the Adviser when choosing brokers or dealers to effect portfolio transactions for the Fund or such other Oppenheimer funds.

         Revenue sharing payments can pay for distribution-related or asset retention items including, without limitation,

o            transactional support, one-time charges for setting up access for the Fund or other Oppenheimer funds on particular trading systems, and paying the intermediary's networking fees;
o            program support, such as expenses related to including the
             Oppenheimer funds in retirement plans, college savings plans, fee-based advisory or wrap fee programs, fund "supermarkets", bank or trust company products or insurance companies' variable annuity or variable life insurance products;
o            placement on the dealer's list of offered funds and providing representatives of the Distributor with access to a financial intermediary's sales meetings, sales representatives and management representatives.

         Additionally, the Adviser or Distributor may make payments for firm support, such as business planning assistance, advertising, and educating a financial intermediary's sales personnel about the Oppenheimer funds and shareholder financial planning needs.

         For the year ended December 31, 2005, the following financial intermediaries that are broker-dealers offering shares of the Oppenheimer funds, and/or their respective affiliates, received revenue sharing or similar distribution-related payments from the Adviser or Distributor for marketing or program support:

Advantage Capital Corp./Financial Services Corp.           Advest, Inc.
Aegon USA                                                  Aetna Retirement Services, Inc.
A.G. Edwards & Sons, Inc.                                  AIG Life
Allianz Life Insurance Company                             Allmerica Financial Life Insurance and Annuity Co.
Allstate Financial Advisors                                American Enterprise Life Insurance
American General Securities, Inc.                          American General Annuity
Ameriprise Financial Services, Inc.                        American Portfolio Financial Services, Inc.
Ameritas Life Insurance Corporation                        Annuity Investors Life
Associated Securities                                      AXA Advisors
Banc One Securities Corp.                                  BNY Investment Center, Inc.
Cadaret Grant & Co. Inc.                                   Charles Schwab - Great West Life
Chase Investment Services Corp.                            CitiCorp Investment Services, Inc.
Citigroup Global Markets, Inc. (SSB)                       CitiStreet
Citizens Bank of Rhode Island                              CJM Planning Corp.
Columbus Life Insurance Company                            Commonwealth Financial Network
CUNA Brokerage Services, Inc.                              CUSO Financial Services, L.P.
Federal Kemper Life Assurance Company                      Financial Network (ING)
First Global Capital                                       GE Financial Assurance - GE Life & Annuity
Glenbrook Life and Annuity Co.                             Hartford
HD Vest                                                    HSBC Brokerage (USA) Inc.
ING Financial Advisers                                     ING Financial Partners
Jefferson Pilot Life Insurance Company                     Jefferson Pilot Securities Corp.
John Hancock Life Insurance Co.                            Kemper Investors Life Insurance Co.
Legend Equities Corp.                                      Legg Mason
Lincoln Benefit Life                                       Lincoln Financial
Lincoln Investment Planning, Inc.                          Lincoln National Life
Linsco Private Ledger                                      MassMutual Financial Group and affiliates
McDonald Investments, Inc.                                 Merrill Lynch & Co. and affiliates
MetLife and affiliates                                     Minnesota Life Insurance Company
Mony Life Insurance Co.                                    Morgan Stanley Dean Witter, Inc.
Multi-Financial (ING)                                      Mutual Service Corporation
National Planning Holdings, Inc.                           Nationwide and affiliates
NFP                                                        New York Life Securities, Inc.
Park Avenue Securities LLC                                 PFS Investments, Inc.
Prime Capital Services, Inc.                               Primevest Financial Services, Inc. (ING)
Protective Life Insurance Co.                              Prudential Investment Management Services LLC
Raymond James & Associates                                 Raymond James Financial Services
RBC Dain Rauscher Inc.                                     Royal Alliance
Securities America Inc.                                    Security Benefit Life Insurance Co.
Sentra Securities                                          Signator Investments
Sun Life Assurance Company of Canada                       SunAmerica Securities, Inc.
SunTrust Securities                                        Thrivent
Travelers Life & Annuity Co., Inc.                         UBS Financial Services Inc.
Union Central Life Insurance Company                       United Planners
Valic Financial Advisors, Inc.                             Wachovia Securities LLC
Walnut Street Securities (Met Life Network)                Waterstone Financial Group
Wells Fargo Investments, LLC

         For the year ended December 31, 2005, the following firms, which in some cases are broker-dealers, received payments from the Adviser or Distributor for administrative or other services provided (other than revenue sharing arrangements), as described above:

ABN AMRO Financial Services Inc.                           ACS HR Solutions LLC
Administrative Management Group                            ADP Broker/Dealer Inc.
Aetna Financial Services                                   Alliance Benefit Group
American Stock Transfer & Trust Co                         Ameriprise Financial Services, Inc.
Baden Retirement Plan Services LLC                         Banc One Securities Corp.
BCG Securities                                             Benefit Administration Company LLC
Benefit Administration Inc.                                Benefit Plans Administrative Services
Benetech Inc.                                              Bisys Retirement Services
Boston Financial Data Services Inc.                        Ceridian Retirement Plan Services
Charles Schwab & Co Inc.                                   Charles Schwab Trust Company
Circle Trust Company                                       Citigroup Global Markets Inc.
CitiStreet                                                 City National Bank
Columbia Funds Distributor Inc.                            CPI Qualified Plan Consultants Inc.
Daily Access.Com Inc.                                      Digital Retirement Solutions
DST Systems Inc.                                           Dyatech LLC
Edgewood/Federated Investments                             ERISA Administrative Services Inc.
Expert Plan Inc.                                           FASCorp
FBD Consulting Inc.                                        Fidelity Institutional Operations Co.
Fidelity Investments                                       First National Bank of Omaha
First Trust Corp.                                          First Trust-Datalynx
Franklin Templeton                                         Geller Group LTD
GoldK Inc.                                                 Great West Life & Annuity Ins Co.
Hartford Life Insurance Co                                 Hewitt Associates LLC
ICMA-RC Services LLC                                       Independent Plan Coordinators Inc.
ING                                                        Ingham Group
Interactive Retirement Systems                             Invesco Retirement Plans
Invesmart                                                  InWest Pension Management
John Hancock Life Insurance Co.                            JPMorgan Chase & Co
JPMorgan Chase Bank                                        July Business Services
Kaufman & Goble                                            Leggette & Company Inc.
Lincoln National Life                                      MassMutual Financial Group and affiliates
Matrix Settlement & Clearance Services                     Mellon HR Solutions
Mercer HR Services                                         Merrill Lynch & Co., Inc.
Metavante 401(k) Services                                  Metlife Securities Inc.
MFS Investment Management                                  Mid Atlantic Capital Corp.
Milliman Inc.                                              Morgan Stanley Dean Witter Inc.
National City Bank                                         National Financial Services Corp.
Nationwide Investment Service Corp.                        New York Life Investment Management
Northeast Retirement Services                              Northwest Plan Services Inc.
Pension Administration and Consulting                      PFPC Inc.
Plan Administrators Inc.                                   PlanMember Services Corporation
Princeton Retirement Group Inc.                            Principal Life Insurance Co
Programs for Benefit Plans Inc.                            Prudential Retirement Insurance & Annuity Co.
Prudential Retirement Services                             PSMI Group
Putnam Investments                                         Quads Trust Company
RSM McGladrey Retirement Resources                         SAFECO
Standard Insurance Co                                      Stanley Hunt DuPree Rhine
Stanton Group Inc.                                         State Street Bank & Trust
Strong Capital Management Inc.                             Symetra Investment Services Inc.
T Rowe Price Associates                                    Taylor Perky & Parker LLC
Texas Pension Consultants                                  The 401(K) Company
The Chicago Trust Company                                  The Retirement Plan Company LLC
The Vanguard Group                                         TruSource
Unified Fund Services Inc.                                 Union Bank & Trust Co. (Nebraska)
USI Consulting Group (CT)                                  Valic Retirement Services Co
Wachovia Bank NA                                           Web401k.com
Wells Fargo Bank NA                                        Wilmington Trust Company
WySTAR Global Retirement Solutions

                               VALUATION OF ASSETS

                  The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period, generally monthly, in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Directors.

                  The Fund's investment in Underlying Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate, pursuant to which the Fund will value its investments in Underlying Funds at fair value. The Fund's investments in Underlying Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Hedge Fund. These Underlying Funds value their underlying investments in accordance with policies established by such Underlying Funds, as described in each of their financial statements and offering memoranda. All valuations utilize financial information supplied by each Hedge Fund and are net of management and performance incentive fees or allocations payable to the
Underlying Fund Managers pursuant to the Underlying Funds' agreements. Where no value is readily available from a Hedge Fund or where a value is supplied by a
Hedge Fund is deemed not to be indicative of its value, the Hedge Fund will be valued at fair value as determined in good faith by the Board of Directors or in accordance with the procedures adopted by the Board of Directors. In accordance with the Advisory Agreement, the Adviser values the Fund's assets based on such reasonably available relevant information as it considers material. Because of the inherent uncertainty of valuation, the values of the Fund's investments may differ significantly from the values that would have been used had a ready market for the investments held by the Fund been available.

                  To the extent Underlying Fund Managers are engaged to manage the Segregated Accounts, the Fund will value portfolio securities of the
Segregated Accounts managed by the Underlying Fund Managers as described below:

                  Equity securities, puts, calls and futures traded on a U.S.
                  securities exchange or on NASDAQ are valued as follows:

              (1) if last sale information is regularly reported, they are valued at the last reported sale price on the principal
                  exchange on which they are traded or on NASDAQ, as applicable, on that day, or

              (2) if last sale information is not available on a valuation date, they are valued at the last reported sale price preceding the valuation date if it is within the spread of the closing "bid"
                  and "asked" prices on the valuation date or, if not, at the closing "bid" price on the valuation date.

                  Equity securities traded on a foreign securities exchange
                  generally are valued in one of the following ways:

              (1) at the last sale price available to the pricing service approved by the Board of Directors, or

              (2) at the last sale price obtained by the Adviser from the report of the principal exchange on which the security is traded at its last trading session on or immediately before the
                  valuation date, or

              (3) at the mean between the "bid" and "asked" prices obtained from the principal exchange on which the security is traded or, on the basis of reasonable inquiry, from two market makers in the security.

                  The following securities are valued at the mean between the
                  "bid" and "asked" prices determined by a pricing service
                  approved by the Board of Directors or obtained by the Adviser from two active market makers in the security on the basis of reasonable inquiry:

              (1) debt instruments that have a maturity of more than 397 days when issued,

              (2) debt instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days,

              (3) non-money market debt instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of 60 days or less, and

              (4) puts, calls and futures that are not traded on an exchange or on NASDAQ.

                  Money market debt securities that had a maturity of less than
                  397 days when issued that have a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of
                  premiums and accretion of discounts.

                  Securities (including restricted securities) not having
                  readily-available market quotations are valued at fair value determined under procedures established by the Board of
                  Directors. If the Adviser is unable to locate two market
                  makers willing to give quotes, a security may be priced at the mean between the "bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid"
                  price if no "asked" price is available). The Fund's interests in Underlying Funds will not have readily available market quotations and will be valued at their "fair value," as
                  determined under procedures established by the Board of
                  Directors. As described in the prospectus, with respect to its interests in Underlying Funds, the Fund will normally rely on valuation information provided by Underlying Fund Managers as being the "fair value" of such investments. The Board of
                  Directors, however, will consider such information provided by
                  Underlying Fund Managers, as well as other available
                  information, and may possibly conclude in unusual
                  circumstances that the information provided by a Hedge Fund
                  Manager does not represent the "fair value" of the Fund's
                  interests in Underlying Funds.

                  In the case of U.S. government securities, mortgage-backed securities, corporate bonds and foreign government securities, when last sale information is not generally available, the
                  Adviser may use pricing services approved by the Board of
                  Directors. The pricing service may use "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, and maturity. Other special factors may be involved
                  (such as the tax-exempt status of the interest paid by
                  municipal securities). The Adviser will monitor the accuracy of the pricing services. That monitoring may include comparing prices used for portfolio valuation to actual sales prices of selected securities.

                  The closing prices in the London foreign exchange market on a particular business day that are provided by a bank, dealer or pricing service that the Adviser has determined to be reliable are used to value foreign currency, including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

                  Ernst & Young LLP serves as the Independent Registered Public
Accounting Firm of the Fund. Its principal business address is 5 Times Square,
New York, New York 10036.

                  Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New
York 10019, acts as Fund Counsel and Independent Directors Counsel.

                                    CUSTODIAN

                  PFPC Trust Company (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. Assets of the Fund are not held by the Adviser or the Sub-Adviser or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809.

               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

                  As of June 30, 2006 the Adviser owned, beneficially and of record, approximately _____% of the Shares. The Adviser is a corporation organized under the laws of Colorado and maintains its principal office at Two
World Financial Center, 225 Liberty Street, New York, New York 10281-1008. Also
as of that date, the Sub-Adviser, an affiliate of the Adviser, owned approximately ____% of the Shares. The Adviser is indirectly wholly-owned by
MassMutual, a mutual life insurance company organized under the laws of the
Commonwealth of Massachusetts and maintains its principal office at 1295 State
Street, Springfield, Massachusetts 01111.

                  Shares held by the Adviser alone or by the Adviser and the
Sub-Adviser together constitute more than 25% of the Shares, and so the Adviser and the Sub-Adviser may be deemed to control the Fund and generally would be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote.

                  No other person owned, beneficially or of record, 5% or more of the outstanding Shares.

                            SUMMARY OF LLC AGREEMENT

                  The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix B to the prospectus.

                            LIABILITY OF SHAREHOLDERS

                  Shareholders in the Fund will be members of a limited
liability company as provided under Delaware law. Under Delaware law and the LLC
Agreement, a Member will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a Member, except that the Member may be obligated to make capital contributions to the Fund pursuant to the LLC
Agreement, to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to the Fund, whether before or after the Fund's dissolution or after the Member ceases to be a Member, such amounts as the Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member's Shares and any other amounts received by the Member from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

                                  DUTY OF CARE

                  The LLC Agreement provides that neither the Directors, the
Adviser, or the Sub-Adviser (including certain of their affiliates, among others) shall be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Directors by the Fund, but not by the Shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A
Director will not be personally liable to any Shareholder for the repayment of any investment made by a shareholder or by reason of any change in the Federal or state income tax laws applicable to the Fund or its Shareholders. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Director for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

                                POWER OF ATTORNEY

                  By purchasing Shares and by signing the LLC Agreement (which each Member will do by virtue of signing the Shareholder certification form attached to the prospectus as Appendix A), each Shareholder will appoint the
Adviser and each of the Directors his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC
Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

                  The power-of-attorney granted in the LLC Agreement is a
special power-of-attorney coupled with an interest in favor of the Adviser and each of the Directors and as such is irrevocable and continues in effect until all of such Shareholder's Shares have been withdrawn pursuant to a repurchase or redemption of the Shares or a permitted transfer to one or more eligible transferees.

                        TERM, DISSOLUTION AND LIQUIDATION

                  The Fund will be dissolved:

o                 upon the affirmative vote to dissolve the Fund by both (1) the
                  Board and (2) Shareholders holding at least two-thirds of the total number of votes eligible to be cast by all Shareholders;
o                 upon the expiration of any two-year period that commences on the date on which any Shareholder has submitted a written
                  notice to the Fund requesting the repurchase of all Shares owned by such Shareholder, in accordance with the LLC
                  Agreement, if the Fund has not repurchased the Shareholder's
                  Shares;
o        at the election of the Adviser;
o        upon the failure of Shareholders to elect successor Directors at a meeting called by the Adviser when no Director remains to continue the business of the Fund; or
o        as required by operation of law.

                  Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the affairs of the
Fund and liquidating its assets.

                  Upon the dissolution of the Fund, its assets are to be
distributed (1) first to satisfy the debts, liabilities and obligations of the
Fund, other than debts to Shareholders, including actual or anticipated liquidation expenses, (2) next to satisfy debts, liabilities and obligations owing to the Shareholders, and (3) finally to the Shareholders proportionately in accordance with their share balances. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Shareholders in facilitating an orderly liquidation.

                                     VOTING

                  Each Shareholder has the right to cast a number of votes equal to the number of shares owned at a meeting of Shareholders called by the Board or by Shareholders holding 25% or more of the total number of votes eligible to be cast. Shareholders will be entitled to vote on any matter on which
Shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Directors, approval of the Fund's agreement any investment adviser of the Fund, and approval of the
Company's auditors, and on certain other matters, to the extent that the
Investment Company Act requires a vote of Shareholders on any such matters.
Except for the exercise of their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

                             REPORTS TO SHAREHOLDERS

                  The Fund will furnish to Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such
Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will send to
Shareholders a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the
Investment Company Act. Quarterly reports from the Adviser or the Sub-Adviser regarding the Fund's operations during each fiscal quarter also will be sent to
Shareholders.

                                   FISCAL YEAR

                  For accounting purposes, the Fund's fiscal year is the
12-month period ending on March 31. For tax purposes, the Fund intends to adopt the 12-month period ending March 31 of each year will be the taxable year of the
Fund as its taxable year. However, in certain circumstances the Fund may be required to adopt a taxable year ending on another date.

                       FUND ADVERTISING AND SALES MATERIAL

                  Advertisements and sales literature relating to the Fund and reports to Shareholders may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses and the Incentive Fee. Other methods may also be used to portray the Fund's investment performance.

                  The Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

                  Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and indices, including but not limited to the
CSFB/Tremont Hedge Fund Index, an index prepared in part by Tremont Advisers,
Inc., an affiliate of the Adviser and the Sub-Adviser. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

               NO LETTER OF INTENT; LIMITED RIGHT OF ACCUMULATION

                  Under a Right of Accumulation in determining the applicable load, the amount of each additional investment in the Fund by a Shareholder will be aggregated with the amount of the Shareholder's initial investment and any other additional investments in the Fund (net of the value of all Shares held by the Shareholder repurchased by the Fund). However, for purposes of determining the sales load for your investments in the Fund the right of accumulation privileges do not apply to investments in other funds managed by
OppenheimerFunds, Inc. or its affiliates. The Fund no longer offers Letters of
Intent.

                              FINANCIAL STATEMENTS

                  The Fund's audited financial statements for the year ended
March 31, 2006 immediately follow.

                                   APPENDIX A

----------------------------------------------------------------------------------------------------------------------
                               Sales Load Waivers
----------------------------------------------------------------------------------------------------------------------

In certain cases, the initial sales load that applies to purchases of Shares may be waived in recognition of the realization of the economies of sales efforts by
OppenheimerFunds Distributor, Inc., ("OFDI"), or by dealers or other financial institutions that offer Shares to certain classes of investors.

For the purposes of some of the waivers described below and as described in the prospectus, the term "Retirement Plan" refers to the following types of plans:

(1) plans qualified under Sections 401(a) or 401(k) of the Internal Revenue
Code, (2) non-qualified deferred compensation plans, (3) employee benefit plans(1) (4) Group Retirement Plans(2) (5) 403(b)(7) custodial plan accounts (6)
Individual Retirement Accounts ("IRAs"), including traditional IRAs, Roth IRAs,
SEP-IRAs, SARSEPs or SIMPLE plans

The interpretation of these provisions as to the applicability of a waiver in a particular case is in the sole discretion of OFDI. These waivers may be amended or terminated at any time by the Fund, OFDI, and/or OppenheimerFunds, Inc. (the
"Adviser").
Waivers must be requested by the investor and/or the investor's broker or dealer at the time of purchase.

--------------
1.   An "employee benefit plan" means any plan or arrangement, whether or not it is "qualified" under the Internal Revenue Code, under which Shares are purchased by a fiduciary or other administrator for the account of participants who are employees of a single employer or of affiliated employers. These may include, for example, medical savings accounts, payroll deduction plans or similar plans. The fund accounts must be registered in the name of the fiduciary or administrator purchasing the shares for the benefit of participants in the plan.

     2. The term "Group  Retirement  Plan" means any qualified or  non-qualified retirement plan for employees of a corporation or sole  proprietorship,  members and  employees of a  partnership  or  association  or other  organized  group of persons (the members of which may include other  groups),  if the group has made special arrangements with OFDI and all members of the group participating in (or who are eligible to participate in) the plan to purchase Shares through a single investment  dealer,  broker or other  financial  institution  designated  by the group. Such plans include 457 plans, SEP-IRAs,  SARSEPs, SIMPLE plans and 403(b)
plans other than plans for public school  employees.  The term "Group Retirement
Plan"  also  includes  qualified  retirement  plans and  non-qualified  deferred compensation  plans and IRAs that purchase  Shares  through a single  investment dealer, broker or other financial institution that has made special arrangements with OFDI enabling those plans to purchase Shares.

-------------------------------------------------------------------------------------------------------------------
                              Waivers of Sales Load
-------------------------------------------------------------------------------------------------------------------

A. Waivers of Sales Load for Certain Purchasers.

Shares purchased by the following investors are not subject to any sales load
(and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|      The Adviser or its affiliates.
|_|           Present or former officers, directors, trustees and employees (and their "immediate families") of the Fund, the Adviser and its affiliates, and retirement plans established by them for their employees. The term "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews;
              relatives by virtue of a remarriage (step-children, step-parents, etc.) are included.
|_|           Registered management investment companies, or separate accounts of insurance companies having an agreement with the Adviser or
              OFDI for that purpose.
|_|           Dealers or brokers that have a sales agreement with OFDI, if they purchase Shares for their own accounts or for retirement plans for their employees.
|_|           Employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers
              (and which are identified as such to OFDI) or with OFDI. The purchaser must certify to OFDI at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children).
|_|           Dealers, brokers, banks or registered investment advisers that have entered into an agreement with OFDI providing specifically for the use of Shares in particular investment products made available to their clients. Those clients may be charged a transaction fee by their dealer, broker, bank or adviser for the purchase or sale of Shares.
|_|           Investment advisers and financial planners who have entered into an agreement for this purpose with OFDI and who charge an
              advisory, consulting or other fee for their services and buy
              Shares for their own accounts or the accounts of their clients.
|_|           "Rabbi trusts" that buy Shares for their own accounts, if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with OFDI for those purchases.
|_|           Clients of investment advisers or financial planners (who have entered into an agreement for this purpose with OFDI) who buy
              Shares for their own accounts may also purchase Shares without a sales load but only if their accounts are linked to a master account of their investment adviser or financial planner on the books and records of the broker, agent or financial intermediary with which OFDI has made such special arrangements. Each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing Shares.
|_|           Directors, trustees, officers or full-time employees of OpCap
              Advisers or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns
              Shares for those persons.
|_|           Accounts for which Oppenheimer Capital (or its successor) is the investment adviser (OFDI must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_| A unit investment trust that has entered into an appropriate agreement with
    OFDI.
|_|           Dealers, brokers, banks, or registered investment advisers that have entered into an agreement with OFDI to sell Shares to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.
|_|           Retirement Plans and deferred compensation plans and trusts used to fund those plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the
              Internal Revenue Code), in each case if those purchases are made through a broker, agent or other financial intermediary that has made special arrangements with OFDI for those purchases.

B. Waivers of Sales Load in Certain Transactions.

Shares issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|           Shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party.
|_|           Shares purchased by the reinvestment of distributions reinvested from the Fund or other Oppenheimer funds (other than Oppenheimer
              Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor.
|_|           Shares purchased with the proceeds of maturing principal units of any Qualified Unit Investment Liquid Trust Series.
|_|           Shares purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which the Adviser or an affiliate acts as sponsor.

PX0371.1205

---------------------
(1) Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment Segregated Accounts or
Underlying Funds as offsetting positions for purposes of the straddle rules.

(2) Under recently enacted legislation, this rate is reduced in stages until calendar year 2006 when the maximum rate will be 35%. However, this legislation contains a "sunset" provision that will result in the top rate being restored to
39.6% in 2011.
(3) The maximum individual long-term capital gains tax rate is 18% for certain property purchased after December 31, 2000 and held for more than five years.
(4) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

(5) The Fund will not generally be in a position to furnish to Shareholders information regarding the securities positions of its Underlying Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Underlying Funds, should be treated as offsetting positions for purposes of the straddle rules.

(6) However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement between two Federal Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt
(under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Shareholders that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.
(7) Under recently enacted legislation, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.
(8) With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.
(9) Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.
(10) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.
(11) Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I)
of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax adviser in this regard.
(12) New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

                   OPPENHEIMER TREMONT MARKET NEUTRAL FUND LLC

                                FORM N-2 - PART C

                                OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

1. Financial Statements: To be filed by Amendment.

       Part A:  Financial Highlights: To be filed by Amendment.

       Part  B:  Report  of  Independent  Auditors,  Statement  of  Assets  and
Liabilities,  Notes  to  Financial Statements:  To be filed by Amendment.

2. Exhibits:

       (a) (i) Certificate of Formation of the Registrant: Previously filed with
Registrant's Initial Registration Statement, 10/17/01, and incorporated herein by reference.

              (ii) Limited Liability Company Agreement of the Registrant:
Previously filed with the Registrant's Post-Effective Amendment No. 14, 4/22/05,
and incorporated herein by reference.

       (b) Not applicable.

       (c) Not applicable.

       (d) Not applicable.

       (e) Not applicable.

       (f) Not applicable.

       (g) (i) Amended and Reinstated Investment Advisory Agreement dated
6/9/05: Previously filed with Registrant's Pre-Effective Amendment No. 1,
7/28/05, and incorporated herein by reference.

              (ii) Investment Sub-Advisory Agreement: Previously filed with
Registrant's Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

       (h) (i) Distributor's Agreement: Previously filed with Registrant's
Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

              (ii) Form of Selling Agreement between OppenheimerFunds
Distributor, Inc. and selected dealers: Previously filed with Registrant's
Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

       (i) Not applicable.
       (j) Custodian Services Agreement: Previously filed with Registrant's
Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

       (k) (i) Escrow Agreement: Previously filed with Registrant's
Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

              (ii) Administration Agreement: Previously filed with Registrant's
Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

              (iii) Form of Investor Servicing Agreement: Previously filed with
Registrant's Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

              (iv) Fund and Investor Accounting Services Agreement: Previously
filed with Registrant's Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

       (l) (i) Opinion and Consent of Schulte Roth & Zabel LLP: Previously filed with Registrant's Pre-Effective Amendment No. 2, 12/19/01, and incorporated herein by reference.

              (ii) Opinion of Mayer, Brown, Rowe & Maw LLP: Previously filed with Registrant's Pre-Effective Amendment No. 2, 7/29/05, and incorporated by reference.

       (m) Not applicable.

       (n) (i) Opinion and Consent of Schulte Roth & Zabel LLP on tax matters:
Previously filed with Registrant's Pre-Effective Amendment No. 2, 12/19/01, and
incorporated herein by reference.

              (ii) Opinion of Shearman & Sterling: Previously filed with
Registrant's Pre-Effective Amendment No. 1, 7/28/05, and incorporated herein by reference.

              (iii) Consent of Ernst & Young as Independent Registered Public
Accounting Firm: to be filed by Amendment.

       (o) Not applicable.

       (p) Agreement Regarding Provision of Initial Capital: Previously filed with Registrant's Pre-Effective Amendment No. 1, 12/7/01, and incorporated herein by reference.

       (q) Not applicable.

       (r) (i) Amended and Restated Code of Ethics of the Oppenheimer Funds
dated March 31, 2006 under Rule 17j-1 of the Investment Company Act of 1940:
Previously filed with Post-Effective Amendment No. 13 to the Registration
Statement of Oppenheimer MidCap Fund (Reg. No. 333-31533), (4/7/06), and
incorporated herein by reference.\

              (ii) Code of Ethics of Tremont Partners, Inc. dated February 1,
2005 under Rule 17j-1 of the Investment Company Act of 1940: Previously filed with Registrant's Pre-Effective Amendment No. 1, 7/28/05, and incorporated herein by reference.

(s)      (i) Powers of Attorney for John Murphy and Brian Wixted dated December
         15, 2005: Previously filed with Post-Effective Amendment No. 16 to the
         Registration Statement of Oppenheimer Enterprise Fund (Reg. No.
         33-58343), (12/21/05), and incorporated herein by reference.

(i)      Power of Attorney for all Trustees/Directors (except Mr. Wruble) dated
         September 27, 2005: Previously filed with Post-Effective Amendment No.
         2 to the Registration Statement of Oppenheimer Limited Term California
         Fund (Reg. No. 333-111230), (9/29/05), and incorporated herein by reference.

(ii)     Power of Attorney for Mr. Brian Wruble dated October 18, 2005:
         Previously filed with Post-Effective Amendment No. 49 to the
         Registration Statement of Oppenheimer Capital Appreciation Fund (Reg.
         No. 2-69719), (10/20/05), and incorporated herein by reference.

Item 26.  Marketing Arrangements

       Not applicable.

Item 27.  Other Expenses of Issuance and Distribution

       Registration fees              N/A
       Legal fees                     N/A
       NASD fees                      N/A
       Blue Sky fees                  N/A
       Accounting fees                N/A
       Printing                       N/A
       Miscellaneous                  N/A

              Total                   N/A

Item 28.  Persons Controlled by or Under Common Control with the Registrant

       None.

Item 29.  Number of Holders of Securities

       As of June 30, 2006, the number of record holders of each class of securities of the registrant, is shown below:

                                    (1) (2) Title of Class Number of
                                            Recordholders

           Limited liability company interests                         359

Item 30.  Indemnification

       Reference is made in the provisions of Section 3.7 of Registrant's limited liability company agreement filed as Appendix C to the prospectus contained in this Registration Statement, and incorporated herein by reference.

       Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to Managers, officers and controlling persons of
Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of
Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of the Investment Adviser

(a) OppenheimerFunds, Inc. is the investment adviser of the Registrant; it and certain subsidiaries and affiliates act in the same capacity to other investment companies, including without limitation those described in Parts A and B hereof and listed in Item 26(b) below.

(b) There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each officer and director of OppenheimerFunds, Inc. is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

---------------------------------------- ----------------------------------------------------------------------------
Name and Current Position with
OppenheimerFunds, Inc.                   Other Business and Connections During the Past Two Years
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Timothy L. Abbuhl,                       Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Emeline S. Adwers,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Agan,                             Senior  Vice  President  of  Shareholder   Financial  Services,   Inc.  and
Senior Vice President                    Shareholders   Services,   Inc.;   Vice   President   of   OppenheimerFunds
                                         Distributor,  Inc., Centennial Asset Management Corporation and OFI Private
                                         Investments, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Carl Algermissen,                        Formerly  Associate Counsel & Legal Compliance Officer at Great West-Life &
Vice President & Associate Counsel       Annuity Insurance Co. (February 2004-October 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Amato,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Erik Anderson,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Tracey Beck Apostolopoulos,              None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Janette Aprilante,                       Secretary   (since   December  2001)  of:   Centennial   Asset   Management
Vice President & Secretary               Corporation,   OppenheimerFunds   Distributor,   Inc.,   HarbourView  Asset
                                         Management   Corporation   (since  June  2003),   Oppenheimer   Real  Asset
                                         Management,   Inc.,  Shareholder  Financial  Services,   Inc.,  Shareholder
                                         Services,  Inc., Trinity Investment  Management  Corporation (since January
                                         2005),  OppenheimerFunds  Legacy  Program,  OFI Private  Investments,  Inc.
                                         (since June 2003) and OFI Institutional Asset Management,  Inc. (since June
                                         2003). Assistant Secretary of OFI Trust Company (since December 2001).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Hany S. Ayad,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Baker,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James F. Bailey,                         Senior Vice President of  Shareholder  Services,  Inc.  (since March 2006).
Senior Vice President                    Formerly  Vice  President at T. Row Price Group  (September  2000 - January
                                         2006).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Baldwin,                         President  and  Director  of  Shareholder  Financial  Services,   Inc.  and
Executive Vice President                 Shareholder  Services,  Inc.  Formerly  Managing  Director at Deutsche Bank
                                         (March 2001 - March 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Michael Banta,                      None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joanne Bardell,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Adam Bass,                               None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kevin Baum,                              None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jeff Baumgartner,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Marc Baylin,                             Formerly Portfolio Manager at J.P. Morgan (June 2002-August 2005.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Todd Becerra,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lalit K. Behal                           Assistant Secretary of HarbourView Asset Management Corporation.
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kathleen Beichert,                       Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gerald B. Bellamy,                       Assistant Vice President (Sales Manager of the  International  Division) of
Assistant Vice President                 OFI Institutional Asset Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Erik S. Berg,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Bertucci,                         None
Assistant Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rajeev Bhaman,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Craig Billings,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mark Binning,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert J. Bishop,                        Treasurer (since October 2003) of  OppenheimerFunds  Distributor,  Inc. and
Vice President                           Centennial Asset Management Corporation.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Beth Bleimehl,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John R. Blomfield,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa I. Bloomberg,                       Formerly First Vice President & Associate  General Counsel of UBS Financial
Vice President & Associate Counsel       Services Inc. (May 1999-May 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Veronika Boesch,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Chad Boll,                               None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Antulio N. Bomfim,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John C. Bonnell,                         Vice  President of  Centennial  Asset  Management  Corporation.  Formerly a
Vice President                           Portfolio Manager at Strong Financial Corporation (May 1999-May 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michelle Borre Massick,                  None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lori E. Bostrom,                         Formerly Vice  President & Corporate  Counsel at Prudential  Financial Inc.
Vice President & Senior Counsel          (October 2002 - November 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa Bourgeois,                          Assistant Vice President of Shareholder Services, Inc.
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Boydell,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Bromberg,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joan Brunelle,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kristine Bryan-Levin,                    Formerly Senior Vice President at Brown Brothers Harriman  (November 2002 -
Vice President                           May 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Stephanie Bullington,                    Formerly Fund  Accounting  Manager at Madison  Capital  Management  Company
Assistant Vice President                 (July 2005 - October 2005 and Fund Accounting  Officer at Butterfield  Fund
                                         Services (Bermuda) Limited (a wholly
                                         owned subsidiary of the Bank of NT
                                         Butterfield & Sons) (September 2003 -
                                         June 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Paul Burke,                              None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mark Burns,                              None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Geoffrey Caan,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Patrick Campbell,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Catherine Carroll,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Debra Casey,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Maria Castro,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa Chaffee,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Charles Chibnik,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Patrick Sheng Chu,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brett Clark,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
H.C. Digby Clements,                     None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Peter V. Cocuzza,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gerald James Concepcion,                 Formerly   (until   November   2004)   an  RIA   Marketing   Associate   of
Assistant Vice President                 OppenheimerFunds, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Corbett,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Susan Cornwell,                          Senior  Vice  President  of  Shareholder   Financial  Services,   Inc.  and
Senior Vice President                    Shareholder   Services,    Inc.;   Vice   President   of   OppenheimerFunds
                                         Distributor,    Inc.,   Centennial   Asset   Management   Corporation   and
                        OppenheimerFunds Legacy Program.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Cheryl Corrigan,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Belinda J. Cosper,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Scott Cottier,                           None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Laura Coulston,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
George Curry,                            Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Julie C. Cusker,                         None
Assistant Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kevin Dachille, Formerly Fixed Income Director at National Railroad Retirement
Investment Vice President Trust (May 2003 - May 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Damian,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Richard Demarco,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Craig P. Dinsell,                        None
Executive Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Randall C. Dishmon,                      None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gavin Dobson,                            Formerly President at Britannic Asset Management  International  (September
Vice President                           2001 - May 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rebecca K. Dolan,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Steven D. Dombrower,                     Senior Vice President of OFI Private  Investments,  Inc.; Vice President of
Vice President                           OppenheimerFunds Distributor, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas Doyle,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Bruce C. Dunbar,                         None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian Dvorak,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Richard Edmiston,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
A. Taylor Edwards,                       Formerly Associate at Dechert LLP (September 2000 - December 2005).
Assistant Vice President & Assistant
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Venkat Eleswarapu,                       Formerly  Associate  Professor  of Finance at Texas Tech  University  (July
Vice President                           2005 - December  2005) and  Assistant  Professor  of  Finance  at  Southern
                                         Methodist University (January 1999 - May 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Daniel R. Engstrom,                      None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James Robert Erven                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
George R. Evans,                         None
Senior Vice President & Director of
International Equities
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Edward N. Everett,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kathy Faber,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Falicia,                           Assistant  Secretary  (as of July  2004) of  HarbourView  Asset  Management
Assistant Vice President                 Corporation.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Matthew Farkas,                          Formerly Associate at Epstein Becker & Grenn, P.C.  (September 2000 - March
Assistant Vice President and Assistant   2006).
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kristie Feinberg,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Emmanuel Ferreira,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Ronald H. Fielding,                      Vice  President  of  OppenheimerFunds  Distributor,  Inc.;  Director of ICI
Senior Vice President;                   Mutual Insurance Company;  Governor of St. John's College;  Chairman of the
Chairman of the Rochester Division       Board of  Directors  of  International  Museum  of  Photography  at  George
                                         Eastman House.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Bradley G. Finkle,                       Vice  President of  OppenheimerFunds  Distributor,  Inc.  Formerly  Head of
Vice President                           Business Management/Proprietary  Distribution at Citigroup Asset Management
                          (August 1986-September 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John E. Forrest,                         Senior Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Foxhoven,                          Assistant Vice President of OppenheimerFunds Legacy Program.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Colleen M. Franca,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Barbara Fraser,                          Formerly Attorney in Private Practice (April 2000 - November 2005).
Vice President & Associate Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas Frengillo,                        Formerly  Continuous  Improvement  Manager at RR Donnelley & Sons (February
Assistant Vice President                 1988 - June 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dominic Freud,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dan Gagliardo,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Hazem Gamal,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Seth Gelman,                             Formerly an Associate in the Asset  Management  Legal Department at Goldman
Vice President                           Sachs & Co. (February 2003 - August 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Timothy Gerlach,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Subrata Ghose,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Charles W. Gilbert,                      None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kurt Gibson,                             Formerly Manager at Barclays Capital (January 2002 - April 2006).
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Phillip S. Gillespie,                    Formerly First Vice President of Merrill Lynch Investment  Management (2001
Senior Vice President & Deputy General   to September 2004).
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Alan C. Gilston,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jacqueline Girvin-Harkins,               None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jill E. Glazerman,                       None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Benjamin J. Gord,                        Vice  President of  HarbourView  Asset  Management  Corporation  and of OFI
Vice President                           Institutional Asset Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Leyla Greengard,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert B. Grill,                         None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Carol Guttzeit,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Haley,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Marilyn Hall,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kelly Haney,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Steve Hauenstein,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert W. Hawkins,                       Formerly an  Associate  at Shearman  and  Sterling  LLP (July 2004 - August
Assistant Vice President & Assistant     2005) and Dechert LLP (September 2000 -June 2004).
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas B. Hayes,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jennifer Heathwood,                      None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Heidi Heikenfeld,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Annika Helgerson,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Edward Henderson,                        Formerly  Director of Corporate  Purchasing and Risk  Management at StarTek
Assistant Vice President                 Inc. (January 2003 - May 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Daniel Hermann,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dennis Hess,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joseph Higgins,                          Vice President of OFI Institutional Asset Management, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dorothy F. Hirshman,                     None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Daniel Hoelscher,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian Hourihan,                          Assistant  Secretary of OFI  Institutional  Asset  Management,  Inc. (since
Vice President & Associate Counsel       April 2006).  Formerly Vice President and Senior  Counsel at  Massachusetts
                                         Financial Service Company (June 2004 - March 2006).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Edward Hrybenko,                         Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Scott T. Huebl,                          Assistant Vice President of OppenheimerFunds Legacy Program.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Margaret Hui,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dana Hunter,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Huttlin,                            Senior Vice  President  (Director  of the  International  Division)  (since
Vice President                           January 2004) of OFI Institutional Asset Management,  Inc.; Director (since
                                         June 2003) of OppenheimerFunds (Asia)
Limited.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James G. Hyland,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kelly Bridget Ireland,                   Vice President (since January 2004) of OppenheimerFunds Distributor Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kathleen T. Ives,                        Vice  President and Assistant  Secretary of  OppenheimerFunds  Distributor,
Vice President, Senior Counsel &         Inc. and  Shareholder  Services,  Inc.;  Assistant  Secretary of Centennial
Assistant Secretary                      Asset   Management   Corporation,   OppenheimerFunds   Legacy  Program  and
                      Shareholder Financial Services, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
William Jaume,                           Senior Vice President of HarbourView  Asset Management  Corporation and OFI
Vice President                           Institutional Asset Management, Inc.; Director of OFI Trust Company.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Frank V. Jennings,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Jennings,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Michael Johnson,                    None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa Kadehjian,                          Formerly  Vice  President,  Compensation  Manager  at The  Bank of New York
Assistant Vice President                 (November 1996-November 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Charles Kandilis,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rezo Kanovich,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas W. Keffer,                        None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Keogh,                           Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Kiernan,                            Formerly  Vice  President and Senior  Compliance  Officer,  Guardian  Trust
Assistant Vice President & Marketing     Company,  FSB at The  Guardian  Life  Insurance  Company of America  (since
Compliance Manager                       February 1998 - November 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Martin S. Korn,                          Formerly a Senior Vice President at Bank of America  (Wealth and Investment
Senior Vice President                    Management Technology Group) (March 2002-August 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dimitrios Kourkoulakos,                  None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian Kramer,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Paul Kunz,                               None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gloria LaFond,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa Lamentino,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Tracey Lange,                            Vice  President  of  OppenheimerFunds  Distributor,  Inc.  and OFI  Private
Vice President                           Investments, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jeffrey P. Lagarce,                      President & Chief Marketing Officer of OFI Institutional  Asset Management,
Senior Vice President                    Inc.  as  of  January  2005.  Formerly  Executive  Vice  President-Head  of
                                         Fidelity  Tax-Exempt  Services  Business  at Fidelity  Investments  (August
                                         1996-January 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Latino,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kristina Lawrence,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gayle Leavitt,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Christopher M. Leavy,                    None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kevin Lee,                               Formerly Vice  President at Delaware  Investments  (October 2000 - February
Vice President                           2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Randy Legg,                              None
Vice President & Assistant Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Laura Leitzinger,                        Senior  Vice  President  of  Shareholder  Services,  Inc.  and  Shareholder
Senior Vice President                    Financial Services, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Justin Leverenz,                         Formerly,  a  research/technology  analyst at Goldman  Sachs,  Taiwan  (May
Vice President                           2002-May 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael S. Levine,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian Levitt,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gang Li,                                 None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Shanquan Li,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Julie A. Libby,                          Senior Vice President of OFI Private  Investment,  Inc. Formerly  Executive
Senior Vice President                    Vice President & Chief  Operating  Officer at Fred Alger  Management,  Inc.
                                         (July 1996 - February 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Daniel Lifshey,                          Formerly a  Marketing  Manager at PIMCO  Advisors  (January  2002-September
Assistant Vice President                 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mitchell J. Lindauer,                    None
Vice President & Assistant General
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Bill Linden,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Malissa B. Lischin,                      Assistant Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David P. Lolli,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Daniel G. Loughran                       None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Patricia Lovett,                         Vice  President of  Shareholder  Financial  Services,  Inc. and Senior Vice
Vice President                           President of Shareholder Services, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Misha Lozovik, Formerly Senior Director at Clinical Development Capital LLC/Care
Capital Vice President LLC (August 2002 - October 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Steven Lucaccini, Formerly Director and High Yield Analyst at UBS Global Asset
Management Assistant Vice President (November 2001 - April 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Dongyan Ma,                              None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Steve Macchia,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mark H. Madden,                          Formerly  Senior Vice  President & Senior  Portfolio  Manager  with Pioneer
Vice President                           Investments, Inc. (July 1990 - July 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jerry Mandzij,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Angelo G. Manioudakis                    Senior Vice President of HarbourView  Asset  Management  Corporation and of
Senior Vice President                    OFI Institutional Asset Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Susan Mattisinko,                        Assistant   Secretary   of   Centennial   Asset   Management   Corporation,
Vice President & Associate Counsel       HarbourView Asset Management  Corporation,  Trinity  Investment  Management
                                         Corporation,  OppenheimerFunds  Legacy  Program,  OFI Private  Investments,
                                         Inc., OFI Institutional  Asset Management,  Inc. and Oppenheimer Real Asset
                                         Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Carolyn Maxson,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
William T. Mazzafro,                     Formerly  self-employed as a consultant securities (January 2004 - December
Assistant Vice President                 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Trudi McKenna,                           Formerly Leadership  Development Supervisor at JetBlue Airways (July 2003 -
Assistant Vice President                 October 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jay Mewhirter,                           Formerly Director of Application  Development at AMVESCAP (September 1999 -
Vice President                           March 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Elizabeth McCormack,                     Vice  President and Assistant  Secretary of  HarbourView  Asset  Management
Vice President                           Corporation.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joseph McDonnell,                        Formerly Senior Vice President at Lehman Bros. (April 1995 - March 2006).
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joseph McGovern,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Charles L. McKenzie,                     Chairman of the Board,  Director,  Chief Executive Officer and President of
Senior Vice President                    OFI Trust Company;  Chairman,  Chief Executive  Officer,  Chief  Investment
                                         Officer and Director of OFI
                                         Institutional Asset Management, Inc.;
                                         Chief Executive Officer, President,
                                         Senior Managing Director and Director
                                         of HarbourView Asset Management
                                         Corporation; Chairman, President;
                                         Director of Trinity Investment
                                         Management Corporation and Vice
                                         President of Oppenheimer Real Asset
                                         Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Medev,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lucienne Mercogliano,                    None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Andrew J. Mika,                          None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jan Miller,                              Formerly a Supervisor at Janus (May 2004-October 2004).
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rejeev Mohammed,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Nikolaos D. Monoyios,                    None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jill Mulachy,                            None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John V. Murphy,                          President  and  Management  Director  of  Oppenheimer   Acquisition  Corp.;
Chairman, President, Chief               President  and  Director  of  Oppenheimer  Real  Asset  Management,   Inc.;
Executive Officer & Director             Chairman  and  Director  of  Shareholder  Services,  Inc.  and  Shareholder
                                         Financial   Services,   Inc.;   Director  of  Centennial  Asset  Management
                                         Corporation,  OppenheimerFunds  Distributor,  Inc., OFI Institutional Asset
                                         Management,  Inc.,  Trinity  Investment  Management  Corporation,   Tremont
                                         Capital Management,  Inc., HarbourView Asset Management Corporation and OFI
                                         Private  Investments,  Inc.;  Executive  Vice  President  of  Massachusetts
                                         Mutual Life Insurance Company;  Director of DLB Acquisition Corporation;  a
                                         member of the Investment Company Institute's Board of Governors.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Meaghan Murphy, Formerly Marketing Professional, RFP Writer at JP Morgan Fleming
Asset Assistant Vice President Management (May 2002 - October 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Suzanne Murphy,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas J. Murray,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kenneth Nadler,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Paul Newman,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Richard Nichols,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
William Norman,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James B. O'Connell,                      Formerly a Senior Designer Manager of OppenheimerFunds,  Inc. (April 2002 -
Assistant Vice President                 December 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Matthew O'Donnell,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Tony Oh,                                 Formerly  Director of SEC Reporting at Teletech Holdings (July 2004 - April
Assistant Vice President                 2005. Audit Manager at Deloitte & Touche (January 1997 - June 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John O'Hare,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John J. Okray,                           Formerly Vice President,  Head of Trust Operations at Lehman Brothers (June
Vice President                           2004-October  2004)  prior  to which he was an  Assistant  Vice  President,
                                         Director of Trust Services at Cambridge  Trust Company  (October  2002-June
                                         2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lerae A. Palumbo,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Anthony Parish,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kathleen Patton,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David P. Pellegrino,                     None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Allison C. Pells,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert H. Pemble,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lori L. Penna,                           Formerly  an  RFP   Manager/Associate   at  JPMorgan   Chase  &  Co.  (June
Vice President                           2001-September 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian Petersen,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Marmeline Petion-Midy, Formerly a Senior Financial Analyst with General Motors,
NY Treasurer's Assistant Vice President Office (July 2000-Augut 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Pfeffer,                           Senior Vice President of HarbourView  Asset  Management  Corporation  since
Senior Vice President & Chief            February 2004.
Financial Officer
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Sanjeev Phansalkar,                      Formerly  Consultant at The  Solomon-Page  Group  (October 2004 - September
Assistant Vice President                 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James F. Phillips,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Scott Phillips,                          Formerly  Vice  President  at Merrill  Lynch  Investment  Management  (June
Vice President                           2000-July 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gary Pilc,                               None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John Piper,                              Assistant Vice President of Shareholder Services, Inc.
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jeaneen Pisarra,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Nicolas Pisciotti,                       Formerly Assistant Vice President at ING (April 2002 - May 2005).
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jason Pizzorusso,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Poiesz,                            Formerly a Senior  Portfolio  Manager at Merrill  Lynch  (October  2002-May
Senior Vice President, Head of Growth    2004).
Equity Investments
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Sergei Polevikov,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Semyon Polyak,                           Formerly Vice  President and  Co-Portfolio  Manager at Pioneer  Investments
Vice President                           (June 1998 - August 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jeffrey Portnoy,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Preuss,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Ellen Puckett,                           Formerly  Sennior  Program  Manager  at  Dendant   Telecommunications  (May
Assistant Vice President                 2002-September 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jane C. Putnam,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Paul Quarles,                            Formerly a Principal at AIM Management Group,  Inc.  (October  1997-October
Assistant Vice President                 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael E. Quinn,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Julie S. Radtke,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Norma J. Rapini,                         None
Assistant Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Corry E. Read,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Marc Reinganum,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jill Reiter,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Eric Rhodes,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Eric Richter,                            Vice  President  of  HarbourView  Asset  Management  Corporation.  Formerly
Vice President                           Investment  Officer at Alaska  Permanent  Fund  Corporation  (April  2005 -
                                         February  2006);  Vice  President at Loomis Sayles & Co. (July 1997 - April
                                         2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Claire Ring,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Grace Roberts,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David Robertson,                         Senior Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert Robis,                            Formerly a  Proprietary  Trader at J.P.  Morgan  Chase & Co. (May  2004-May
Assistant Vice President                 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Antoinette Rodriguez,                    None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Stacey Roode,                            None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jeffrey S. Rosen,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Stacy Roth,                              None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
James H. Ruff,                           President & Director of OppenheimerFunds  Distributor,  Inc. and Centennial
Executive Vice President                 Asset  Management  Corporation;  Executive  Vice  President  of OFI Private
                                         Investments, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Adrienne Ruffle,                         Formerly  an  Associate  with  Sidley  Austin  Brown & Wood LLP  (September
Assistant Vice President & Assistant     2002-February 2005).
Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kim Russomanno,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Gerald Rutledge,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Julie Anne Ryan,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Timothy Ryan, Formerly a research analyst in the large equities group at Credit
Suisse Vice President Asset Management (August 2001-June 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rohit Sah,                               None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Valerie Sanders,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Karen Sandler,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rudi W. Schadt,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Ellen P. Schoenfeld,                     None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Scott A. Schwegel,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Allan P. Sedmak                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jennifer L. Sexton,                      Senior Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Asutosh Shah,                            Formerly Vice  President at Merrill  Lynch  Investment  Managers  (February
Vice President                           2002 - February 2006).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kamal Shah, Formerly Senior Vice President Chief Technology Officer at Tremont
Capital Vice President Management (March 1998 - July 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Nava Sharma,                             None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Satvinder Singh,                         None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas Siomades,                         Formerly  Vice  President,  Portfolio  Management  at  Curian  Capital  LLC
Vice President                           (December 2002 - September 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
David C. Sitgreaves,                     None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Edward James Sivigny                     None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Enrique H. Smith,                        None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Louis Sortino,                           None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Keith J. Spencer,                        None
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Marco Antonio Spinar,                    None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Richard A. Stein,                        None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Arthur P. Steinmetz,                     Senior Vice President of HarbourView Asset Management Corporation.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jennifer Stevens,                        None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
John P. Stoma,                           Senior Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Amy Sullivan,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Deborah A. Sullivan,                     Secretary of OFI Trust Company.
Vice President & Assistant Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Michael Sussman,                         Vice President of OppenheimerFunds Distributor, Inc.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Thomas Swaney,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian C. Szilagyi,                       Director of Financial  Reporting and  Compliance at First Data  Corporation
Assistant Vice President                 (April 2003-June 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Matthew Tartaglia,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Martin Telles,                           Senior Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Vincent Toner,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Melinda Trujillo,                        Formerly Senior Manager at CoBank, ACB (January 2004 - April 2006).
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Leonid Tsvayg,                           None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Keith Tucker,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Cameron Ullyat,                          None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Angela Uttaro,                           None
Assistant Vice President: Rochester
Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mark S. Vandehey,                        Vice   President   and  Chief   Compliance   Officer  of   OppenheimerFunds
Senior Vice President & Chief            Distributor,  Inc., Centennial Asset Management Corporation and Shareholder
Compliance Officer                       Services,  Inc.; Chief Compliance  Officer of HarbourView  Asset Management
                                         Corporation,  Real Asset Management,  Inc., Shareholder Financial Services,
                                         Inc., Trinity Investment Management  Corporation,  OppenheimerFunds  Legacy
                                         Program,  OFI  Private  Investments  Inc.  and OFI  Trust  Company  and OFI
                      Institutional Asset Management, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Maureen Van Norstrand,                   None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Nancy Vann,                              Formerly  Assistant  General Counsel at Reserve  Management  Company,  Inc.
Vice President & Assistant Counsel       (April to December 2004).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Rene Vecka,                              None
Assistant Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Vincent Vermette,                        Assistant Vice President of OppenheimerFunds Distributor, Inc.
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Elaine Villas-Obusan,                    None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Phillip F. Vottiero,                     None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lisa Walsh,                              None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Jerry A. Webman,                         Senior Vice President of HarbourView Asset Management Corporation.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Christopher D. Weiler,                   None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Adam Weiner,                             None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Barry D. Weiss,                          Vice  President  of  HarbourView   Asset  Management   Corporation  and  of
Vice President                           Centennial Asset Management Corporation.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Melissa Lynn Weiss,                      None
Vice President & Associate Counsel
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Christine Wells,                         None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Joseph J. Welsh,                         Vice President of HarbourView Asset Management Corporation.
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Diederick Werdmolder,                    Director of OppenheimerFunds  International Ltd. and  OppenheimerFunds  plc
Senior Vice President                    and  OppenheimerFunds  (Asia)  Limited;  Senior  Vice  President  (Managing
                                         Director  of  the  International   Division)  of  OFI  Institutional  Asset
                                         Management, Inc..
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Catherine M. White,                      Assistant Vice President of OppenheimerFunds  Distributor,  Inc.; member of
Assistant Vice President                 the American Society of Pension Actuaries (ASPA) since 1995.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
William L. Wilby,                        None
Senior Vice President & Senior
Investment Officer, Director of
Equities
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Troy Willis,                             None
Vice President:
Rochester Division
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Donna M. Winn,                           President,  Chief Executive Officer & Director of OFI Private  Investments,
Senior Vice President                    Inc.; Director & President of OppenheimerFunds  Legacy Program; Senior Vice
                                         President of OppenheimerFunds Distributor, Inc.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Philip Witkower,                         Senior Vice President of OppenheimerFunds Distributor, Inc.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Brian W. Wixted,                         Treasurer of HarbourView  Asset  Management  Corporation;  OppenheimerFunds
Senior Vice President & Treasurer        International Ltd.,  Oppenheimer Real Asset Management,  Inc.,  Shareholder
                                         Services,   Inc.,   Shareholder  Financial  Services,   Inc.,  OFI  Private
          Investments, Inc., OFI Institutional Asset Management, Inc.,
                                         OppenheimerFunds plc and
                                         OppenheimerFunds Legacy Program;
                                         Treasurer and Chief Financial Officer
                                         of OFI Trust Company; Assistant
                                         Treasurer of Oppenheimer Acquisition
                                         Corp.
---------------------------------------- ----------------------------------------------------------------------------
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Carol E. Wolf,                           Senior Vice President of HarbourView  Asset  Management  Corporation and of
Senior Vice President                    Centennial  Asset  Management  Corporation;  serves  on  the  Board  of the
                                         Colorado Ballet.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Oliver Wolff,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Kurt Wolfgruber,                         Director of Tremont Capital Management,  Inc., HarbourView Asset Management
Executive Vice President, Chief          Corporation  and OFI  Institutional  Asset  Management,  Inc.  (since  June
Investment Officer & Director            2003).   Management  Director  of  Oppenheimer   Acquisition  Corp.  (since
                                         December 2005).
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Caleb C. Wong,                           None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Edward C. Yoensky,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Lucy Zachman,                            None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Robert G. Zack                           General  Counsel  of  Centennial  Asset  Management  Corporation;   General
Executive Vice President &               Counsel and Director of  OppenheimerFunds  Distributor,  Inc.;  Senior Vice
General Counsel                          President and General Counsel of HarbourView  Asset Management  Corporation
                                         and OFI  Institutional  Asset  Management,  Inc.;  Senior  Vice  President,
                                         General  Counsel and  Director of  Shareholder  Financial  Services,  Inc.,
                                         Shareholder  Services,  Inc., OFI Private  Investments,  Inc. and OFI Trust
                                         Company;    Director   and   Assistant    Secretary   of   OppenheimerFunds
                                         International Ltd and OppenheimerFunds  plc; Vice President,  Secretary and
                                         General Counsel of Oppenheimer  Acquisition Corp.;  Director of Oppenheimer
                                         Real Asset  Management,  Inc. and  OppenheimerFunds  (Asia) Limited);  Vice
                                         President of OppenheimerFunds Legacy Program.
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Neal A. Zamore,                          None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Anna Zatulovskaya,                       None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Mark D. Zavanelli,                       None
Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Alex Zhou,                               None
Assistant Vice President
---------------------------------------- ----------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------------------------------------
Arthur J. Zimmer,                        Senior Vice President of HarbourView Asset Management Corporation.
Senior Vice President
---------------------------------------- ----------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust
Limited Term New York Municipal Fund (a series of Rochester Portfolio Series)
OFI Tremont Core Strategies Hedge Fund OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund Oppenheimer California Municipal Fund Oppenheimer
Capital Appreciation Fund Oppenheimer Capital Income Fund Oppenheimer Cash
Reserves Oppenheimer Champion Income Fund Oppenheimer Convertible Securities
Fund (a series of Bond Fund Series) Oppenheimer Core Bond Fund (a series of
Oppenheimer Integrity Funds) Oppenheimer Developing Markets Fund Oppenheimer
Discovery Fund Oppenheimer Dividend Growth Fund Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund Oppenheimer Enterprise Fund Oppenheimer
Equity Fund, Inc.
Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Diversified Fund
Oppenheimer International Growth Fund
Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer International Large-
     Cap Core Trust)
Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value Trust) Oppenheimer Limited Term California Municipal Fund Oppenheimer
Limited-Term Government Fund Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal Fund) Oppenheimer Main Street Fund (a series of
Oppenheimer Main Street Funds, Inc.) Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund Oppenheimer MidCap Fund Oppenheimer Money
Market Fund, Inc.
Oppenheimer Multi-State Municipal Trust (3 series):
     Oppenheimer New Jersey Municipal Fund
     Oppenheimer Pennsylvania Municipal Fund
     Oppenheimer Rochester National Municipals
Oppenheimer Portfolio Series (4 series)
     Active Allocation Fund
     Aggressive Investor Fund
     Conservative Investor Fund
     Moderate Investor Fund
Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer Principal
     Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer Principal
     Protected Trust II)
Oppenheimer Principal Protected Main Street Fund III (a series of Oppenheimer Principal
     Protected Trust III)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series)
     Oppenheimer Quest Balanced Fund
     Oppenheimer Quest Opportunity Value Fund
     Oppenheimer Small- & Mid- Cap Value Fund
Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
     Oppenheimer Disciplined Allocation Fund
     Oppenheimer Value Fund
Oppenheimer Strategic Income Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust
Oppenheimer Variable Account Funds (11 series):
     Oppenheimer Balanced Fund/VA Oppenheimer Capital Appreciation Fund/VA
     Oppenheimer Core Bond Fund/VA Oppenheimer Global Securities Fund/VA
     Oppenheimer High Income Fund/VA Oppenheimer Main Street Fund/VA Oppenheimer
     Main Street Small Cap Fund/VA Oppenheimer MidCap Fund/VA Oppenheimer Money
     Fund/VA Oppenheimer Strategic Bond Fund/VA Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
     Government Securities Portfolio
     Growth Portfolio
     Oppenheimer International Growth Fund/VA
     Total Return Portfolio
Rochester Fund Municipals

The address of the Oppenheimer funds listed above, Shareholder Financial Services, Inc., Shareholder Services,
Inc., OppenheimerFunds Services, Centennial Asset Management Corporation, Oppenheimer Real Asset Management, Inc.
and OppenheimerFunds Legacy Program is 6803 South Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds, Inc., OppenheimerFunds Distributor, Inc., HarbourView Asset Management
Corporation, Oppenheimer Acquisition Corp., OFI Private Investments Inc., OFI Institutional Asset Management,
Inc. and Oppenheimer Trust Company is Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New
York 10281-1008.

The address of Tremont Capital Management, Inc. is 555 Theodore Fremd Avenue, Suite 206-C, Rye, New York 10580.

The address of OppenheimerFunds International Ltd. is Bloc C, Irish Life Center, Lower Abbey Street, Dublin 1,
Ireland.

The address of Trinity Investment Management Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823. The address of OppenheimerFunds (Asia)
Limited is Central Tower, 28 Queen's Road, Suite 1601, Central, Hong Kong.

Item 32.  Location of Accounts and Records

       The accounts, books and other documents required to be maintained by
Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and
rules promulgated thereunder are in the possession of OppenheimerFunds, Inc. at its offices at Two World Financial Center, 225 Liberty Street, 11th Floor, New
York, New York 10281-1008.

Item 33.  Management Services

       Not applicable

Item 34.  Undertakings

       I. The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

       II. Registrant hereby undertakes:

              (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) to include any prospectus required by Section 10(a)(3)
of the Securities Act of 1933;

                    (ii) to reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the
Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) to include any material information with respect to
the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              (b) that, for the purpose of determining any liability under the
Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Interests offered therein, and the offering of the Interests at that time shall be deemed be the initial bona fide offering thereof; and
              (c) to remove from registration by means of a post-effective amendment any of the Interests being registered which remain unsold at the termination of the offering.

       III. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's Statement of Additional
Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of New York, and State of New York, on the 15th day of June, 2006.

                                   Oppenheimer Tremont Market Neutral Fund LLC

                                   By:  /s/ John V. Murphy*
                                        --------------------------------------------
                                      John V. Murphy, President,
                                      Principal Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                                  Title                                       Date

/s/ Clayton K. Yeutter*                     Chairman of the
-------------------------------
Clayton K. Yeutter                          Board of Directors                          June 15, 2006

/s/ John V. Murphy*                         President, Principal
-------------------------------
John V. Murphy                              Executive Officer and Director              June 15, 2006

/s/ Brian W. Wixted*                        Treasurer, Principal                        June 15, 2006
-------------------------------
Brian W. Wixted                             Financial & Accounting Officer

/s/ Matthew P. Fink*                        Director                                    June 15, 2006
-------------------------------
Matthew P. Fink

/s/ Robert G. Galli*                        Director                                    June 15, 2006
-------------------------------
Robert G. Galli

/s/ Phillip A. Griffiths*                   Director                                    June 15, 2006
-------------------------------
Phillip A. Griffiths

/s/ Mary F. Miller*                         Director                                    June 15, 2006
-------------------------------
Mary F. Miller

/s/ Joel W. Motley*                         Director                                    June 15, 2006
-------------------------------
Joel W. Motley

/s/ Kenneth A. Randall*                     Director                                    June 15, 2006
-------------------------------
Kenneth A. Randall

/s/ Russell S. Reynolds, Jr.*  Director     June 15, 2006
-----------------------------
Russell S. Reynolds, Jr.

/s/ Joseph M. Wikler*                       Director                                    June 15, 2006
-------------------------------
Joseph M. Wikler

/s/ Peter I. Wold*                          Director                                    June 15, 2006
-------------------------------
Peter I. Wold

/s/ Brian F. Wruble*                        Director                                    June 15, 2006
-------------------------------
Brian F. Wruble

*By:     /s/ Mitchell J. Lindauer
         ---------------------------
         Mitchell J. Lindauer, Attorney-in-Fact

                   Oppenheimer Tremont Market Neutral Fund LLC

                        Post-Effective Amendment No. ___

                      Registration Statement No. 333-124254

Exhibit No.                Description